9/30

05011580

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Holdings Limited

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

OCT 18 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1547 FISCAL YEAR 6-30-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

HOPEWELL Holdings Limited Annual Report 2005

合和實業有限公司二零零五年年報





perhighway
sphalt-paved dual
ınning between
nd Guangdan in
onnects to the
t Ring Road.



t Ring Road
aved dual three
ong the eastern,
of the Guangzhou
the Northern Ring
Ring Road.



tern Delta Route
km closed system
lane expressway
de. Phases II & III,
from Shunde to
gshan to Zhuhai



4

Hopewell New Town
A composite development in Huadu, Guangzhou with residential, logistic and commercial developments on approximately 797,000 sq.m. near the Guangzhou Baiyun International Airport.



5

Panda Hotel & Panda Place
A 1,000-room hotel in Tsuen Wan area, which is one of the largest hotels in Hong Kong, with its operation managed by a subsidiary of the Group. The ground floor and 3 basement levels of the hotel have been revamped into a modern and stylish shopping mall, named Panda Place.



6

Hong Kong -Zhuhai-Macau Bridge (Under planning)
A proposed Y-shaped 29 km bridge linking Hong Kong's western Lantau Island to the cities of Macau and Zhuhai on mainland China being pursued by the Group.



7

Nova Taipa Gardens
A multi-phase joint venture development of residential, commercial, social amenities and



8

Hopewell Centre
A 66-storey office / commercial building in Wanchai, which is the Group's flagship building and a Hong Kong landmark.



9

Hongkong International Trade and Exhibition Centre
A modern and unique 14-storey complex in Kowloon Bay, of over 163,000 sq.m., with self-contained convention and exhibition area, showroom offices, restaurants and other related business facilities.



10

196-206 Queen's Road East, Wanchai

214-224 Queen's Road East and 9-19 Sam Pan Street, Wanchai
The first site with area of about 464 sq.m. will be developed into a commerical building. The second site with area of about 1,082 sq.m. will be developed into a residential and commercial

Group Business Overview


Guangzhou
4
Foshan
2
3
Shunde
1
Dongguan
Zhongshan
Shenzhen
5
Hong Kong
8
10
9
Zhuhai
6
Macau
7


1

^ Guangzhou-Shenzhen Su
A 122.8 km closed system a
three lane expressway r
Huanggang in Shenzhen
Guangzhou where it c
Guangzhou East-South-Wes


2

^ Guangzhou East-Sout
A 38 km closed system con
lane expressway running a
southern and western fringes
urban areas and connecting t
Road to form the Guangzhou


3

^ Phases I, II & III of the Wes
Phase I is a completed 14.7
asphalt-paved dual three
linking Guangzhou to Shun
under planning, will run
Zhongshan and from Zho
respectively.

Corporate Profile

Hopewell Holdings Limited (stock code: 54), listed on the Stock Exchange of Hong Kong since 1972, is one of Hong Kong's premier companies with diverse business interests spreading across Property Investment and Development, Hotels and Hospitality, and Highway Infrastructure. The first two businesses are operated directly under Hopewell Holdings Limited while its 75% owned subsidiary, Hopewell Highway Infrastructure Limited (stock code: 737), also listed on the Stock Exchange of Hong Kong since 2003, holds its PRC-based transportation infrastructure interests. The Group, with strong expertise in investment, development and engineering of major projects, focuses on Hong Kong and the Pearl River Delta, and is founded on visionary strategic initiatives.



Contents

Financial Highlights

Turnover (HK$m)



2,500
2,000
1,500
1,000
500
1,829
1,030
799
1,898
1,245
653
2,192
1,514
678
2003
2004
2005

Group's Attributable Share of HHI JV's Turnover
Group Turnover

Profit Attributable to Shareholders (HK$m)



1,800
1,500
1,200
900
600
612
1,454
1,662
2003
2004
2005

Earnings before Interest and Tax (HK$m)



1,250
1,000
750
500
250
839
204
635
1,074
275
799
1,239
271
968
2003
2004
2005

Other EBIT
Infrastructure EBIT

Net Asset Value vs Market Value Per Share (HK$)



20
16
12
8
4
15.6
8.3
16.8
15.7
19.95
18.2
2003
2004
2005

Net Asset Value Per Share
Market Value Per Share

Group EBIT vs Interest



18x
15x
12x
9x
6x
3x
2.7x
5.3x
17.5x
2003
2004
2005

Group EBIT vs Interest

Return on Equity



10%
8%
6%
4%
2%
4.5%
9.8%
10.2%
2003
2004
2005

Return on Equity

5 Year Financial Summary

Consolidated Results

Year ended 30th June

(in HK$ million)	*2001*	*2002*	*2003*	*2004*	***2005***
Turnover	1,750	1,132	799	653	**678**
Profit from ordinary activities before taxation	336	363	833	1,815	**2,098**
Taxation	(27)	(18)	(122)	(50)	**(99)**
Profit before minority interests	309	345	711	1,765	**1,999**
Minority interests	(3)	(10)	(99)	(311)	**(337)**
Profit attributable to shareholders	**306**	**335**	**612**	**1,454**	**1,662**

Consolidated Balance Sheet

As at 30th June

(in HK$ million)	*2001*	*2002*	*2003*	*2004*	***2005***
Investment properties	6,385	5,986	5,655	5,891	**6,477**
Property, plant and equipment	1,119	1,119	1,493	552	**539**
Properties for or under development	662	833	1,018	908	**1,126**
Interests in jointly controlled entities	14,120	8,135	8,207	8,174	**7,725**
Defeasance/pledged deposits	87	1,833	1,681	95	**94**
Other non-current assets	946	1,181	575	898	**54**
Current assets	875	4,038	1,241	4,670	**3,965**
Total assets	**24,194**	**23,125**	**19,870**	**21,188**	**19,980**
Non-current liabilities	(8,045)	(4,436)	(3,921)	(1,230)	**(296)**
Current liabilities	(2,205)	(4,914)	(2,171)	(2,673)	**(905)**
Total liabilities	**(10,250)**	**(9,350)**	**(6,092)**	**(3,903)**	**(1,201)**
Minority interests	(13)	(21)	(125)	(2,419)	**(2,469)**
Shareholders' equity	**13,931**	**13,754**	**13,653**	**14,866**	**16,310**

Per Share Basis

	2001	*2002*	*2003*	*2004*	***2005***
Basic earnings per share (HK cents)	35	38	70	165	**186**
Dividend per share (HK cents)	12	43#	25	70#	**80#**
Net asset value per share (HK$)	15.9	15.7	15.6	16.8	**18.2**

(# Special dividend HK30 cents included)

Financial Ratios

	2001	*2002*	*2003*	*2004*	***2005***
Net debt to equity	56%	21%	14%	N/A	**N/A**
Net debt to total capitalization	35%	14%	11%	N/A	**N/A**
Return on equity	2.2%	2.4%	4.5%	9.8%	**10.2%**

Chairman's Statement



Sir Gordon Ying Sheung WU GBS, KCMG, FICE *Chairman*

I am very pleased to report to shareholders that the Group had another excellent year with net profit attributable to shareholders of HK$1,662 million for the financial year ended 30th June, 2005, an increase of 14% over the HK$1,454 million reported last year. Basic earnings per share was HK$1.86, an increase of 13% over HK$1.65 reported last year.

The Board of Directors has proposed a final dividend of HK38 cents per share which, together with the interim dividend of HK12 cents per share and special interim dividend of HK30 cents per share, will result in total dividends for the year of HK80 cents per share, up 14.3% from last year's HK70 cents. The dividend payment for this year represents a 43% payout of net profits.

The Register of Members of the Company will be closed from Wednesday, 12th October, 2005 to Wednesday, 19th October, 2005, both dates inclusive, during which no transfer of shares of the Company will be effected. Subject to approval of the shareholders at the annual general meeting to be held on 19th October, 2005, the final dividend will be paid on or about 20th October, 2005 to shareholders as registered at the close of business on 19th October, 2005.

The Group had another excellent year with net profit attributable to shareholders of HK$1,662 million for the financial year ended 30th June, 2005, an increase of 14% over ...... The Group benefited from the favourable business environment in the PRD region, the three core businesses of the Group, namely Infrastructure, Property and Hospitality all recorded good results for the financial year.

Business Review

The Hong Kong economy has continued to improve over the past year. Boosted by the relaxatio ı of the individual tourists from the PRC, the local tourist and retail related markets boomed, which in turn spread to other sectors of the economy. In the Pearl River Delta ("PRD"), the economy maintained its buoyant growth. The second phase of the Mainland-Hong Kong Closer Economic Partnership Arrangement (CEPA II), concluded in August 2004, with further liberalisation measures on trade in goods and services, provides additional opportunities for Hong Kong businesses to do business in the PRC.

During the year, the Group benefited from the favourable business environment in the PRD region. The three core businesses of the Group, namely Infrastructure, Property and Hospitality all recorded good results for the financial year. Infrastructure had an excellent year with exceptional growth in traffic and revenue while maintaining the largest profit contribution at HK$968 million. Property income contribution for the year was almost at the same level as last year at HK$171 million. The major revamp of the shopping mall at Panda Hotel, named Panda Place, has been completed and now operating. The lease modification of

Hongkong International Trade and Exhibition Centre was completed to permit commercial and retail usage. As property rentals have rebounded from the bottom, renewals and new lettings during the year at higher rates will be reflected over time. The Hospitality business continues to benefit from the relaxation of individual tourist visa policy by PRC; its contribution for the year was HK$59 million, with Panda Hotel achieving a significant improvement in income.

The Group also made good progress on the implementation of a number of planned projects. Construction on five residential towers, named Nova City on Taipa Island in Macau, is at an advanced stage. The towers have been topped off and are scheduled to be completed in the first half of 2006. Six high rise apartment blocks and 57 townhouses with gardens of the initial phase of Hopewell New Town in Huadu district of Guangzhou are being built with four apartment blocks and the townhouses scheduled to be completed by the end of this year. Pre-sales of the units of these two projects are being planned for the second half of 2005.

Continued Improvement in Financial Strength

The Group continued to maintain a strong financial position during the year. At the year-end, the Group has net cash of HK$3.3 billion and the undrawn bank facilities of HK$5.5 billion. Subsequent to the financial year-end, to further strengthen the Group's financial position, the Group's listed subsidiary, Hopewell Highway Infrastructure Limited ("HHI"), successfully obtained a fully underwritten commitment for a 5-year unsecured syndicated bank revolving credit and term loan facility of HK$ 3.6 billion from a group of commercial banks, and which is currently being syndicated.

Prospects

The Hong Kong economy and that of PRD appear to be on a path of steady growth. Besides the continuing opportunities available from the CEPA initiatives, the Hong Kong business community is anticipating a significant improvement in the tourism and retail sectors after the opening of the Hong Kong Disneyland scheduled in September 2005. On the other hand, it is apparent that the recent increases in interest rates and oil prices are likely to lead to inflation in operating costs and a new challenging business environment. Overall, I remain optimistic about the prospects of further growth and new investment opportunities for the Group.

Our Group will continue to focus on Infrastructure, Property and Hospitality businesses, and pursue our goal of maintaining a leading position in these sectors in the PRD. We have made good progress on property development, including Hopewell New Town in Huadu district of Guangzhou and Nova City in Macau. In the financial year 2005/2006, the Group is looking forward to beginning realize income from these property development projects, developing Phase II of the Western Delta Route as well as continuing the feasibility study of widening the Guangzhou-Shenzhen Superhighway. While negotiation of the terms of co-operation of the Phase III of the Western Delta Route with the PRC partner is close to finalization, the Group will also strive to resolve the remaining issues of Mega Tower project whereas HHI will put in additional efforts to secure a vital role in the Hong Kong-Zhuhai-Macau Bridge project when it proceeds.

Change of Directors

The Board welcomes new Executive Director, Mr. Barry Chung Tat MOK, who was appointed on 15th August, 2005. Mr. MOK also serves on the board of HHI as Executive Director.

Acknowledgement

I would like to take this opportunity to thank our shareholders, customers and suppliers as well as our working partners for their continuing support, and to express my sincere appreciation to my fellow directors, the management team and all staff members for their loyalty, diligence, and hard work in contributing to the excellent performance of the Group for the past financial year.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 1st September, 2005



(From left to right)

1. Sir Gordon Ying Sheung WU
GBS, KCMG, FICE
Chairman

2. Mr. Eddie Ping Chang HO
Vice Chairman & Managing Director

3. Mr. Josiah Chin Lai KWOK
Deputy Managing Director

4. Mr. Thomas Jefferson WU
Deputy Managing Director

5. Mr. Robert Van Jin NIEN
Executive Director

6. Mr. Albert Kam Yin YEUNG
Executive Director

7. Mr. Colin Henry WEIR
Executive Director

8. Mr. David Yau-gay LUI
Executive Director

9. Mr. Andy Lee Ming CHEUNG
Executive Director

10. Mr. Eddie Wing Chuen HO Junior
Executive Director

11. Mr. Barry Chung Tat MOK
Executive Director

Profile of Directors

Executive Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Aged 69, he is the Chairman of the Board of the Company. He is also the Chairman of Hopewell Highway Infrastructure Limited ("HHI"), the listed subsidiary of the Company, a director of various members of the Group and an independent non-executive director of i-Cable Communications Limited. He graduated from Princeton University with a Bachelor of Science degree in engineering in 1958. As one of the founders of the Group, he was the Managing Director from 1972 to December 2001 before he became the Chairman. He was responsible for the Group's infrastructure projects in the PRC and South-East Asia and has been involved in the design and construction of numerous buildings and development projects in Hong Kong and the PRC. He is husband of Lady Ivy Sau Ping KWOK WU JP and father of Mr. Thomas Jefferson WU.



He is very active in civic activities, his civic duties include:

In Hong Kong

- Member — Hong Kong Logistics Development Council
- Chairman — City University of Hong Kong Council
- Vice President — Hong Kong Real Estate Developers Association
- Member — The Greater Pearl River Delta Business Council
- Patron — Hong Kong Logistic Association

In the PRC

- Deputy Director — Chinese People's Political Consultative Conference – Overseas Chinese Affairs Committee
- Director — United Nations Association of China

Sir Gordon received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institution of Civil Engineers, The Chartered Institute of Logistics and Transport in Hong Kong and Hong Kong Academy of Engineering Sciences. He is also a Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Foshan, PRC
- The City of Shenzhen, PRC
- The District of Shunde, PRC
- The District of Nanhai, PRC
- The District of Huadu, PRC
- The Province of Quezon, the Philippines

Awards and Honours	*Year of Award*
• Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
• Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
• Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
• Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
• Industry All-Star by Independent Energy, USA	1996
• International CEO of the Year by George Washington University, USA	1996
• Among "the Best Entrepreneurs" by Business Week	1994
• Man of the Year by the International Road Federation, USA	1994
• Business Man of the Year by the South China Morning Post and DHL	1991
• Asia Corporate Leader by Asia Finance Magazine, HK	1991
• Chevailer De L'Ordre De La Corona by the King of Belgium	1985

Mr. Eddie Ping Chang HO

Aged 72, he has been the Managing Director of the Company since January 2002 and the Vice Chairman of the Company since August 2003. He is the Chairman of the Remuneration Committees of both the Company and HHI, Vice Chairman of HHI and a director of various members of the Group. He was previously the Deputy Managing Director since the Company was listed on the Stock Exchange in 1972. He has been involved in developing all of the Group projects in the PRC, including highway, hotel and power station projects. In addition, he has extensive experience in building and development projects in Hong Kong. He is a Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC. He is father of Mr. Eddie Wing Chuen HO Junior.

Mr. Josiah Chin Lai KWOK

Aged 53, he was appointed Deputy Managing Director of the Company in January 2002 and is also a director of various members of the Group. He is a solicitor. Previously, he worked as a consultant to the Group on various important projects such as Guangzhou-Shenzhen-Zhuhai Superhighway, Shajiao B and C Power Stations, etc. Afterwards, he worked as Secretary for The Hong Kong Association of Banks, Legal Advisor of The Airport Authority, Hong Kong and Group Legal and Compliance Director of the BNP Paribas

Mr. Thomas Jefferson WU

Aged 32, an Executive Director of the Company since June 2001 and the Chief Operating Officer since January 2002, he was appointed Deputy Managing Director of the Company in August 2003. He is also the Managing Director of HHI and a director of various members of the Group. Mr. WU joined the Group in 1999 as manager of Executive Committee Office, and was promoted to Group Controller in March 2000. He has been involving in the review of the Group's operational performance, strategic planning and organizational effectiveness and has upgraded the financial and management accounting systems of the Group. He holds a Master of Business Administration degree from Stanford University and a Bachelor degree in Mechanical and Aerospace Engineering from Princeton University. He also acts as the Honorary President of the Association of Property Agents and Realty Developers of Macau, Honorary President of the Association of Huadu in Macau, Chairman of Hong Kong Amateur Hockey Club and Vice Chairman of The Chamber of Hong Kong Listed Companies. He is a also member of the Huadu District Committee of The Chinese People's Political Consultative Conference. He is son of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU JP.

Mr. Robert Van Jin NIEN

Aged 58 and an Executive Director of the Company since 1980, he is responsible for corporate finance, corporate affairs, administration and property management of the Group. He is also a director of various members of the Group. He has been involved in the Group's major fund raising activities on both project and corporate levels. He holds a Master of Business Administration degree from University of Pennsylvania's Wharton Graduate Business School.

Mr. Albert Kam Yin YEUNG

Aged 54, he was appointed as an Executive Director of the Company in November 2002 and is also a director of various members of the Group. Prior to joining the Group, he was a director of WMKY Limited from 1986 to 1998 and acted as a consultant of the Group's development and construction projects. He holds a Bachelor of Architecture degree from the University of Hong Kong. He is a Registered Architect, an Authorized Person, and a member of The Hong Kong Institute of Architects and various professional bodies.

Mr. Colin Henry WEIR

Aged 59, he joined the Group in 1985 and was appointed as an Executive Director of the Company in March 1997. He is also a director of Hopewell (Thailand) Limited and various members of the Group. He became a member of the Institution of Civil Engineers in 1975. He was the Engineering Manager for the design and construction of power station and highway. In 1991, he became the Engineering Manager and subsequently Project Director for the Bangkok Elevated Road and Train System project. He is now responsible for the oversea projects of the Group.

Mr. David Yau-gay LUI

Aged 60, he was appointed as an Executive Director of the Company in 1997. He is also a director of Hopewell (Thailand) Limited and other certain members of the Group. He was the Founding Director of Pat Davie Ltd., one of the leading interior design and contracting firms in Hong Kong. Since 1990, he has been involved in the Group's Bangkok Elevated Road and Train System project in Thailand.

Mr. Andy Lee Ming CHEUNG

Aged 39, he was appointed as an Executive Director of the Company in July 2003 and is also a director of various members of the Group. He joined the Group in 1997. He is involved in the Group's financial activities and development and control of the Group's investment projects. He holds a Bachelor degree in Business Administration from Boston University and a Master of Business Administration degree from McMaster University. He is a Certified Public Accountant of the State of Illinois in the United States. He has considerable experience in the areas of business development, finance and audit.

Mr. Eddie Wing Chuen HO Junior

Aged 36, he was appointed as an Executive Director of the Company in August 2003. He joined the Group in 1994 and held various management positions, including Director of Marketing and Sales and Deputy General Manager, at the Group's Hongkong International Trade and Exhibition Centre in Kowloon Bay. He holds a Bachelor of Arts degree from California State University in the United States. He is son of Mr. Eddie Ping Chang HO.

Mr. Barry Chung Tat MOK

Aged 47, he was appointed an Executive Director of both the Company and HHI on 15th August, 2005. He has a Bachelor Degree in Economics/Accounting from the University of Reading, United Kingdom. He has over 20 years of experience in banking and finance with extensive knowledge in corporate finance, structured finance, derivatives and other financial products. He was previously the Chief Executive of BOCI Capital Limited, a wholly-owned subsidiary of Bank of China, Beijing and the Group General Manager – Business Development of Sino Land Company Limited.

Non-Executive Directors

Mr. Henry Hin Moh LEE

Aged 77, he has been with the Group since the Company was listed in 1972. He is a Non-Executive Director and a Consultant of the Company. Prior to his retirement from executive duties of the Company in December 2001, he was responsible for real estate development and property rental and sales of the Group. He was actively engaged in the property business in Hong Kong. He is a Honorary Citizen of the city of Foshan and the Shunde district in the PRC.

Lady Ivy Sau Ping KWOK WU JP
Aged 56 and a Non-Executive Director of the Company, she joined the board in August 1991. She serves on the committees and boards of numerous commercial and social organizations including Asian Cultural Council (Hong Kong), Asia Society and Hong Kong Red Cross. She was appointed a Justice of the Peace effective 1st July, 2002. She is the wife of Sir Gordon Ying Sheung WU and mother of Mr. Thomas Jefferson WU.

Mr. Carmelo Ka Sze LEE
Aged 45, he was appointed as an Independent Non-Executive Director of the Company in March 2001 and was re-designated as a Non-Executive Director on 6th September, 2004. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a practicing solicitor and a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries, which firm rendered professional services to the Group and received normal remuneration for such services.

Independent Non-Executive Directors

Mr. Guy Man Guy WU
Aged 48 and an Independent Non-Executive Director of the Company, he joined the board in 1987. He is also a member of the Audit Committee of the Company. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

Ms. Linda Lai Chuen LOKE
Aged 67 and an Independent Non-Executive Director of the Company, she joined the board in August 1991 and is also a member of both the Audit Committee and Remuneration Committee of the Company. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and Vice President (Private Wealth Management) at Morgan Stanley Inc.

Mr. Lee Yick NAM
Aged 58, he was appointed as an Independent Non-Executive Director of the Company on 6th September, 2004 and is also an Independent Non-Executive Director of HHI. He is the Chairman of the Audit Committees and a member of the Remuneration Committees of both the Company and HHI. He holds a certificate in management studies from Carnegie Mellon University of the United States in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was appointed as a member of the Hong Kong Deposit Protection Board on 1st July, 2004.

Operations Review

The Group's investment portfolio of rental properties includes Hopewell Centre, Hongkong International Trade and Exhibition Centre ("HITEC"), shopping arcades of Panda Hotel and Allway Gardens, three floors of Hing Wai Centre at Aberdeen and various car parking spaces at Allway Gardens, Wu Chung House and Hing Wai Centre.

Hopewell Centre and HITEC, the Group's two major rental properties, remain the principal contributors to the turnover of the property business. For the year ended 30th June, 2005, turnover of the property business amounted to HK$290 million, compared with HK$291 million of the last financial year, representing about 43% of the Group's total turnover. EBIT was slightly lower at HK$171 million compared with last year's HK$173 million due to the lease expiry of a major tenant of Hopewell Centre.



Rental Property



Hopewell Centre fitted with LED lighting

Hong Kong Rental Property EBIT (HK$m)



240
180
120
60
217
43
113
173
27
100
171
24
94
2003
2004
2005
Hopewell Centre
HITEC
Others

Hopewell Centre and HITEC Average Occupancy (%)



100
75
50
25
92%
91%
89%
2003
2004
2005
Hopewell Centre
HITEC

Hopewell Centre, Wanchai


Landmark at Queen's Road East

The economic recovery with promising business prospects has boosted the office demand for upgrading and expansion, pushing up market office rentals on average. Benefiting from the vibrant inbound tourism and strong local consumption, rentals for retail premises also improved.

Hopewell Centre, our Group's flagship property, remains a Hong Kong landmark. Although the overall average occupancy rate maintained at 89% as compared to 91% of the last financial year, leases concluded during the year have been at significantly better rates. The current committed leases have improved to 98% in occupancy.


HOPEWELL CENTRE
Renovated entrance


Lift lobby new look

The Group has a strong commitment to maintain Hopewell Centre as a modern office building with the highest quality standards. The comprehensive renovation program for upgrading the main lobbies, shopping arcade and building facilities has continued by phases. Major renovation works which include complete facelift and modernization of all common areas and building facilities have been carried out. During the year, Hopewell Centre, after being fitted with LED lighting on its exterior wall, participated in the Harbour Lighting Scheme organized by the Government, increasing the building's visibility around the harbour. The new look of Hopewell Centre will further enhance the reputation and quality of Hopewell Centre as a local landmark.

Hongkong International Trade and Exhibition Centre, Kowloon Bay


HITEC with EMSD headquarters in background

The Hongkong International Trade and Exhibition Centre ("HITEC"), a commercial complex located at the hub of Kowloon Bay, one of the major commercial districts in East Kowloon, offers a comprehensive range of showrooms, office spaces and facilities to hold large scale trade shows, conferences and banquets.

The overall performance of HITEC for the year showed improvement. Although competition from new office buildings in the neighbouring areas continued to be severe,



Lobby of HITEC



Concert at HITEC

the overall average occupancy of HITEC stood steadily at 60%, as compared to about 62% of the last financial year. Turnover from convention and exhibition, as compared to the last financial year, increased about 37%.

Looking to the year ahead, competition is still fierce due to new office supply in nearby Kwun Tong. However, in light of the gradual economic recovery, the Group expects demand for large-scale shows and events, and banquets will continue to be strong. The footbridge connecting the new Electrical and Mechanical Services Department headquarters to HITEC, completed by the Government in May 2005, is expected to bring additional traffic flow and business to HITEC.

The land lease modification to non-industrial was successfully completed in January 2005, allowing areas of the building for office, commercial and retail uses. The Group plans to invest in revamping the centre, and turning 600,000 square feet into an entertainment destination. The proposed revamp project aims to modernize HITEC's persona and facilities, while repositioning part of HITEC as an indoor entertainment destination point is under planning. Renovation works are scheduled to commence shortly.

Panda Place, shopping mall of Panda Hotel



Panda Place atrium



Renovation works for revamping the ground floor and three basement levels of Panda Hotel into a modern and stylish shopping mall, named Panda Place, were undertaken during the year under review. The design of Panda Place is featured around the theme of food and beverages, lifestyle and entertainment, targeting at the middle to upper markets of the affluent local families and hotel guests.

The bulk of the shopping spaces at Panda Place have been pre-leased, with a number of renowned chain stores having committed to lease. The shopping mall has begun operation and as shops open for business, the number of shoppers visiting the mall is encouraging.

Turnover of hospitality business for the year under review increased by 20% to HK$331 million as compared to the last corresponding year and the increase was mainly due to the strong performance of Panda Hotel and other food and beverage businesses. EBIT increased by 48% from HK$40 million of the last corresponding year to HK$59 million.





Panda Hotel lobby

Hotel and Catering


Panda Café at Panda Hotel

[redacted]

Hospitality EBIT (HK$m)


60
45
30
15
59
40*
6*
48
37
6
2003 2004 2005
Panda Hotel
Others

Panda Hotel Average Occupancy (%)


80
60
40
20
65%
80%
85%
2003 2004 2005

* Upon the expiry of the China Hotel joint venture agreement, contribution from China Hotel for FY 2003 of HK$13 million and FY 2004 of HK$36 million were excluded from the chart.

Panda Hotel, Tsuen Wan

Benefiting from the revival of the tourist industry and economic growth in Hong Kong, Panda Hotel performed well in the year under review. Total revenue increased 18% to HK$175 million as compared to the last corresponding year. Average room rate increased by 19%, average room occupancy increased from 80% to 85% while the food and beverages revenue also showed improvement. Tourists from Mainland China and Korea are the key guests of the hotel while guests from other segments such as corporate, long-staying and local residents also contribute to a steady flow of hotel guests after the completion of renovation to certain guest floors, restaurants and function rooms.


PANDA
Panda Hotel, Tsuen Wan


Suite room at Panda Hotel

Looking ahead, the hotel may face intensive competition from new hotel supply in the adjacent areas. However, because of continued high demand for travel from various regions and long haul markets, especially with the opening of Hong Kong Disneyland in September 2005, demand for hotel accommodation in both corporate and leisure segments is expected to remain strong. According to the recent visitors arrivals forecast by the Hong Kong Tourism Board, visitors from Mainland China will continue to be the leading contributor. The continued robust performance from South and Southeast Asia markets is expected to bring a continued steady growth from our targeted short and long haul markets.

The hotel will further strengthen its marketing schemes involving attractive packages and special promotions for both rooms and food and beverages. Furthermore, our on-going refurbishment and renovation program for our guestrooms and restaurants will sustain our competitiveness in the market. Room refurbishment is continuing until all rooms, restaurants and function rooms are renovated.



Revolving 66 Restaurant, Hopewell Centre



Ground Floor Plaza, HITEC



Panda Café, Panda Hotel

The Group, apart from the food and beverage outlets at Panda Hotel, operates Revolving 66 Restaurant at Hopewell Centre, Yuet Loy Heen and Grand Buffet Restaurant at HITEC, and Bayern Gourmet Food (the food manufacturer and supplier). Contribution from the restaurant and catering services during the year under review improved due to the growth of tourist arrivals, improved customer sentiments brought by economic rebound and the Group's series of innovative promotions.

In view of the positive macro-environment, a steady growth of the restaurant and catering business is expected.

PROJECT	LOCATION	DESCRIPTION	STATUS
HONG KONG SAR			
196 – 206 Queen's Road East, Wanchai, Hong Kong Island	Wanchai, Hong Kong Island, opposite to Hopewell Centre	Site area is about 464 sq.m. and will be developed for commercial use.	Hoarding and Foundation works have commenced since early August 2005.
214 – 224 Queen's Road East and 9 –19 Sam Pan Street, Wanchai, Hong Kong Island	Wanchai, Hong Kong Island, opposite to Wu Chung House and to the east of Hopewell Centre	Site area is about 1,082 sq.m. and will be developed for residential and commercial use.	General building plans have been approved. Tendering for hoarding & foundation works is in progress.
Mega Tower Hotel	Wanchai, Hong Kong Island, near Hopewell Centre	A development site of about 11,500 sq.m. under various approval processes for the development of a hotel complex with recreation, shopping, restaurant and other commercial facilities.	Project has been undergoing various processes for the Town Planning Board's approval.
GUANGZHOU CITY – GUANGDONG PROVINCE, PRC			
Hopewell New Town	Huadu District, Guangzhou, near the Guangzhou Baiyun International Airport	The Group has a 95% interest in the project with a site of about 797,000 sq.m. for a composite development with residential, logistic and commercial developments. This project will be developed by phases.	Master Layout Plan for the development has been approved. Show flats have been completed. Construction of 57 townhouses and four 14-storey blocks are scheduled for completion by the end of 2005. Sale will be launched in the second half of 2005.
MACAU SAR			
Nova Taipa Gardens	Taipa Island, Macau	The Group has a 50% interest in the joint venture project with Shun Tak and STDM. Original site has an area of 176,000 sq.m..This project will be developed by phases into residential, commercial and hotel properties with social amenities.	Construction of the first 5 residential blocks with 684 apartments and about 800 car parking spaces of a new phase of the project, Nova City, is underway. Pre-sale is scheduled for launching in the second half of 2005.





High rise residential blocks at Hopewell New Town, Huadu

EBIT from the property development business for the financial year increased to HK$60 million, as compared to HK$4 million of the last corresponding year, mainly due to the gain in disposal of the development right in Phase 4 of Nova Taipa Gardens, Macau.

Hopewell New Town, Huadu, Guangzhou

The Group owns a 95% interest in Hopewell New Town, a composite development project in Huadu, Guangzhou. The project, with a site area of approximately 797,000 sq.m., is planned to be developed in several phases comprising residential units, commercial space and a logistics complex.



Model of Hopewell New Town development

The project, strategically located approximately 2 km from the Guangzhou Baiyun International Airport opened in August 2004, is expected to capture the robust demand for residential, commercial and logistics developments generated by the new airport. It is also conveniently located near the Guangzhou Huadu Auto City and other commercial and manufacturing facilities.


合和新城

Entrance of Hopewell New Town



Hopewell New Town, Huadu



Townhouses at Hopewell New Town

Six apartment blocks and 57 townhouses with gardens, part of the initial phase of the development, are being built with four apartment blocks and the townhouses scheduled to be completed by the end of this year. As there is an increasing demand from multi-national companies expanding in the logistics, car, jewellery and leather industries in Huadu, the Group expects to receive good response from the sale of these units, which is planned to be launched in the second half of 2005.



Interior of decorated townhouse with excellent building design





Nova Taipa Gardens, Taipa Island, Macau

Nova Taipa Gardens, in which the Group has a 50% interest, is a multi-phase joint venture property development of residential, commercial, social amenities and hotel on Taipa Island in Macau.

With the strong revival of the property market in Macau, the joint venture company has been developing a new phase of the project, Nova City. Construction works for the first sub-phase of Nova City, which covers five residential blocks with development area of approximately 105,000 sq. m., providing 684 apartments and about 800 car parking spaces, is well advanced with target completion in 2006 and pre-sale is expected in the second half of 2005. Four more residential blocks are also scheduled to commence construction in the second half of 2005.



Nova City clubhouse



Luxurious living space


濠庭都會
nova

Nova City, Macau



Elegant study room

During the year under review, the joint venture company has disposed of its development right in Phase 4 (with a site area of 5,230 sq.m.) of the project to one of its shareholders at a consideration of HK$200 million.

The Group believes Macau is a market of phenomenal potential growth and the project is anticipated to yield good profits from development and sale of the project over time.

196-206 Queen's Road East
214-224 Queen's Road East and 9-19 Sam Pan Street



The development site at 196-206 Queen's Road East, with a site area of approximately 464 sq.m. (5,000 square feet), is located opposite to Hopewell Centre and will be developed into a commercial building of approximately 75,000 square feet. Construction works were commenced in August 2005 and completion is expected in 2007.

The development site at 214-224 Queen's Road East and 9-19 Sam Pan Street has a site area of approximately 1,082 sq.m. (11,600 square feet) and is located opposite to Wu Chung House and situated to the east of Hopewell Centre. It will be developed into a residential and commercial tower with gross floor area of approximately 95,000 square feet. Construction is expected to start in the second half year of 2005 while completion is scheduled in 2007.

Mega Tower Hotel, Wanchai



Mega Tower Hotel is the Group's latest hotel development in Hong Kong. The proposed 2,000-room hotel, adjacent and to the west of Hopewell Centre, is planned to incorporate shopping, restaurant, commercial and convention facilities as well as much needed community open space in the vicinity. The Group has lodged a notice of appeal to the Town Planning Board in May 2005 for its rejection of the current planning application. A hearing date is being arranged by the Town Planning Appeal Board. The Group is in the process of reviewing its alternatives in materializing the project.

EBIT from infrastructure business for the year under review increased 21% from HK$799 million of the last corresponding year to HK$968 million due to the growth in traffic flow and toll revenue of the three toll road projects, viz. Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou East-South-West Ring Road ("ESW Ring Road") and Phase I of the Western Delta Route ("Phase I West"), invested by the Group's listed subsidiary, Hopewell Highway Infrastructure Limited ("HHI"). The first full year operation of the Phase I West was profitable, a remarkable performance for an operating toll road.



HHI

The Group continues to retain approximately 75% shareholding in HHI which focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges. Through co-operative joint venture arrangements, HHI has invested in three expressway projects in the Pearl River Delta region ("PRD"), being the GS Superhighway, the ESW Ring Road and the Phase I West. The total length of these expressways is about 180 km, connecting Shenzhen, Dongguan, Guangzhou and Foshan where are the most thriving and prosperous cities in the southern China region. For the financial year ended 30th June, 2005, the GS Superhighway, the ESW Ring Road and the Phase I West all recorded robust growth in traffic and toll revenue. Compared to the last financial year, the aggregate average daily traffic of the three expressways increased 25%; whereas, the total toll revenue increased 22% to RMB 3.5 billion.

The opening of new airport and seaports, the implementation of the Closer Economic Partnership Arrangements and the formation of the Pan-PRD programmes are the key favourable factors to drive the economic growth in the PRD. The growth of the gross domestic product and private car ownership in the PRD have brought into additional traffic flow and driven continuous traffic growth in the



region. HHI strategically holding three major expressways in the PRD core expressway network and well positioned to widen these existing expressways and invest new expressways, has laid a concrete foundation for future investments and development.

In December 2004, HHI's three expressways were connected to the Guangdong Government's engineered provincial expressways unitoll system. Since then, the expressways are able to accept "Yuetong IC-Card" as electronic payment for toll and also facilitate non-stop electronic toll payment. All these have provided drivers with a more convenient and rapid toll payment service, and therefore enhanced the toll collection efficiency. Effective from 1st June, 2005, in response to the PRC country's policy to support freight transportation development and encourage heavy trucks not to be over-loaded on expressways, the Guangdong Government lowered the toll rate multiple of class 5 vehicles on all expressways in Guangdong. Under which the toll rate multiple of class 5 vehicles was down from 5 to 4.5 on the GS Superhighway and the ESW Ring Road, and from 4 to 3.5 on the Phase I West. On the same day, the PRC authorities cut the business tax rate on toll income of all expressways in the PRC from 5% to 3%. After all, HHI does not expect the aforesaid two adjustments will have any material impact on HHI.

Guangzhou-Shenzhen Superhighway ("GS Superhighway")



Project Summary – GS Superhighway	
Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10: 50% Year 11-20: 48% Year 21-30: 45%


Annual Toll Revenue
(RMBm)
3,000
2,250
1,500
750
2,109
2,526
2,969
2003
2004
2005


Average Daily Traffic
(No. of vehicles)
200,000
150,000
100,000
50,000
155,394
188,768
229,191
2003
2004
2005


Average Daily
Toll Revenue (RMB'000)
8,000
6,000
4,000
2,000
5,779
6,901
8,134
2003
2004
2005

The GS Superhighway is currently the only expressway directly connecting Guangzhou, Dongguan, Shenzhen and Hong Kong. It is a 122.8 km long, closed system, fully lit dual three-lane expressway with 18 interchanges.

Being the main artery in the expressway network of the PRD, it closely connects to the major cities, airports, ports and the expressways including Jihe Expressway, Humen Bridge, Guangzhou Second Ring Road Northern Section and Guangzhou Ring Road. It will further connect to the Nanping Expressway in Shenzhen, Changhu Expressway in Dongguan and Guangzhou Second Ring Road Eastern Section once completed. The traffic flow and toll revenue of the GS Superhighway have exhibited continuous robust growth since it opened to traffic in 1994.

Over the past financial year, its average daily traffic rose 21% to 229,000 vehicles and annual toll revenue increased 18% to RMB 3 billion. When the Changhu Expressway and the Nanping Expressway open to traffic in the coming year, the GS Superhighway will further be fueled with additional traffic.

The joint venture company's main objective is to persistently upgrade the GS Superhighway's service standards and improve its ancillary facilities. During the year, the joint venture company joined hands with the local governments to reconstruct the Changan and Luogang interchanges to further improve their connections with local roads. It also expanded the toll station that connected to the Jihe Expressway to increase throughput capacity. In view of the further economic development of the PRD, HHI together with the joint venture company have been studying the feasibility of widening the GS Superhighway from its current total six lanes to ten lanes.

Benefiting from the continuous economic growth of Guangdong Province, especially the PRD, and the substantial increase in car ownership, HHI believes that the traffic flow and toll revenue of the GS Superhighway will continue stable growth.

Guangzhou East-South-West Ring Road ("ESW Ring Road")



Project Summary – ESW Ring Road	
Location	Guangzhou, Guangdong, PRC
Length	38 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jan 2002 – Dec 2031
Net Cash Flow Sharing Ratio	Year 1-10: 45% Year 11-20: 37.5% Year 21-30: 32.5%


Annual Toll Revenue
(RMBm)
400
300
200
100
215
274
356
2003
2004
2005


Average Daily Traffic
(No. of vehicles)
60,000
45,000
30,000
15,000
38,930
47,516
62,600
2003
2004
2005


Average Daily Toll Revenue (RMB'000)
1,000
750
500
250
590
748
975
2003
2004
2005

The ESW Ring Road is a 38 km long, dual three lane closed system expressway with 12 toll stations. It is a major route of the expressway network in the PRD and Guangzhou, with connections to the GS Superhighway, the Guangzhou Northern Ring Road, the Guangfo Expressway, the Nansha Port Expressway, the Phase I West and major feeder roads of Guangzhou, creating a circular transportation artery surrounding the central part of Guangzhou city.

During the review period, the ESW Ring Road continued to record robust growth in traffic and toll revenue. Its average daily traffic flow was 63,000 vehicles and annual toll revenue reached RMB 356 million, representing a 32% and 30% growth respectively.

Subsequent to the operation of the Phase I West in April 2004, the Guangzhou New Airport opened in August 2004 and the Nansha Port Expressway connected to the ESW Ring Road was also operational in December 2004. They all brought in further traffic growth to the ESW Ring Road.

HHI believes that the economic development of Guangzhou will continue to be the spearhead in Guangdong Province. With the opening of the Nansha Port Expressway and the Phase I West, together with the successive completion of some connecting expressways to the ESW Ring Road, the ESW Ring Road will further display its important position in Guangzhou expressway network, expediting its continuous growth.

Phase I of the Western Delta Route ("Phase I West")



Project Summary – Phase I West	
Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Sep 2003 – Sep 2033
Profit Sharing Ratio	50%


Annual Toll Revenue
(RMBm)
100
75
50
25
10
100
2004*
2005


Average Daily Traffic
(No. of vehicles)
20,000
15,000
10,000
5,000
11,459
18,204
2004
2005


Average Daily
Toll Revenue (RMB'000)
300
225
150
75
166
273
2004
2005

** Operation started on 30th April, 2004 with 2 months' results only.*

The Phase I West is a 14.7 km long dual three lane expressway. It connects ESW Ring Road in the north to both National Highway 105 and Bigui Road of Shunde in the south. Its first full year operation was profitable, a remarkable performance for an operating toll road.

Benefiting from the rapid economic growth of Guangzhou and Foshan, the Phase I West recorded remarkable growth both in traffic flow and toll revenue since it opened to traffic on 30th April, 2004. During the year under review, the average daily traffic increased 59% to 18,000 vehicles and the daily toll revenue rose 64% to RMB 273,000. Its annual toll revenue reached RMB 100 million.

Currently, the Phase I West is the only expressway directly linking Guangzhou and the Shunde district of Foshan. It significantly reduces the traveling time between these two areas from 40 minutes to 10 minutes. HHI believes that this favorable factor will continue to strengthen the role of the Phase I West as the main artery between Guangzhou and Shunde.

Phases II and III of the Western Delta Route ("Phase II West and Phase III West")



Guangzhou
Nanhai
PHASE I
Shunde
PHASE II
Zhongshan
PHASE III
Zhuhai

Project Summary – Phase II West	
Location	Shunde to Zhongshan, Guangdong, PRC
Length	Approx. 46 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Proposed 30 years from date of issue of new business licence; subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Proposed 50%

Project Summary – Phase III West	
Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Routing not confirmed yet
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Proposed 50%

The Western Delta Route will be constructed in three phases. The Phase I West started operations on 30th April, 2004. In July 2004, HHI conditionally amended the agreements with the PRC partner of Phase I West to include the Phase II West. It is pending the approvals of the relevant authorities. The Phase II West is approximately 46 km long. It connects the Phase I West in Shunde and extends to Zhongshan in the south. Preparation works have actively been underway. Construction of the Phase II West is expected to be carried out at the end of 2005, subject to finalization of necessary approvals. In addition, negotiation of the terms of co-operation of the Phase III West with the PRC partner is close to finalisation. Upon completion of the whole Western Delta Route, it will become a vital expressway directly linking Guangzhou with Nanhai, Shunde, Zhongshan and Zhuhai on the west bank of the PRD. HHI believes that this project will be a strategic route in the western part of the PRD.

Hong Kong – Zhuhai – Macau Bridge Project



It was reported in the media that the feasibility study of the Hong Kong-Zhuhai-Macau Bridge project was completed at the end of 2004. Following reviews by the relevant authorities and experts, the recommended alignment and landing sites are San Shek Wan of Lantau Island in the eastern end and Gong Bei / Perola in the western end. The project details and the bidding arrangements are pending governments' announcement. HHI believes that it is well positioned to play an important role in the project

OTHER PROJECTS

Shunde Roads & Shunde 105 Road

Disposal of the Group's interests in Shunde Roads and Shunde 105 Road projects became effective during the year under review.

For the Shunde Roads project, a portion of the consideration amounting to HK$583 million was received. A disposal gain of approximately HK$313 million (mainly representing the recovery of prior years' losses) was recognized in the year under review. The remaining outstanding balance of approximately HK$240 million, being unsecured, is receivable in three equal annual installments commencing December 2005 and such amount will be recognized as gains as and when received.

The cash consideration of HK$438 million for the Shunde 105 Road project was received in full during the year under review. A disposal gain of approximately HK$183 million was accounted for in these final results.

Tanjung Jati B Power Plant Project ("TJB") in Indonesia

A gain of HK$449 million for the TJB disposal was recognized in the year under review (2004: HK$580 million). Up to 30th June, 2005, the TJB disposal has generated a net cash surplus of HK$1,497 million to the Group.

South Luzon Tollway

Disposal of the Group's interest in the South Luzon Tollway project in the Philippines at a consideration of HK$6.9 million was completed in April 2005. A gain of HK$6.5 million was recognized in the year under review.

Bangkok Elevated Road and Train System ("BERTS")

The Group continued its efforts during the financial year to seek a resolution for the BERTS project.

OTHERS

Employees and Remuneration Policies

There were approximately 1,110 employees in the Group as at 30th June, 2005. The Group continues to provide competitive remuneration packages to employees with reference to prevailing market practices and individual performance in addition to various benefits including medical and personal accident insurance coverage. Share options under the share option scheme as detailed in the Directors' Report and discretionary bonuses may be granted to employees based on individual performance as well as the performance of the Group. Apart from the above, training programs are also conducted on an ongoing basis throughout the Group aiming at improving employee productivity.


合和集團周年晚會

Group Annual Dinner



Group basketball competition



Property Management celebrations

Relations with Shareholders and Investors

The Group continues to foster a good and long-term relationship through open and prompt communication with shareholders and investors. Through general meetings and press and analysts conferences subsequent to each interim and final results announcement, shareholders and investors are provided with forums to raise comments and exchange views with the Directors. The Group also actively participates in numerous road shows, investors' conferences, company visits and conference calls with financial analysts, fund managers and potential investors to communicate and explain its strategies. Our corporate website, www.hopewellholdings.com, which is interlinked with the listed subsidiary HHI's website (www.hopewellhighway.com), also provides shareholders and investors with a wide range of information on the Group including corporate announcements, interim and annual reports, and business activities. We also invite shareholders and investors to give views and suggestions by contacting the investor relations team at ir@hopewellholdings.com.



Results Announcement presentation


HOPEWELL HOLDINGS LIMITED
COMPANY OVERVIEW
Mega Tower Hotel Project

Web Page: www.hopewellholdings.com


OPEWELL HOLDINGS LIMITED
Leif Ove An
and the Norwegian Cham
Hong Kong Arts Festival concert


ACCA award presentation

During the year, the Group continued to support a wide spectrum of community services targeted at providing for the needy in Hong Kong, Mainland China and beyond. The forms of support included: donations to support the development of Mainland China for helping the poor, donations to Hong Kong Hotels Association and Hong Kong Red Cross South Asia Relief Fund for Asia earthquake and tidal waves relief, toys donations to the handicapped children, food donations to the needy, fund raisings for Worldwide Fund for Nature Hong Kong and Crisis Service for Youth, Walks for Millions, elderly caring visit service program, etc. In fostering youth development, the Group arranged career talk, interviewee techniques workshop and on-the-job training programs for the youth. The Group also sponsored a concert of the Norwegian Chamber Orchestra at the Hong Kong Arts Festival, and the sixth ACCA inter-tertiary competition. During the year, the Company also received the "Platinum Approved Accredited Employer" Award from the ACCA.


HOPEWELL HOLDINGS LIMITED
合和實業有限公司
Walks for Millions

Financial Review

GROUP RESULTS

Overview

For the year ended 30th June, 2005, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:-

	Turnover		Earnings before interest and tax	
In HK$ million	*2004*	***2005***	*2004*	***2005***
Infrastructure project investment	50	**52**	799	**968**
Property letting, agency & management	291	**290**	173	**171**
Hotel operations, restaurant & catering (Note 1)	276	**331**	40	**59**
Property development	36	**5**	4	**60**
Others (Note 1)	-	**-**	58	**(19)**
	653	**678**	1,074	**1,239**

	Results	
In HK$ million	*2004*	***2005***
Earnings before interest & tax (Note 2)	1,074	**1,239**
Exceptional items	975	**951**
Finance costs (Note 3)	(233)	**(92)**
Taxation	(51)	**(99)**
Minority interests	(311)	**(337)**
Net profit	1,454	**1,662**

Notes:

(1) Contribution from China Hotel for the financial year 2004 of HK$36 million was included under "Others" following the expiry of the joint venture operation on 9th June, 2004.

(2) Earnings before interest & tax is the sum of (i) profit from operations before gain on disposal of power station project and net losses on properties and investment of HK$97 million (2004: HK$135 million); and (ii) share of results of jointly controlled entities and associates of HK$1,142 million (2004: HK$939 million).

(3) The amount included interest expenses and related finance costs of Notes totaling HK$19 million (2004: HK$151 million).

Turnover

The Group's turnover for the year ended 30th June, 2005 was HK$678 million as compared with HK$653 million of last financial year, resulting mainly from revenue growth of the hospitality business.

The Group's attributable share of toll revenue of the three toll roads under operation, namely Guangzhou-Shenzhen Superhighway, Guangzhou East-South-West Ring Road and Phase I of the Western Delta Route amounted to HK$1,514 million for the year under review, representing a 22% increase over the last corresponding year. However, since equity accounting method is adopted, turnover attributable to the Group from the PRC joint venture companies ("PRC Joint Ventures") of such infrastructure projects has not been accounted for in the Group's turnover.

Earnings before Interest and Tax

The Group's earnings before interest and tax ("EBIT") from recurring operating activities increased by 15% to HK$1,239 million from HK$1,074 million of the last corresponding year, mainly attributable to the growth in traffic flow and toll revenue of the toll roads, which, under the equity accounting method, is reflected in the Group's attributable share of results from the PRC Joint Ventures. During the year under review, property development business also reported prominent growth in EBIT.

Profit Attributable to Shareholders

The Group's net profit increased to HK$1,662 million, representing an increase of 14% as compared with HK$1,454 million of last corresponding year. The increase mainly comes from, (i) the encouraging results of the road infrastructure projects of HK$968 million as well as property development business of HK$60 million; and (ii) lower finance cost of HK$92 million as compared to HK$233 million of the last corresponding year resulting from the significantly reduced debt level.

Liquidity and Financial Resources

The Group remains financially sound and solid. As at 30th June, 2005, the Group's net cash, including cash and liquid notes of HHI, increased to HK$3,329 million (30th June, 2004: HK$1,763 million). Its total available and undrawn general banking facilities and project loan facilities, together with deposits, cash holdings and liquid notes, amounted to approximately HK$8,897 million (30th June, 2004: HK$6,476 million). Interest coverage ratio increased to 17.5 times (year ended 30th June, 2004: 5.3 times). Although the US$194 million unsecured 9⁷/₈% fixed-rate Notes were redeemed at their maturity in August 2004 at 100% of their principal amounts, the redemption did not have any impact on the Group's cash position as the settlement was served by a cash reserve already set aside since February 2002.

In August 2005, the Group's listed subsidiary, HHI, successfully obtained a fully underwritten commitment for a 5-year unsecured syndicated bank revolving credit and term loan facility of HK$ 3.6 billion from a group of commercial banks, which is currently being syndicated. The above facility, together with the Group's deposits, cash holdings and liquid notes as well as the existing banking facilities on hand, totalling HK$12.5 billion, provides the Group with adequate financial resources to meet its funding requirements for recurring operating activities and investment activities.

Treasury Policies

The Group centralizes its treasury activities at group level for better management of financial risks including interest rate and foreign exchange risks, and for obtaining cost efficient funds. The Group focuses on reducing the overall net interest expenses in managing its interest rate exposure, and will replace banking facilities with new ones should good pricing opportunities arise. As the use of financial instruments is strictly controlled and is solely for managing the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings, no speculative derivative transactions were made during the year.

All the Group's borrowings are subject to floating interest rates and are substantially denominated in Hong Kong dollars. In order to mitigate the Group's exposure on exchange rate fluctuation, borrowings are also designated in local currencies to match the corresponding payment currencies. As at 30th June, 2005, the maturity profile of the Group's borrowings was as follows:

As at 30th June	*2004*		***2005***	
	HK$'million	*%*	***HK$'million***	***%***
Within 1 year	234	19%	-	-
2-5 years	1,000	81%	**55**	**100%**
Total	1,234	100%	**55**	**100%**

The Group's capital structure, which is mainly financed by equity, is shown as below:

As at 30th June	*2004*	***2005***
In HK$ million		
Equity	14,866	**16,310**
Total net debt	Net Cash	**Net Cash**
Total capitalization	17,574	**16,365**
In %		
Total net debt vs total capitalization	N/A	**N/A**
Total net debt vs equity	N/A	**N/A**

Contingent Liabilities

Details of the contingent liabilities are set out in note 41 to the financial statements.

Charges on Assets

During the financial year, no mortgage was charged on the Group's properties.

Project Commitments

Details of the project commitments are set out in note 39 to the financial statements.

Material Acquisition or Disposal

During the year ended 30th June, 2005, there was no material acquisition or disposal of the Company's subsidiaries and associates.

Report of the Directors

The Directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2005.

Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are active in the field of investment in infrastructure projects, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

Results

The results of the Group for the year ended 30th June, 2005 are set out in the consolidated income statement on page 59.

Dividends

The Directors recommend the payment of a final dividend of HK38 cents (2004: HK30 cents) per share which, together with the interim dividend of HK12 cents (2004: HK10 cents) and the special interim dividend of HK30 cents (2004: HK30 cents) per share paid on 30th March, 2005, represents a total dividend distribution of HK80 cents (2004: HK70 cents) per share, totaling HK$718 million in respect of the year ended 30th June, 2005 (2004: HK$622 million).

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 14 to 37.

Share Capital

Movements in share capital of the Company during the year are set out in note 32 to the financial statements.

Share Premium and Reserves

Movements in share premium and reserves during the year are set out in note 33 to the financial statements.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$10,386,000 (2004: HK$ 4,495,000).

Fixed Assets

Movements in investment properties and property, plant and equipment during the year are set out in notes 19 and 20 to the financial statements respectively. Particulars regarding the major properties and property interests of the Group are set out on pages 114 and 115.

Major Customers and Suppliers

The turnover attributable to the Group's five largest customers combined was less than 30% of the Group's turnover for the year. The five largest suppliers of the Group accounted for less than 30% of the Group's total purchases for the year.

Directors

The Directors of the Company as at the date of this report are set out on pages 8 to 13 of the annual report. Changes during the year and up to the date of this report are as follows:-

Mr. Camelo Ka Sze LEE	(re-designated as Non-Executive Director on 6th September, 2004)
Mr. Lee Yick NAM	(appointed on 6th September, 2004)
Mr. Barry Chung Tat MOK	(appointed on 15th August, 2005)

In accordance with the Company's Articles of Association, Mr. Josiah Chin Lai KWOK, Mr. Guy Man Guy WU, Lady Ivy Sau Ping KWOK WU, Ms. Linda Lai Chuen LOKE, Mr. Colin Henry WEIR and Mr. Barry Chung Tat MOK will retire at the forthcoming annual general meeting and all of them, being eligible, offer themselves for re-election.

Profile of Directors

Profile of the Directors of the Company as at the date of the report are set out on pages 8 to 13.

Senior Management

Dr. Tai Tei YU, aged 45, Qualified Accountant, joined the Group in October 2000 as the Group Financial Controller. He is involved in the Group's finance and accounting activities, operation review and information system. He has a Doctor degree in Business Administration from the Hong Kong Polytechnic University and a Master degree in Business Administration from Warwick University. He is a fellow member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants, the Hong Kong Institute of Chartered Secretaries, the Institute of Chartered Secretaries and Administrators respectively; and a member of the Certified General Accountants Association of Canada. Prior to joining the Group, he has worked for renowned multi-national companies and Inland Revenue Department in the areas of business control, finance and accounting, audit and tax.

Various businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company who are also regarded as members of the Group's senior management.

Directors' Interest in Contracts of Significance

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party or were parties and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30th June, 2005, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(A) the Company[i]

	Shares						
Directors	*Personal interest (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests[ii] (interests of controlled corporation)*	*Other interests[iii]*	*Underlying Shares of Equity derivatives[iv] (i.e. share option)*	*Total interests*	*% of issued share capital*
Gordon Ying Sheung WU	71,744,032	21,910,000[v]	111,250,000[vi]	30,680,000	–	235,584,032[ix]	26.24%
Eddie Ping Chang HO	25,360,000	246,000	2,050,000	–	–	27,656,000	3.08%
Josiah Chin Lai KWOK	1,005,000	–	–	–	–	1,005,000	0.11%
Thomas Jefferson WU	27,120,000	–	820,000	–	–	27,940,000	3.11%
Henry Hin Moh LEE	7,695,322	–	–	–	–	7,695,322	0.86%
Robert Van Jin NIEN	720,000	–	–	–	–	720,000	0.08%
Guy Man Guy WU	2,645,650	–	–	–	–	2,645,650	0.29%
Ivy Sau Ping KWOK WU	21,910,000	121,804,032[vii]	61,190,000[viii]	30,680,000	–	235,584,032[ix]	26.24%
Linda Lai Chuen LOKE	–	1,308,981	–	–	–	1,308,981	0.15%
David Yau-gay LUI	8,537	–	–	–	–	8,537	0.00%
Albert Kam Yin YEUNG	250,000	–	–	–	950,000	1,200,000	0.13%
Andy Lee Ming CHEUNG	500,000	–	–	–	500,000	1,000,000	0.11%
Eddie Wing Chuen HO Junior	5,000	–	–	–	495,000	500,000	0.06%
Lee Yick NAM	90,000	–	–	–	–	90,000	0.01%

Notes:

(i) *All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.*

(ii) *The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(iii) *The other interests in 30,680,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").*

(iv) *The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".*

(v) *The family interests in 21,910,000 shares represented the interests of Lady Ivy WU.*

(vi) *The corporate interests in 111,250,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (viii).*

(vii) *The family interests in 121,804,032 shares represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations.*

(viii) *The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.*

(ix) *Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.*

(B) Associated Corporations

(a) Hopewell Highway Infrastructure Limited ("HHI")

Directors	HHI shares	Underlying shares of Equity derivatives(i) (i.e. HHI warrants): Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests(ii) (interests of controlled corporation)	Other interests	Total interests	% of issued share capital
Gordon Ying Sheung WU	300,000(iii)	6,249,403	2,191,000 (iii)	11,124,999(iv)	3,068,000(v)	22,933,402(xi)	0.80%
Eddie Ping Chang HO	2,165,600(vi)	–	–	–	–	2,165,600	0.07%
Thomas Jefferson WU	450,000(vii)	4,084,000	–	82,000	–	4,616,000	0.16%
Henry Hin Moh LEE	–	279,530	–	–	–	279,530	0.01%
Robert Van Jin NIEN	–	10,000	–	–	–	10,000	0.00%
Ivy Sau Ping KWOK WU	300,000(viii)	2,191,000	11,255,403 (ix)	6,118,999(x)	3,068,000(v)	22,933,402(xi)	0.80%
David Yau-gay LUI	–	853	–	–	–	853	0.00%

Notes:

(i) *These represented warrants of HHI, which conferred rights to subscribe for HHI shares at HK$4.18 per HHI share (subject to adjustments) exercisable during a period of 3 years from 6th August, 2003 to 5th August, 2006.*

(ii) *These HHI warrants were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(iii) *The interests in 300,000 HHI shares and 2,191,000 underlying shares of HHI warrants were interests held by Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU"), the wife of Sir Gordon Ying Sheung WU ("Sir Gordon WU"). The former interests represented the same block of shares in Note (viii).*

(iv) *The corporate interests in 11,124,999 underlying shares of HHI warrants held by Sir Gordon WU included the corporate interests in 6,118,999 underlying shares of HHI warrants referred to in Note (x).*

(v) *The other interests in 3,068,000 underlying shares of HHI warrants represented the interests held jointly by Sir Gordon WU and Lady Ivy WU.*

(vi) *The interests in 2,165,600 HHI shares held by Mr. Eddie Ping Chang HO included personal interests of 1,936,000 HHI shares, family interests of 24,600 HHI shares and corporate interests of 205,000 HHI shares.*

(vii) *The interests in 450,000 HHI shares represented beneficial interests of Mr. Thomas Jefferson WU.*

(viii) *The interests in 300,000 HHI shares were personal interests beneficially owned by Lady Ivy WU and represented the same block of shares in Note (iii).*

(ix) *The family interests in 11,255,403 underlying shares of HHI warrants represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 5,006,000 underlying shares of HHI warrants held by Sir Gordon WU through corporations.*

(x) *The corporate interests in 6,118,999 underlying shares of HHI warrants were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.*

(xi) *Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.*

(b) HCNH Insurance Brokers Limited ("HCNH")

Mr. Eddie Ping Chang HO together with his associate beneficially owned 600,000 ordinary shares of HCNH, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associate.

All the above interests in the shares and underlying shares of equity derivatives of associated corporations were long positions.

Save as aforesaid, as at 30th June, 2005, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

The shareholders of the Company approved the termination (to the effect that no further options shall be offered) of the 1994 Share Option Scheme and the adoption of a new share option scheme (the "2003 Share Option Scheme") both effective on 1st November, 2003.

(A) 1994 Share Options Scheme

(1) The 1994 Share Option Scheme was terminated on 1st November, 2003 and no further options may be granted under the 1994 Share Option Scheme. During the year, a total of 14,200,000 options, which were granted prior to the termination of the 1994 Share Option Scheme and subject to the provisions of the 1994 Share Option Scheme, were exercised. A summary of some of the principal terms of the 1994 Share Option Scheme is set out in (2) below. As at 30th June, 2005, there were no outstanding options under the 1994 Share Option Scheme.

(2) The purpose of the 1994 Share Option Scheme is to give an interest to executive directors and employees of the Company or any of its subsidiaries in preserving and maximizing shareholder value in the long term. It also enables the Company to attract and retain experienced and capable individuals by providing them with incentives for future performance.

Under the 1994 Share Option Scheme and "The Rules Governing the Listing of Securities on the stock Exchange", the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding) will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the 1994 Share Option Scheme. The maximum entitlement of each participant under the 1994 Share Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its discretion, save that an option may not be exercised earlier than 6 months after the date of grant (i.e. the date on which the option is accepted) and shall expire not later than 10 years after the date of grant. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share in the Company.

(3) Details of the movement of share options under the 1994 Share Option Scheme during the year ended 30th June, 2005 were as follows:

	Date of grant	*Exercise Price HK$*	*Balance of outstanding options at 01/07/2004*	*Options granted during the year*	*Options exercised during the year*	*Options cancelled/ lapsed during the year*	*Balance of outstanding options at 30/06/2005*	*Exercise period*	*Closing price immediately before date of grant falling within year HK$*
Directors									
Gordon Ying Sheung WU	09/09/2003	9.55	8,000,000	–	8,000,000	–	–	09/03/2004 - 09/09/2008	N/A
Josiah Chin Lai KWOK	28/03/2002	6.15	1,000,000	–	1,000,000	–	–	28/09/2002 - 27/09/2005	N/A
Thomas Jefferson WU	03/04/2002	6.15	2,400,000	–	2,400,000	–	–	03/10/2002 - 02/10/2005	N/A
Robert Van Jin NIEN	01/04/2002	6.15	1,000,000	–	1,000,000	–	–	1/10/2002 - 30/09/2005	N/A
Employees of the Group	02/04/2002	6.15	1,800,000	–	1,800,000	–	–	2/10/2002 - 01/10/2005	N/A
Total			14,200,000	–	14,200,000	–	–		

The weighted average closing prices of the shares of the dates immediately before the dates on which the options were exercised by Sir Gordon Ying Sheung WU, Mr. Josiah Chin Lai KWOK, Mr. Thomas Jefferson WU, Mr. Robert Van Jin NIEN and employees of the Group during the year were HK$16.55, HK$16.10, HK$16.76, HK$16.74 and HK$16.74 respectively.

The options granted on 9th September, 2003 are exercisable during a period of 4.5 years after the expiry of 6 months from the date of grant.

The options granted, other than those granted on 9th September, 2003, are exercisable in the following manner:

Maximum proportion of options exercisable including the proportion of options previously exercised	*Exercisable period*
1/3	From the expiry of 6 months from the date of grant of option up to 18 months from the date of grant
2/3	From the expiry of 18 months from the date of grant of option up to 30 months from the date of grant
3/3	From the expiry of 30 months from the date of grant of option up to 42 months from the date of grant

(B) 2003 Share Options Scheme

(1) The 2003 Share Option Scheme will expire on 31st October, 2013, but any options then outstanding will continue to be exercisable. A summary of some of the principal terms of the 2003 Share Option Scheme is set out in (2) below.

(2) The 2003 Share Option Scheme is designated to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and / or providing benefits to any eligible persons (including substantial shareholders of the Company, directors or employees or consultants, professionals or advisers of / to each member of the Group) and for such other purposes as the Board may approve from time to time.

Under the 2003 Share Option Scheme, the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding) will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the 2003 Share Option Scheme, unless a fresh approval from the shareholders is obtained. The maximum entitlement of each participant under the 2003 Share Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 85,048,212 shares (representing approximately 9.47% of the issued share capital of the Company) are available for issue under the 2003 Share Option Scheme.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its discretion, save that an option shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board of Directors of the Company and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 14 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant (deemed to be the date of offer), which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share in the Company.

All options granted are exercisable from the date of grant.

(3) Details of the movement of share options under the 2003 Share Option Scheme during the year ended 30th June, 2005 were as follows:-

Directors	*Date of grant*	*Exercise Price HK$*	*Balance of outstanding options at 01/07/2004*	*Options granted during the year*	*Options exercised during the year*	*Options cancelled/ lapsed during the year*	*Balance of outstanding options at 30/06/2005*	*Exercise period*	*Closing price immediately before date of grant falling within year HK$*
Albert Kam Yin YEUNG	08/09/2004	17.10	–	1,200,000	250,000	–	950,000	08/09/2004 - 07/09/2007	17.00
Andy Lee Ming CHEUNG	08/09/2004	17.10	–	1,000,000	500,000	–	500,000	08/09/2004 - 07/09/2007	17.00
Eddie Wing Chuen HO Junior	08/09/2004	17.10	–	500,000	5,000	–	495,000	08/09/2004 - 07/09/2007	17.00
Total			–	2,700,000	755,000	–	1,945,000		

The weighted average closing prices of the shares on the dates immediately before the dates on which the options were exercised by Mr. Albert Kam Yin YEUNG, Mr. Andy Lee Ming CHEUNG and Mr. Eddie Wing Chuen HO Junior during the year were HK$18.61, HK$19.00 and HK$18.80 respectively.

The fair value of the share options granted during the year with the exercise price per share of HK$17.1 is estimated at HK$3.5 at the date of grant using the Black-Scholes option pricing model. The value is estimated based on the risk free rate of 2.55% per annum with reference to the rate on the 3-year Exchange Fund Notes, an estimated one-year historical volatility of 35.9% of the closing price of the shares of the Company and assuming an expected option life of 3 years and same level of annual dividends as the last year's regular dividends of HK40 cents per share over the option life.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Options of HHI

(a) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16th July, 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16th July, 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15th July, 2013. A summary of some of the principal terms of the HHI Option Scheme is set out in (b) below.

(b) The purpose of the HHI Option Scheme is to provide HHI with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the HHI group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the HHI group; (iii) any consultants, professional and other advisers to each member of the HHI group; (iv) any chief executives, or substantial shareholders of HHI; (v) any associates of director, chief executive or substantial shareholder of HHI and (vi) any employees of substantial shareholder of HHI or such other purposes as the board of directors of HHI may approve from time to time.

Under the HHI Option Scheme, the maximum number of shares in HHI which may be issued upon exercise of all options to be granted under the HHI Option Scheme and any other share option scheme of HHI will not exceed 10% of the total number of shares of HHI in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of HHI is obtained. The maximum entitlement of each participant under the HHI Option Scheme in any 12-month period must not exceed 1% of the issued share capital of HHI. As at the date of this report, a total of 283,200,000 shares (representing 9.8% of the issued share capital of HHI) are available for issue under the HHI Option Scheme.

The period during which an option may be exercised will be determined by the board of directors of HHI at its absolute discretion and shall expire not later than 10 years after the date of grant. Unless otherwise determined by the board of directors of HHI and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the board of directors of HHI may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, being the date on which the offer is accepted (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in HHI.

(c) Details of the movement of share options of HHI under the HHI Option Scheme during the year ended 30th June, 2005 are as follows:-

	Date of grant	*Exercise Price HK$*	*Balance of outstanding options at 01/07/2004*	*Options granted during the year*	*Options exercised during the year*	*Options cancelled/ lapsed during the year*	*Balance of outstanding options at 30/06/2005*	*Exercise period*	*Closing price immediately before date of grant falling within year HK$*
Directors of HHI									
Leo Kwok Kee LEUNG	08/09/2004	4.875	–	2,000,000	–	–	2,000,000	08/09/2004 - 07/09/2007	4.875
Christopher Shih Ming IP (Note)	13/09/2004	4.880	–	2,000,000	2,000,000	–	–	13/09/2004 - 12/09/2007	4.850
Employee of HHI	08/09/2004	4.875	–	800,000	400,000	–	400,000	08/09/2004 - 07/09/2007	4.875
Total			–	4,800,000	2,400,000	–	2,400,000		

Note: Mr. Christopher Shih Ming IP resigned as director of HHI with effect from 5th January, 2005.

All options granted are exercisable from the date of grant.

The weighted average closing prices of the shares of the dates immediately before the dates on which the options were exercised by Mr. Christopher Shih Ming IP and the employee during the year were HK$5.02 and HK$6.00 respectively.

The fair values of the share options granted during the year with the exercise price per share of HK$ 4.875 and HK$4.88 are estimated at HK$0.27 and HK$0.28 respectively at the dates of grant using the Black-Scholes option pricing model. The value is estimated based on the risk free rate of 2.325% per annum with reference to the rate on the 3-year Exchange Fund Notes, an estimated one year historical volatility of 1.47% of the closing price of the shares of HHI, and assuming an expected option life of 3 years and same level of annual dividends as the last year's dividend of HK22.5 cents per share over the option life.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Number of Ordinary Shares

As at 30th June, 2005, the outstanding options were 1,945,000 shares. If these were to be fully exercised, the number of ordinary shares would increase from 897,970,121 shares to 899,915,121 shares.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options of the Company" and "Share Options of HHI", at no time during the year ended 30th June, 2005 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Remuneration

The Directors' fees are determined by shareholders at the annual general meeting and the other emoluments payable to Directors are determined by the Board of Directors with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Independent Non-Executive directors of the Company are appointed for a fixed period but subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Group has set up the MPF Schemes. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000. During the year, the Group made contributions to the MPF Schemes amounted to HK$6,486,000.

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

Substantial Shareholder

Save as disclosed under the section headed "Directors' Interests in Shares, Underlying Shares and Debentures", as at 30th June, 2005, the Company had not been notified of any other interest or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO.

Purchase, Sale or Redemption of Securities

In August 2004, Guangzhou-Shenzhen Superhighway (Holdings) Ltd., a subsidiary of the Company, redeemed the matured US$194 million unsecured $9^7/_8$% fixed-rate Notes at 100% of their principal amounts.

During the year, the Company also repurchased 1,067,000 shares on the Stock Exchange at an aggregate consideration, including transaction costs, of HK$19,912,143. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$2,667,500 was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:-

Month of the repurchases	*Total no. of the ordinary shares repurchased*	*Highest price paid per share HK$*	*Lowest price paid per share HK$*	*Aggregate consideration paid (including transaction costs) HK$*
January 2005	717,000	19.10	17.75	13,209,396
February 2005	250,000	19.60	19.55	4,902,939
March 2005	100,000	17.95	17.95	1,799,808
	1,067,000			19,912,143

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during the year.

Code of Best Practice and Model Code

The company has complied with the Code of Best Practice set out in the then Appendix 14 of the Listing Rules throughout the year ended 30th June, 2005. The Code of Best Practice was replaced by the Code on Corporate Governance Practices (the "Code of CG Practices") which is applicable to the Company for the financial year commencing 1st July, 2005. The Company has proceeded to take measures to comply with the Code of CG Practices.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the Directors ("the Code"). Having made specific enquiry of all Directors, the Company confirmed that all Directors have complied with the required standard set out in the Code for the year under review.

Confirmation on Independence

The Company has received from each of the Independent Non-Executive Directors an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules and still considers such Directors to be independent.

Connected Transaction

During the year, the Group has entered into the following transaction as described below with the person who is a "connected person" of the Company for the purposes of the Listing Rules:

On 14th July, 2004, two conditional amending agreements ("Amending Agreements") were entered into between Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West HK Co"), a wholly owned subsidiary of HHI, and Guangdong Provincial Highway Construction Company Limited ("West Route PRC Partner") in connection with the investment in and the planning, design, construction and operation of Phase II of the Western Delta Route ("Phase II West") through Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"). The Amending Agreements were to amend the Sino-foreign co-operative joint venture contract dated 5th January, 2004 made between HHI West HK Co and West Route PRC Partner and to amend the articles of association of West Route JV dated 5th January, 2004.

The major terms of the Amending Agreements were to expand the areas of co-operation to include Phase II West and related facilities in addition to Phase I of the Western Delta Route ("Phase I West") with an estimated total amount of investment in Phase II West of RMB 4,900 million. The registered capital of West Route JV will be increased by RMB 1,715 million (from RMB 588 million to RMB 2,303 million) which will be contributed in cash by HHI West HK Co and West Route PRC Partner in equal share.

Subject to the approval of the relevant PRC authorities, the co-operation period will be 30 years commencing on the date on which new business licence of West Route JV is issued. The co-operation period may be extended by unanimous approval by the board of directors of West Route JV and the relevant regulatory authorities within six months before the expiry of the co-operation period. Upon expiry of the respective co-operation period of Phase I West and Phase II West, all fixed assets will be transferred to the government department which regulates transportation at nil consideration and West Route JV will be dissolved with any assets remaining after satisfaction of outstanding liabilities to be distributed to West Route PRC Partner and HHI West HK Co in equal share.

Pursuant to Clause 46 of the Listing Agreement made between HHI and the Stock Exchange and the letter dated 7th August, 2003 from the Company to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the HHI Group and the West Route PRC Partner, which operates a toll road project, is deemed to be a subsidiary of HHI and the Company for the purposes of the then Chapter 14 of the Listing Rules. West Route PRC Partner currently has a 50% interest in each of West Route JV and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of HHI) and is accordingly deemed to be a connected person of HHI and the Company for the purpose of Chapter 14A of the Listing Rules.

The connected transaction, which details were contained in the joint press announcements by HHI and the Company dated 14th July, 2004 and 4th August, 2004 and the joint circular issued on 21st August, 2004, has been duly approved by the shareholders of the Company at the extraordinary general meeting held on 6th September, 2004.

Audit Committee

The Company has established an audit committee since March 1999. The audit committee comprises three Independent Non-Executive Directors, Mr. Lee Yick NAM as Chairman, Ms. Linda Lai Chuen LOKE and Mr. Guy Man Guy WU. It duties include review and supervision of the Company's financial reporting process and internal control systems. It has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control, and financial reporting matters including review of unaudited interim financial statements and audited annual financial statements. It has also reviewed the audited financial statements of the Group for the year ended 30th June, 2005.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll roads and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the annual report.

Auditors

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 1st September, 2005

Financial Report

Contents

Report of the Auditors

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 59 to 113 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
1st September, 2005

Consolidated Income Statement

For the year ended 30th June, 2005

	Notes	2004 HK$'000	2005 HK$'000
Turnover	4	653,337	**678,032**
Cost of sales and services		(341,939)	**(349,040)**
		311,398	**328,992**
Other operating income	6	138,208	**116,764**
Selling and distribution costs		(21,742)	**(24,338)**
Administrative expenses		(177,139)	**(168,511)**
Other operating expenses	7	(115,995)	**(155,651)**
Gain on disposal of a power station project	8	580,415	**449,216**
Net losses on properties and investment	9	(19,442)	**–**
Profit from operations	10	695,703	**546,472**
Gain on disposal of interests in jointly controlled entities and an associate	11	–	**502,117**
Gain on deemed disposal of interests in subsidiaries	12	483,847	**–**
Loss on cancellation of share purchase option		(70,000)	**–**
Finance costs	13	(233,637)	**(92,182)**
Share of profits of			
Jointly controlled entities	14	900,133	**1,137,538**
Associates		39,372	**3,888**
Profit from ordinary activities before taxation		1,815,418	**2,097,833**
Income tax expense	15	(50,811)	**(98,620)**
Profit before minority interests		1,764,607	**1,999,213**
Minority interests		(310,617)	**(336,802)**
Net profit for the year		1,453,990	**1,662,411**
Dividends	16	622,534	**718,718**
		HK$	HK$
Earnings per share	17		
Basic		1.65	**1.86**
Diluted		1.64	**1.85**

Consolidated Balance Sheet

At 30th June, 2005

	Notes	2004 HK$'000	2005 HK$'000
ASSETS			
Non-current Assets			
Investment properties	19	5,890,800	**6,477,300**
Property, plant and equipment	20	552,448	**538,378**
Properties for or under development	22	907,691	**1,125,532**
Interests in jointly controlled entities	23	8,174,395	**7,725,147**
Interests in associates	24	19,426	**14,164**
Other investment project	25	–	**–**
Investments in securities	26	731,942	**22,114**
Long-term receivables	27	146,780	**17,550**
Pledged deposits	41(b)	95,266	**94,263**
		16,518,748	**16,014,448**
Current Assets			
Inventories	28	8,871	**9,333**
Properties for sale	29	3,762	**99,332**
Investments in securities – current portion	26	1,046,195	**737,591**
Trade and other receivables	30	954,607	**522,057**
Deposits and prepayments		24,984	**34,655**
Loans to jointly controlled entities	23	12,878	**10,870**
Defeasance deposits	34(a)	1,587,990	**–**
Bank balances and cash		1,029,933	**2,551,430**
		4,669,220	**3,965,268**
Total Assets		21,187,968	**19,979,716**

Consolidated Balance Sheet (continued)

At 30th June, 2005

	Notes	2004 HK$'000	2005 HK$'000
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	32	2,210,205	**2,244,925**
Share premium and reserves	33	12,655,302	**14,065,446**
		14,865,507	**16,310,371**
Minority Interests		2,418,947	**2,468,602**
Non-current Liabilities			
Bank and other borrowings	34	1,000,000	**55,000**
Amounts due to associates	36	11,657	**12,038**
Warranty provisions	41(a)	164,059	**164,059**
Deferred tax liabilities	37	54,657	**64,815**
		1,230,373	**295,912**
Current Liabilities			
Trade and other payables	31	756,756	**759,622**
Rental and other deposits		78,304	**95,258**
Tax liabilities		130,682	**49,951**
Bank and other borrowings – current portion	34	1,707,399	**–**
		2,673,141	**904,831**
Total Liabilities		3,903,514	**1,200,743**
Total Equity and Liabilities		21,187,968	**19,979,716**

Josiah Chin Lai KWOK
Deputy Managing Director

Thomas Jefferson WU
Deputy Managing Director

Company Balance Sheet

At 30th June, 2005

	Notes	*2004 HK$'000*	*2005 HK$'000*
ASSETS			
Non-current Assets			
Interests in subsidiaries	21	12,774,140	**13,424,338**
Interests in associates	24	401	**401**
Investments in securities	26	3,000	**3,000**
		12,777,541	**13,427,739**
Current Assets			
Trade and other receivables		337	**428**
Deposits and prepayments		933	**622**
Bank balances and cash		186,959	**355,414**
		188,229	**356,464**
Total Assets		12,965,770	**13,784,203**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	32	2,210,205	**2,244,925**
Share premium and reserves	33	10,543,353	**11,388,780**
		12,753,558	**13,633,705**
Non-current Liabilities			
Amounts due to subsidiaries	35	95,098	**110,225**
Amounts due to associates	36	5,278	**12,038**
		100,376	**122,263**
Current Liabilities			
Trade and other payables		21,542	**21,825**
Tax liabilities		90,294	**6,410**
		111,836	**28,235**
Total Liabilities		212,212	**150,498**
Total Equity and Liabilities		12,965,770	**13,784,203**

Josiah Chin Lai KWOK | **Thomas Jefferson WU**

Deputy Managing Director | Deputy Managing Director

Consolidated Statement of Changes in Equity

For the year ended 30th June, 2005

	Total equity *HK$'000*
At 1st July, 2003	13,653,157
Increase on revaluation of investment properties	214,877
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	10,266
Share of reserves of jointly controlled entities and associates	(25,380)
Net gain not recognised in the consolidated income statement	199,763
Net profit for the year	1,453,990
Dividends paid	(511,580)
Issue of new shares	70,177
At 30th June, 2004	14,865,507
Increase on revaluation of investment properties	298,728
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	1,485
Share of reserves of jointly controlled entities and associates	18,044
Net gain not recognised in the consolidated income statement	318,257
Net profit for the year	1,662,411
Dividends paid	(646,120)
Issue of new shares	127,389
Repurchase of shares	(19,912)
Exchange translation reserve realised on disposal of interests in jointly controlled entities	2,839
At 30th June, 2005	**16,310,371**

Consolidated Cash Flow Statement

For the year ended 30th June, 2005

	2004 HK$'000	2005 HK$'000
OPERATING ACTIVITIES		
Profit from operations	695,703	**546,472**
Adjustments for:		
Interest from		
Jointly controlled entities	(40,297)	**(43,653)**
Defeasance and other bank deposits, loans and receivables	(79,834)	**(82,694)**
Interest on held-to-maturity debt securities	(71,259)	**(65,320)**
Amortisation of premium on acquisition of held-to-maturity debt securities	48,087	**40,826**
Loss on disposal of held-to-maturity debt securities	–	**751**
Exchange losses on held-to-maturity debt securities, net	–	**5,599**
Depreciation of property, plant and equipment	14,544	**15,686**
Amortisation of cost of investments in jointly controlled entities	102,638	**100,813**
Gain on disposal of a power station project	(580,415)	**(449,216)**
Gain on disposal of other property, plant and equipment	(2,270)	**(812)**
Net losses on properties and investment	19,442	–
Operating cash flows before movements in working capital	106,339	**68,452**
Increase in inventories	(283)	**(462)**
Decrease in trade and other receivables, and deposits and prepayments	31,868	**19,944**
Increase in trade and other payables, and rental and other deposits	18,704	**40,235**
Decrease in amounts due from customers for contract work	323	–
Decrease in amounts due to customers for contract work	(14,423)	–
Cash generated from operations	142,528	**128,169**
Tax paid		
Hong Kong Profits Tax	(70,138)	**(91,258)**
Taxation elsewhere	(4,024)	**(6,482)**
NET CASH FROM OPERATING ACTIVITIES	68,366	**30,429**

Consolidated Cash Flow Statement (continued)

For the year ended 30th June, 2005

	Note	2004 HK$'000	2005 HK$'000
INVESTING ACTIVITIES			
Interest received		89,971	**297,684**
Dividends received		489,556	**857,378**
Additions to investment properties		(20,523)	**(271,576)**
Additions to property, plant and equipment		(41,234)	**(21,598)**
Interests in associates		(39)	**–**
(Repayment to) advances from associates		(6,129)	**6,934**
Investments in and loans to jointly controlled entities		(151,780)	**(64,090)**
Repayments of loans by jointly controlled entities		187,470	**646,991**
Decrease in other investments		18,055	**–**
Repayment from other investment projects		413	**–**
Acquisition of held-to-maturity debt securities		(2,091,378)	**(301,120)**
Proceeds on redemption and disposal of held-to-maturity debt securities		243,828	**1,277,476**
Cash paid for cancellation of share purchase option		(70,000)	**–**
Additions to properties for or under development		(94,538)	**(229,094)**
Net proceeds received on disposal of			
Power station project		1,389,028	**672,464**
Other property, plant and equipment		3,105	**864**
Interest in an associate		–	**6,484**
Interest in jointly controlled entities		–	**518,376**
Payment of project development expenditure and contractors' deposits		(363,089)	**–**
Deposits on power station project refunded		143,400	**–**
Decrease in long-term receivables		32,540	**92,079**
Decrease in defeasance deposits		149,160	**1,587,990**
Disposal of subsidiaries	38	7,572	**–**
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(84,612)	**5,077,242**
FINANCING ACTIVITIES			
Interest paid		(166,653)	**(88,061)**
Loan arrangement fees and bank charges paid		(24,055)	**(21,122)**
Dividends paid to			
Shareholders		(511,580)	**(646,120)**
Minority shareholders of subsidiaries		(88,670)	**(181,903)**
Distributions to minority shareholders		(231,960)	**(137,828)**
Capital contribution from minority shareholders		2,561	**–**
Net proceeds from issue of shares by			
The Company		70,177	**127,389**
A listed subsidiary		2,889,211	**34,252**
Repurchase of shares		–	**(19,912)**
New bank and other loans		1,100,000	**55,000**
Repayment of bank and other loans		(2,685,115)	**(1,233,555)**
Redemption of notes		–	**(1,474,201)**
NET CASH FROM (USED IN) FINANCING ACTIVITIES		353,916	**(3,586,061)**
NET INCREASE IN CASH AND CASH EQUIVALENTS		337,670	**1,521,610**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		694,604	**1,029,933**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(2,341)	**(113)**
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, representing bank balances and cash		1,029,933	**2,551,430**

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Group is principally engaged in investment in infrastructure projects, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for HKFRS 3 "Business Combinations". The Group has not early adopted these new HKFRSs in the financial statements for the year ended 30th June, 2005. HKFRS 3 is applicable to business combinations for which the agreement date is on or after 1st January, 2005. HKFRS 3 did not have any impact on the Group's financial statements for the year ended 30th June, 2005.

The Group has commenced considering the potential impact of the new HKFRSs and has so far concluded that the adoption of HKAS 16 "Property, Plant and Equipment", HKAS 17 "Leases", HKAS 28 "Investments in Associates", HKAS 31 "Interests in Joint Ventures", HKAS 40 "Investment Property" and HKFRS 2 "Share-based Payment" will have the following effects:

Hotel property

The hotel building and integral plant and equipment will be stated at cost less accumulated depreciation and impairment, if any. The underlying leasehold land on which the hotel is situated will be stated at cost and amortised over the lease term.

Investments in associates

When the financial statements of an associate are prepared as of a different reporting date from that of the Group, the difference between the reporting date of the associate and that of the Group shall be no more than three months. The effects of significant transactions occurring between the two dates must be adjusted for equity accounting purpose in the preparation of the Group's financial statements.

Interests in jointly controlled entities

HKAS 31 "Interests in Joint Ventures" permits entities to use either the equity method of accounting or proportionate consolidation to account for its interests in jointly controlled entities.

Investment property

The Group's investment properties will continue to be carried at fair value. All changes in fair value of investment properties will be reported in the income statement.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS *(continued)*

Share-based payments

Equity-settled share-based payments in relation to share options granted to employees are measured at fair value at the date of grant.

In accordance with the transitional provisions of HKFRS 2, this standard does not apply to share options granted on or before 7th November, 2002. However, for share options granted after 7th November, 2002 and vested on or after 1st January, 2005, such share options would be accounted for retrospectively in accordance with HKFRS 2.

The Group is in the process of making an assessment of the potential impact of the other new HKFRSs but is not yet in a position to determine the impact of these new HKFRSs on the results of operations and financial position of the Group. These new HKFRSs may result in changes in the future as to how the results and financial position of the Group are prepared and presented.

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of the subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill/negative goodwill

Goodwill/negative goodwill arising on consolidation represents the excess/shortfall of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, a jointly controlled entity or an associate at the date of acquisition.

Goodwill arising on acquisition is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet. Goodwill arising on the acquisition of a jointly controlled entity or an associate is included within the carrying amount of the jointly controlled entity or associate.

Negative goodwill arising on acquisitions is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Goodwill/negative goodwill *(continued)*

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the year in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of a jointly controlled entity or an associate is deducted from the carrying amount of that jointly controlled entity or associate.

Subsidiaries

In the Company's balance sheet, investments in subsidiaries are stated at cost less any identified impairment losses.

Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control. Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The consolidated income statement includes the Group's share of the post-acquisition results of its jointly controlled entities for the year. In the consolidated balance sheet, interests in jointly controlled entities are stated at cost less amortisation and any identified impairment losses plus the Group's attributable share of the undistributed post-acquisition reserves of the jointly controlled entities. The cost of investments in jointly controlled entities comprises capital contributed, development expenditure incurred by the Group, financial expenses capitalised less interest income on advances to jointly controlled entities deferred to the extent of the Group's interest therein during the development stage of the projects undertaken by the jointly controlled entities.

The cost of investments, to the extent not borne by the jointly controlled entities, is amortised over the joint venture period on the same basis as that adopted by the relevant jointly controlled entity in respect of depreciation of its project cost, commencing from the date of operation of the project undertaken.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred.

Associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates calculated based on their financial statements made up to a date not more than six months before the balance sheet date. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Associates *(continued)*

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the Company's balance sheet, investments in associates are stated at cost less any identified impairment losses.

Other investment project

Development expenditure incurred under the terms of a concession agreement for the investment in a transport infrastructure project during its development stage is carried at cost less any identified impairment losses. Development expenditure includes construction costs, other incidental costs incurred and attributable borrowing costs.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, held-to-maturity debt securities that the Group has the expressed intention and ability to hold to maturity are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investment securities, which are securities held for an identified long term purpose, are measured at reporting dates at cost less any identified impairment losses.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less, where appropriate, depreciation and any identified impairment losses. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

It is the Group's practice to maintain its hotel property in a continual state of sound repairs and maintenance and to make improvements from time to time, accordingly the directors consider that depreciation is not necessary as the property maintains a residual value at least equal to its carrying amount. Repairs and maintenance expenditure is charged to the income statement when incurred.

Depreciation is provided to write off the cost of other property, plant and equipment in use over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Category of assets	***Estimated useful lives***
Leasehold land	Over the term of the lease
Buildings	50 years or the remaining term of the land lease, whichever is shorter
Other assets	3 to 10 years

Development properties

Properties held for or under development are stated at cost less any identified impairment losses. The cost of properties comprises land cost, development expenditure, other attributable expenses and, where appropriate, borrowing costs capitalised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Properties for sale

Properties for sale are stated at the lower of cost, comprising land and development costs, and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Impairment *(continued)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that accounting standard.

Operating leases

Operating leases are leases whereby substantially all the risks and rewards of ownership of the assets remain with the lessors. Rentals payable (receivable) under operating leases are charged (credited) to the income statement on a straight line basis over the terms of the respective leases.

Foreign currencies

Transactions denominated in foreign currencies are initially recorded at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Taxation *(continued)*

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, jointly controlled entities and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Notes payable

Unsecured notes payable are separately disclosed and regarded as liabilities. The note issue expenses, which represent the discount on issue of notes and expenses incurred directly in connection with the issue, are deferred and amortised over the period of the notes so as to produce a constant periodic rate of charge on the carrying amount of the notes.

If any of the notes outstanding are repurchased by the Group prior to their maturity date, any gain or loss, representing the difference between the purchase price and the principal amount of the notes repurchased together with the related unamortised note issue expenses and outstanding interest thereon, is dealt with in the income statement. The Group's liability in respect of notes payable is presented net of the principal amount of notes repurchased.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as expenses when they fall due.

Revenue recognition

Lease of properties

Rental income in respect of properties under operating leases is recognised on a straight line basis over the respective lease term.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Revenue recognition *(continued)*

Property agency and management

Revenue from the provision of property agency and management services is recognised when the relevant services are provided.

Hotel investment and management

Revenue from hotel investment and management is recognised when the relevant services are provided.

Restaurant operations and food catering

Revenue from restaurant operations and food catering services is recognised when goods are delivered and services are provided.

Interest income

Interests from bank deposits, advances to jointly controlled entities undertaking infrastructure project investments, loans and other receivables are recognised on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income

Dividends from investments are recognised when the Group's rights to receive payment have been established.

Sales of investments

Proceeds from sales of investments are recognised when the relevant sale contract becomes unconditional.

4. TURNOVER

Turnover comprises income from infrastructure project investments, property letting, agency and management, hotel investment and management, restaurant operations and food catering, and is analysed as follows:

	2004 HK$'000	2005 HK$'000
Infrastructure project investments	50,370	**52,473**
Property letting, agency and management	291,385	**289,696**
Hotel investment and management	151,899	**179,491**
Restaurant operations and food catering	124,089	**151,488**
Other operations	35,594	**4,884**
	653,337	**678,032**

Note: The turnover from infrastructure project investments shown above includes interest from jointly controlled entities of approximately HK$44 million (2004: HK$40 million).

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The businesses based upon which the Group reports its primary segment information are as follows:

Infrastructure project investments	–	investments in roads and highway projects
Property investment	–	property letting, agency and management
Property development	–	development of properties
Hotel investment	–	hotel ownership and management
Restaurants and catering	–	restaurant operations and food catering

Segment information about these businesses is presented below.

Segment turnover

Year ended 30th June

	2004			2005		
	External HK$'000	*Inter-segment HK$'000*	*Combined HK$'000*	*External HK$'000*	*Inter-segment HK$'000*	*Combined HK$'000*
Infrastructure project investments	50,370	–	50,370	**52,473**	–	**52,473**
Property investment	291,385	21,864	313,249	**289,696**	**23,328**	**313,024**
Hotel investment	151,899	264	152,163	**179,491**	**175**	**179,666**
Restaurants and catering	124,089	545	124,634	**151,488**	–	**151,488**
Other operations	35,594	3,365	38,959	**4,884**	**300**	**5,184**
Eliminations	–	(26,038)	(26,038)	–	**(23,803)**	**(23,803)**
Total turnover	653,337	–	653,337	**678,032**	–	**678,032**

Inter-segment revenue was charged at prices determined by management with reference to market prices.

Segment results

Year ended 30th June

	2004				2005			
	Company and subsidiaries HK$'000	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*	*Company and subsidiaries HK$'000*	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*
Infrastructure project investments	(92,235)	891,660	-	799,425	**(84,171)**	**1,052,339**	-	**968,168**
Property investment	169,640	(317)	3,235	172,558	**167,555**	-	**3,234**	**170,789**
Property development	(28,702)	8,618	-	(20,084)	**(24,930)**	**85,199**	-	**60,269**
Hotel investment								
Operations	38,841	172	35,512	74,525	**51,622**	-	-	**51,622**
Gain on disposal of hotel property under development	16,388	-	-	16,388	-	-	-	-
Restaurants and catering	1,052	-	-	1,052	**7,019**	-	-	**7,019**
Other operations	(8,305)	-	625	(7,680)	**(32,104)**	-	**654**	**(31,450)**
Results from operations	96,679	900,133	39,372	1,036,184	**84,991**	**1,137,538**	**3,888**	**1,226,417**

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

Segment results (continued)

Year ended 30th June

	2004 *HK$'000*	*2005* *HK$'000*
Segment results		
Company and subsidiaries		
Results from operations	96,679	**84,991**
Gain on disposal of a power station project	580,415	**449,216**
Impairment losses on interest in an associate recognised	(11,386)	**–**
	665,708	**534,207**
Interest and other income	105,920	**107,188**
Exchange losses	(4,862)	**(9,703)**
Unallocated corporate and other expenses	(71,063)	**(85,220)**
Profit from operations	695,703	**546,472**
Gain on disposal of interests in		
Jointly controlled entities (note 11)	–	**495,633**
An associate	–	**6,484**
Gain on deemed disposal of interests in subsidiaries	483,847	**–**
Loss on cancellation of share purchase option	(70,000)	**–**
Finance costs	(233,637)	**(92,182)**
Share of profits of		
Jointly controlled entities	900,133	**1,137,538**
Associates	39,372	**3,888**
Profit before taxation	1,815,418	**2,097,833**
Income tax expense	(50,811)	**(98,620)**
Profit before minority interests	1,764,607	**1,999,213**
Minority interests	(310,617)	**(336,802)**
Net profit for the year	1,453,990	**1,662,411**

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

Assets and Liabilities

At 30th June, 2005

	Segment assets HK$'000	*Interests in jointly controlled entities HK$'000*	*Interests in associates HK$'000*	*Consolidated total assets HK$'000*	*Segment liabilities HK$'000*	*Consolidated total liabilities HK$'000*
Infrastructure project investments	**12,081**	**7,256,485**	**–**	**7,268,566**	**48,893**	**48,893**
Property investment	**6,500,117**	**–**	**14,164**	**6,514,281**	**127,271**	**127,271**
Property development	**1,225,071**	**479,532**	**–**	**1,704,603**	**117,377**	**117,377**
Hotel investment	**525,186**	**–**	**–**	**525,186**	**43,581**	**43,581**
Restaurants and catering	**22,539**	**–**	**–**	**22,539**	**18,494**	**18,494**
Other operations	**119,100**	**–**	**–**	**119,100**	**464,128**	**464,128**
	8,404,094	**7,736,017**	**14,164**	**16,154,275**	**819,744**	**819,744**
Investments in securities				**756,078**		**–**
Other assets/liabilities				**3,069,363**		**380,999**
				19,979,716		**1,200,743**

At 30th June, 2004

	Segment assets HK$'000	*Interests in jointly controlled entities HK$'000*	*Interests in associates HK$'000*	*Consolidated total assets HK$'000*	*Segment liabilities HK$'000*	*Consolidated total liabilities HK$'000*
Infrastructure project investments	7,459	7,806,298	–	7,813,757	38,156	38,156
Property investment	5,925,151	–	15,201	5,940,352	119,341	119,341
Property development	909,590	377,176	–	1,286,766	28,250	28,250
Hotel investment	507,868	3,799	–	511,667	23,407	23,407
Restaurants and catering	21,195	–	–	21,195	11,938	11,938
Other operations	145,226	–	4,225	149,451	502,483	502,483
	7,516,489	8,187,273	19,426	15,723,188	723,575	723,575
Investments in securities				1,778,137		–
Defeasance deposits				1,587,990		–
Unsecured notes payable				–		1,473,844
Other assets/liabilities				2,098,653		1,706,095
				21,187,968		3,903,514

The Group's total assets less current liabilities and the Group's net current assets at 30th June, 2005 amounted to HK$19,074,885,000 (2004: HK$18,514,827,000) and HK$3,060,437,000 (2004: HK$1,996,079,000) respectively.

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

Other Information

	2004			2005		
	Capital additions HK$'000	*Depreciation and amortisation HK$'000*	*Other non-cash expenses HK$'000*	*Capital additions HK$'000*	*Depreciation and amortisation HK$'000*	*Other non-cash expenses HK$'000*
Infrastructure project investments	37	102,785	–	**833**	**101,097**	**–**
Property investment	41,298	5,225	–	**278,095***	**4,488**	**–**
Property development	347	358	–	**453**	**915**	**951**
Hotel investment	16,096	4,901	151	**6,428**	**6,490**	**179**
Restaurants and catering	1,152	1,469	117	**1,980**	**1,357**	**12**
Other operations	555	743	–	**7**	**698**	**–**

* This amount mainly comprises of the premium paid for the modification of usage of property and the capital expenditures incurred for the Group's rental properties, including the hotel shopping arcade.

Geographical segments

The Group's property investment, hotel investment, restaurants and catering activities are mainly carried out in Hong Kong. All the infrastructure project investments are located in the Mainland China (the "PRC") and the property development activities are carried out in Hong Kong, the PRC and Macau. The following table provides an analysis of the Group's turnover by geographical markets:

	Turnover	
	2004 HK$'000	*2005 HK$'000*
Hong Kong	591,912	**622,611**
The PRC and Macau	61,425	**55,421**
	653,337	**678,032**

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Geographical segments *(continued)*

The following is an analysis of the carrying amounts of assets and additions to investment properties and property, plant and equipment of the Group, analysed by the geographical areas in which the assets are located:

	Assets		*Additions to investment properties, property, plant and equipment*	
	2004	*2005*	*2004*	*2005*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Group segment assets				
Hong Kong	7,157,344	**7,932,374**	61,410	**289,004**
The PRC	232,081	**345,509**	347	**436**
Other regions	127,064	**126,211**	–	–
	7,516,489	**8,404,094**	61,757	**289,440**
Other assets (Note)	13,671,479	**11,575,622**	–	–
	21,187,968	**19,979,716**	61,757	**289,440**

Note: Other assets shown above include interests in jointly controlled entities engaging in infrastructure project investments in the PRC, investments in securities and bank deposits.

6. OTHER OPERATING INCOME

	2004	*2005*
	HK$'000	*HK$'000*
Included in other operating income are:		
Interest from		
Defeasance and other bank deposits	70,905	**66,021**
Loans and other receivables	8,929	**16,673**
Yield on held-to-maturity debt securities (after deducting premium on acquisition of HK$40,826,000 (2004: HK$48,087,000) amortised)	23,172	**24,494**
Profit on sale of listed equity securities	2,517	–

7. OTHER OPERATING EXPENSES

	2004 HK$'000	2005 HK$'000
Included in other operating expenses are:		
Amortisation of cost of investments in jointly controlled entities	102,638	**100,813**
Charitable donations	4,495	**10,386**
Exchange losses	4,862	**9,703**

8. GAIN ON DISPOSAL OF A POWER STATION PROJECT

The amount represents the gain on disposal of the Tanjung Jati B Power Station in Indonesia recognised during the year. The power station was disposed of in the prior year for a cash consideration of US$306.2 million which is payable by instalments over a period of 39 months from July, 2003. Instalments totalling US$279.7 million (2004: US$221 million) have so far been received and recognised as income by the Group. However, the timing and ultimate receipt of the remaining instalments of US$26.5 million (2004: US$85.2 million) could be materially affected by the occurrence of certain events stipulated in the loan agreements and the finance lease agreements entered into by the purchasers, including, inter alia, force majeure events which would have a material adverse effect on the construction of the plant resulting in the cancellation by the lenders of the project loan facilities granted to the purchasers. Accordingly, the outstanding instalments will only be recognised by the Group when payments are received.

9. NET LOSSES ON PROPERTIES AND INVESTMENT

	2004 HK$'000	2005 HK$'000
Impairment losses recognised		
Properties in the PRC held for development	24,444	–
Interest in an associate	11,386	–
Gain on disposal of a development property	(16,388)	–
	19,442	–

10. PROFIT FROM OPERATIONS

	2004 HK$'000	2005 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Auditors' remuneration	4,531	**3,933**
Depreciation of property, plant and equipment	14,544	**15,686**
Rentals in respect of properties under operating leases	894	**891**
Staff costs (including directors' emoluments)	207,124	**231,868**
Rental income in respect of land and buildings under operating leases, less outgoings of HK$118,821,000 (2004: HK$111,282,000)	(171,726)	**(164,558)**

11. GAIN ON DISPOSAL OF INTERESTS IN JOINTLY CONTROLLED ENTITIES AND AN ASSOCIATE

	2004 HK$'000	2005 HK$'000
Gain on disposal of interests in		
Jointly controlled entities (Note)	–	**495,633**
An associate	–	**6,484**
	–	**502,117**

Note: The disposals of the Group's entire interests in the jointly controlled entities undertaking the highway and bridge project and the National Highway 105 project in Shunde, the PRC, were completed during the year, resulting in a gain on disposal of approximately HK$496 million recognised by the Group. The consideration for the disposal of one of the jointly controlled entities and the amount due from this entity amounted to a total of HK$823 million, of which HK$583 million has been received by the Group. The remaining amount due from this entity of HK$240 million is repayable by three annual instalments commencing from 31st December, 2005. Such amount is unsecured and carries interest at bank lending rate. However, the recoverability of the outstanding unsecured amount of HK$240 million is dependent upon the financial position of the underlying entities which is uncertain. Accordingly, in determining the gain on disposal of this jointly controlled entity, the outstanding amount is regarded as impaired.

12. GAIN ON DEEMED DISPOSAL OF INTERESTS IN SUBSIDIARIES

The gain on deemed disposal of interests in subsidiaries of the prior year arose from the listing of the shares in Hopewell Highway Infrastructure Limited ("HHI"), a subsidiary undertaking investments in highway projects in the PRC, on the Hong Kong Stock Exchange and the issuance of new shares by HHI to public investors, resulting in a reduction of the Company's interest in HHI from 100% to 75%.

13. FINANCE COSTS

	2004 *HK$'000*	*2005* *HK$'000*
Interests on:		
Bank loans and overdrafts wholly repayable within five years	20,531	**14,647**
Notes wholly payable within five years	145,227	**18,197**
Other interest expense (note 23(c))	37,847	**37,860**
Total interest	203,605	**70,704**
Note issue expenses amortised	6,199	**356**
Loan arrangement fees and bank charges	23,833	**21,122**
	233,637	**92,182**

14. SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES

Included in the share of profits of jointly controlled entities is profit from disposal of development property by a jointly controlled entity amounted to HK$83 million (2004: Nil).

15. INCOME TAX EXPENSE

	2004 HK$'000	2005 HK$'000
Hong Kong Profits Tax		
Current year	8,987	**8,633**
Overprovision in respect of prior years	(16,612)	**–**
	(7,625)	**8,633**
Taxation elsewhere		
Current year	2,106	**8,306**
	(5,519)	**16,939**
Deferred tax (note 37)	8,574	**10,158**
Tax attributable to the Company and its subsidiaries	3,055	**27,097**
Jointly controlled entities		
Taxation elsewhere	–	**42,253**
Deferred taxation	38,255	**28,602**
	38,255	**70,855**
Associates		
Hong Kong Profits Tax	515	**554**
Taxation elsewhere	8,986	**114**
	9,501	**668**
	50,811	**98,620**

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

Taxes on profits assessable elsewhere are calculated at the tax rates prevailing in the countries in which the Group operates.

Details of deferred taxation are set out in note 37.

15. INCOME TAX EXPENSE *(continued)*

The income tax expense can be reconciled to the profit from ordinary activities before taxation per the income statement as follows:

	2004 *HK$'000*	*2005* *HK$'000*
Profit from ordinary activities before taxation	1,815,418	**2,097,833**
Tax at the domestic income tax rate of 17.5% (2004: 17.5%)	317,698	**367,121**
Tax effect of expenses not deductible for tax purposes	88,113	**52,331**
Tax effect of income not taxable for tax purposes	(117,220)	**(109,066)**
Overprovision in respect of prior years	(16,612)	**–**
Tax effect of tax losses not recognised	5,359	**6,535**
Tax effect of utilisation of tax losses not previously recognised	(16,887)	**(19,787)**
Tax effect of utilisation of deductible temporary differences not previously recognised	(101,573)	**(78,613)**
Tax effect of share of results of jointly controlled entities and associates	(116,657)	**(128,227)**
Effect of different tax rates of subsidiaries operating in other jurisdictions	(110)	**730**
Others	8,700	**7,596**
Income tax expense	50,811	**98,620**

16. DIVIDENDS

	2004 *HK$'000*	*2005* *HK$'000*
Dividends paid		
Interim: HK12 cents (2004: HK10 cents) per share	88,408	**107,768**
Special interim: HK30 cents (2004: HK30 cents) per share	265,225	**269,421**
Final dividend on shares issued subsequent to approval of financial statements	270	**300**
Dividend proposed		
Final: HK38 cents (2004: HK30 cents) per share	268,631	**341,229**
	622,534	**718,718**

The final dividend of HK38 cents per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

The proposed final dividend is calculated based on the number of shares in issue at the date of approval of these financial statements.

17. EARNINGS PER SHARE

	2004 HK$'000	2005 HK$'000
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic earnings per share		
Net profit for the year	1,453,990	**1,662,411**
Effect of dilutive potential ordinary shares of HHI (note 32)		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to warrants and share options issued	(2,046)	**(4,109)**
Earnings for the purposes of diluted earnings per share	1,451,944	**1,658,302**

	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	879,187,585	**895,900,603**
Effect of dilutive potential ordinary shares		
Share options	5,667,337	**1,364,784**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	884,854,922	**897,265,387**

18. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES

(a) Directors' emoluments

The emoluments paid or payable to the Company's directors are as follows:

	Year ended 30th June, 2005				
	Directors' fees HK$'000	*Basic salaries, allowances and benefits-in-kind HK$'000*	*Performance related bonus HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung Wu	600	4,500	–	–	5,100
Mr. Eddie Ping Chang Ho	500	3,600	–	–	4,100
Mr. Josiah Chin Lai Kwok	200	3,000	–	12	3,212
Mr. Thomas Jefferson Wu	400	3,354	–	24	3,778
Mr. Henry Hin Moh Lee	200	1,000	–	–	1,200
Mr. Robert Van Jin Nien	200	1,430	–	12	1,642
Mr. Guy Man Guy Wu	200	–	–	–	200
Lady Ivy Sau Ping Kwok Wu	200	–	–	–	200
Ms. Linda Lai Chuen Loke	200	–	–	–	200
Mr. Albert Kam Yin Yeung	200	1,638	126	12	1,976
Mr. Colin Henry Weir	200	2,096	–	12	2,308
Mr. David Yau-gay Lui	200	–	–	–	200
Mr. Carmelo Ka Sze Lee	200	–	–	–	200
Mr. Andy Lee Ming Cheung	200	1,573	121	12	1,906
Mr. Eddie Wing Chuen Ho Junior	200	819	63	12	1,094
Mr. Lee Yick Nam	363	–	–	–	363
	4,263	23,010	310	96	27,679

18. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES *(continued)*

(a) Directors' emoluments *(continued)*

	Year ended 30th June, 2004				
	Directors' fees HK$'000	Basic salaries, allowances and benefits-in-kind HK$'000	Performance related bonus HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung Wu	330	4,250	–	–	4,580
Mr. Eddie Ping Chang Ho	130	3,400	–	–	3,530
Mr. Josiah Chin Lai Kwok	30	3,000	–	12	3,042
Mr. Thomas Jefferson Wu	130	3,136	–	23	3,289
Mr. Henry Hin Moh Lee	30	1,000	–	–	1,030
Mr. Robert Van Jin Nien	30	1,430	–	12	1,472
Mr. Guy Man Guy Wu	30	–	–	–	30
Lady Ivy Sau Ping Kwok Wu	30	–	–	–	30
Ms. Linda Lai Chuen Loke	30	–	–	–	30
Mr. Albert Kam Yin Yeung	30	1,602	–	12	1,644
Mr. Colin Henry Weir	30	2,062	–	12	2,104
Mr. David Yau-gay Lui	30	–	–	–	30
Mr. Carmelo Ka Sze Lee	30	–	–	–	30
Mr. Andy Lee Ming Cheung	29	1,499	1,000	11	2,539
Mr. Eddie Wing Chuen Ho Junior	27	746	–	11	784
Mr. Lawrence Sai Kit Miao	9	–	–	–	9
Mr. Chi Hung Chan	2	–	–	–	2
	957	22,125	1,000	93	24,175

Other than fees of HK$763,000 (2004: HK$99,000) paid or payable to the independent non-executive directors which have been included above, no remuneration was paid or is payable to such directors.

(b) Highest paid employees' emoluments

The five individuals in the Group with the highest emoluments are the directors of the Company and details of their emoluments have been disclosed above.

19. INVESTMENT PROPERTIES

	The Group	
	2004	*2005*
	HK$'000	*HK$'000*
Investment properties at valuation		
At beginning of the year	5,655,400	**5,890,800**
Additions during the year	20,523	**274,080**
Reclassified from property, plant and equipment	–	**13,692**
Revaluation increase	214,877	**298,728**
At end of the year	5,890,800	**6,477,300**

The net book value of the Group's investment properties comprises:

	2004	*2005*
	HK$'000	*HK$'000*
Land and buildings in Hong Kong on		
Long leases	2,980,000	**3,255,000**
Medium-term leases	2,910,800	**3,222,300**
	5,890,800	**6,477,300**

The Group's investment properties were revalued on an open market value basis by FPDSavills (Hong Kong) Limited, an independent firm of professional property valuers. The increase in value of HK$298,728,000 (2004: HK$214,877,000) arising on revaluation has been dealt with in the investment property revaluation reserve (note 33).

20. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings in Hong Kong on medium-term leases			
	Hotel property HK$'000	Other properties HK$'000	Other assets HK$'000	Total HK$'000
THE GROUP				
COST				
At 1st July, 2004	474,872	29,012	292,871	796,755
Additions	–	–	15,360	15,360
Reclassified to investment properties	–	–	(13,692)	(13,692)
Disposals	–	–	(11,872)	(11,872)
At 30th June, 2005	**474,872**	**29,012**	**282,667**	**786,551**
DEPRECIATION				
At 1st July, 2004	–	9,004	235,303	244,307
Provided for the year	–	556	15,130	15,686
Eliminated on disposals	–	–	(11,820)	(11,820)
At 30th June, 2005	**–**	**9,560**	**238,613**	**248,173**
NET BOOK VALUES				
At 30th June, 2004	474,872	20,008	57,568	552,448
At 30th June, 2005	**474,872**	**19,452**	**44,054**	**538,378**

21. INTERESTS IN SUBSIDIARIES

	The Company	
	2004 HK$'000	2005 HK$'000
Unlisted shares		
At cost less impairment	26,252	**24,568**
At directors' 1972 valuation less amounts written off	3,245	**3,245**
	29,497	**27,813**
Amounts due from subsidiaries less allowances	12,744,643	**13,396,525**
	12,774,140	**13,424,338**

The amounts due from subsidiaries are unsecured, interest free and have no fixed repayment terms.

Details of the principal subsidiaries are set out in note 43.

22. PROPERTIES FOR OR UNDER DEVELOPMENT

	The Group	
	2004	2005
	HK$'000	HK$'000
COST		
At beginning of the year	1,308,336	**932,135**
Additions	71,994	**313,411**
Disposals	(448,195)	-
Reclassified to properties for sale under current assets (note 29)	-	**(95,570)**
At end of the year	932,135	**1,149,976**
IMPAIRMENT		
At beginning of the year	290,000	**24,444**
Provided for the year	24,444	-
Eliminated on disposals	(290,000)	-
At end of the year	24,444	**24,444**
NET BOOK VALUE	907,691	**1,125,532**

Included in the cost of properties for or under development is net interest capitalised totalling HK$55.4 million (2004: HK$55.4 million).

23. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2004	*2005*
	HK$'000	*HK$'000*
Road and property projects in the PRC		
Unlisted investments, at cost	5,526,819	**5,411,604**
Share of post acquisition reserves	970,781	**1,505,102**
Loans to jointly controlled entities	1,652,723	**782,225**
Less: Accumulated amortisation	(344,025)	**(442,446)**
	7,806,298	**7,256,485**
Property development project in Macau		
Unlisted investment, at cost	4,850	**4,850**
Share of post acquisition reserves	(39,736)	**47,104**
Loan to the jointly controlled entity	412,062	**427,578**
	377,176	**479,532**
Other unlisted investments	3,799	**–**
	8,187,273	**7,736,017**
Less: Loans due within one year included in current assets	(12,878)	**(10,870)**
	8,174,395	**7,725,147**

Notes:

Details of the principal jointly controlled entities at the balance sheet date are as follows:

(a) Phase I of the Guangzhou-Shenzhen-Zhuhai Superhighway ("GS Superhighway")

The GS Superhighway is undertaken by Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a joint venture company established in the PRC. The operation period is 30 years from the GS Superhighway's official opening date. The Group's entitlement to the profit of the toll operations of the GS Superhighway is 50% for the initial ten years, 48% for the next ten years and 45% for the last ten years of the operation period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath the GS Superhighway for a period of 30 years commencing on the date of completion of the GS Superhighway. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC partner without compensation.

GS Superhighway JV has also been granted the rights to develop parcels of land within certain interchanges of the GS Superhighway for sale or rental with certain land premium to be waived. Detailed terms of such grant have yet to be finalised.

The registered capital contributed and advances made to GS Superhighway JV by the Group totalling approximately HK$811 million (2004: HK$770 million) are unsecured, carry interest at commercial lending rates and are repayable out of the net cash surplus from the operations of GS Superhighway JV. The GS Superhighway was officially opened in July 1997.

23. INTERESTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

(a) Phase I of the Guangzhou-Shenzhen-Zhuhai Superhighway ("GS Superhighway") *(continued)*
Financial information regarding GS Superhighway JV is set out below:

	Year ended 30th June,	
	2004	2005
Operating results	*RMB'000*	*RMB'000*
Toll revenue, net of business tax	2,399,639	**2,825,666**
Depreciation	283,785	**326,411**
Profit from ordinary activities before taxation	1,671,465	**2,021,304**
Profit from ordinary activities before taxation attributable to the Group	835,732	**1,010,652**

	At 30th June,	
	2004	2005
Assets and liabilities	*RMB'000*	*RMB'000*
Non-current assets		
Toll roads and other assets	11,381,192	**11,167,329**
Non-current liabilities		
Loans from joint venture partners	(135,022)	**(177,948)**
Bank borrowings	(7,723,741)	**(7,306,040)**
Other long-term liabilities	(203,466)	**(203,466)**
Registered capital contributed by a joint venture partner	(745,223)	**(745,223)**
Current assets	739,503	**779,572**
Current liabilities	(1,258,507)	**(1,239,760)**

(b) Phases II and III of the Guangzhou-Shenzhen-Zhuhai Superhighway ("Western Delta Route")
The Western Delta Route, comprising a major transportation route in western Pearl River Delta to be developed in three phases, is undertaken by Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), a joint venture company established in the PRC. The co-operation period of phase I of the project ("Phase I West") is 30 years commencing from 17th September, 2003. The Group is entitled to 50% of the profits from the operation of West Route JV arising from Phase I West. At the end of the co-operation period, all the immovable assets and facilities in relation to Phase I West will revert to the PRC government without compensation. Phase I West was opened in April, 2004.

During the year, the Group entered into agreements for the development of Phase II of the Western Delta Route ("Phase II West") to be undertaken by West Route JV. The co-operation period of Phase II West shall be 30 years commencing on the date on which the new business licence of West Route JV is issued. During the co-operation period, the Group is entitled to 50% of the profits from operation of West Route JV arising from Phase II West. At the end of the co-operation period, all the immovable assets and facilities in relation to Phase II West will revert to the PRC government without compensation. The aforementioned agreements are subject to approval by the relevant PRC government authorities.

Detailed terms for development of Phase III of the project have yet to be finalised.

23. INTERESTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

(c) Ring Road project in Guangzhou

The construction, operation and management of the Guangzhou East-South-West Ring Road are undertaken by Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), a joint venture company established in the PRC for this purpose. The operation period is 30 years commencing from January 2002.

The Group is entitled to 45% of the net cash surplus of Ring Road JV for the initial ten years of the operation period and thereafter the Group's net cash entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining ten years of the operation period. At the end of the operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation. The Guangzhou East-South-West Ring Road was officially opened in January 2002.

The advances made to Ring Road JV by the Group totalling approximately HK$631 million (2004: HK$753 million) are unsecured and interest free and are repayable out of the net cash surplus from the operations of Ring Road JV.

Ring Road JV has in the past raised bank loans to finance the development of its road project. The interests of such bank loans were reimbursed by the Hong Kong joint venture partners in accordance with their proportionate interest in the joint venture. During the year, interest reimbursed by the Group to Ring Road JV under such arrangement amounted to approximately HK$38 million (2004: HK$38 million).

(d) Property development project in Macau

The investment represents the Group's 50% interest in Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), a company incorporated and operating in Macau engaging principally in property development. The advances made to Nova Taipa by the Group are unsecured with no fixed repayment terms. Such amount to the extent of approximately HK$428 million (2004: HK$412 million) carries interest at 6% per annum with the remaining balance interest free.

24. INTERESTS IN ASSOCIATES

	The Group	
	2004	2005
	HK$'000	HK$'000
Share of net assets	18,946	**14,164**
Amounts due from associates	480	–
	19,426	**14,164**

	The Company	
	2004	2005
	HK$'000	HK$'000
Unlisted shares and investments, at cost	401	**401**

The amounts due from associates are unsecured and interest free with no fixed repayment terms.

Details of the principal associate are set out in note 44.

25. OTHER INVESTMENT PROJECT

A subsidiary, Hopewell (Thailand) Limited ("HTL"), entered into a concession agreement with The Ministry of Transport and Communications of Thailand ("MOTC") and The State Railway of Thailand ("SRT") for the construction and operation of an elevated road and train system within the Bangkok Metropolitan area known as the Bangkok Elevated Road and Train System ("BERTS") and for the development of commercial and residential properties along the concession area. The Group has received notices of termination of the concession agreement from MOTC and SRT which has been disputed by HTL. Details of the disputes are set out in note 41(b).

Full provision had been made by the Group against the cost of development incurred for the BERTS project in prior years amounted to HK$5,313 million (2004: HK$5,313 million).

26. INVESTMENTS IN SECURITIES

	The Group		*The Company*	
	2004	*2005*	*2004*	*2005*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Held-to-maturity debt securities listed overseas (Note)	1,757,592	**737,591**	–	–
Investment securities				
Unlisted equity investments, at cost	88,776	**92,403**	3,000	**3,000**
Less: Impairment loss recognised	(68,231)	**(70,289)**	–	–
	20,545	**22,114**	3,000	**3,000**
	1,778,137	**759,705**	3,000	**3,000**
Carrying amount analysed for reporting purposes:				
Non-current	731,942	**22,114**	3,000	**3,000**
Current	1,046,195	**737,591**	–	–
	1,778,137	**759,705**	3,000	**3,000**

Note: During the year, held-to-maturity debt securities with aggregate carrying amounts of approximately HK$1,116 million (2004: HK$244 million) and HK$162 million (2004: Nil) were respectively redeemed upon maturity and disposed of. The held-to-maturity debt securities carried interests ranging from 1.6% to 7.6% per annum. The market value of the held-to-maturity debt securities at the balance sheet date approximates the carrying amount of these securities.

27. LONG-TERM RECEIVABLES

	The Group	
	2004	2005
	HK$'000	HK$'000
Proceeds on disposal of a jointly controlled entity and property receivable	233,528	**147,290**
Interest on defeasance deposits receivable	139,005	–
	372,533	**147,290**
Less: Amounts due within one year included in trade and other receivables under current assets		
Proceeds on disposal of a jointly controlled entity and property receivable	(86,748)	**(129,740)**
Interest on defeasance deposits receivable	(139,005)	–
	146,780	**17,550**

28. INVENTORIES

	The Group	
	2004	2005
	HK$'000	HK$'000
Hotel and restaurant inventories	8,871	**9,333**

The cost of inventories recognised as an expense during the year amounted to HK$90,646,000 (2004: HK$75,834,000).

29. PROPERTIES FOR SALE

	The Group	
	2004	2005
	HK$'000	HK$'000
Properties		
Under development (note 22)	–	**95,570**
Completed	3,762	**3,762**
	3,762	**99,332**

30. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

	The Group	
	2004	*2005*
	HK$'000	*HK$'000*
Receivables aged		
0 – 30 days	13,574	**16,301**
31 – 60 days	3,446	**4,353**
Over 60 days	18,221	**5,889**
Interest on defeasance, bank and other deposits receivable	179,549	**19,598**
Proceeds on disposal of investment and property, plant and equipment receivable	357,179	**152,586**
Retentions receivable	17,238	**314**
Dividend from a jointly controlled entity receivable	365,400	**323,016**
	954,607	**522,057**

31. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	The Group	
	2004	*2005*
	HK$'000	*HK$'000*
Payables due		
0 – 30 days	152,677	**246,308**
31 – 60 days	58,822	**3,348**
Over 60 days	146,784	**148,215**
Retentions payable	16,395	**1,943**
Development expenditure payable (Note)	382,078	**359,808**
	756,756	**759,622**

Note: The development expenditure payable mainly represents construction and plant costs incurred by subsidiaries of the Company in connection with an overseas infrastructure project, the development of which has been suspended.

32. SHARE CAPITAL

	Number of shares		*Nominal value*	
	2004	*2005*	*2004*	*2005*
	'000	*'000*	*HK$'000*	*HK$'000*
The Group and the Company				
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid				
At beginning of the year	875,982	**884,082**	2,189,955	**2,210,205**
Issued during the year	8,100	**14,955**	20,250	**37,388**
Repurchased during the year	–	**(1,067)**	–	**(2,668)**
At end of the year	884,082	**897,970**	2,210,205	**2,244,925**

During the year, the Company issued a total of 14,955,000 (2004: 8,100,000) ordinary shares of HK$2.50 each for a total cash consideration of HK$127,441,000 (2004: HK$70,215,000) pursuant to the exercise of the share options granted by the Company. These shares rank pari passu in all respects with the other shares in issue.

During the year, the Company repurchased 1,067,000 ordinary shares of the Company on the Hong Kong Stock Exchange, all of which have been cancelled, as follows:

Month	***Number of ordinary shares of HK$2.50 each***	***Purchase price***		***Total consideration paid***
		Highest	***Lowest***	
	'000	*HK$*	*HK$*	*HK$'000*
2005				
January	717	19.10	17.75	13,209
February	250	19.60	19.55	4,903
March	100	17.95	17.95	1,800
	1,067			19,912

These repurchases were effected by the directors pursuant to the mandate from the shareholders with a view to benefiting the shareholders as a whole by the enhancement of the earnings per share of the Company.

32. SHARE CAPITAL *(continued)*

Share option schemes

(a) The Company

In 1994, the Company adopted a share option scheme ("HHL 1994 Scheme") which was effective for a period of 10 years. Pursuant to an ordinary resolution passed on 21st October, 2003, a new share option scheme ("HHL 2003 Scheme") was adopted with effect from 1st November, 2003 to replace the HHL 1994 Scheme. The principal purpose of these schemes are to provide incentives to directors and eligible employees. The Board is authorised under the share option scheme adopted to grant options to executive directors and employees of the Company or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in the Company.

Under the HHL 1994 Scheme and HHL 2003 Scheme, options granted must be taken up within 28 days and 14 days respectively from the date of the offer letter upon the payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the income statement when received. Save as aforementioned, no credit or charge was recognised in the financial statements in respect of the value of options granted.

Upon termination of the HHL 1994 Scheme on 1st November, 2003, no further options may be granted thereunder. However, all options granted under the HHL 1994 Scheme shall continue to be subject to the provisions of this scheme.

The following table discloses details of share options which were granted by the Company at nominal consideration and movements in such holdings:

		Number of shares under options granted						
			Movements during the year					
Date of grant	*Subscription price per share HK$*	*Outstanding at 1st July, 2003*	*Granted*	*Exercised*	*Reclassified*	*Cancelled/ lapsed*	*Outstanding at 30th June, 2004*	*Closing prices at the date of exercise HK$*
Directors								
HHL 1994 Scheme								
28th March, 2002	6.15	3,000,000	-	(2,000,000)	-	-	1,000,000	9.40, 11.95, 15.15
1st April, 2002	6.15	1,000,000	-	-	-	-	1,000,000	N/A
2nd April, 2002	6.15	1,000,000	-	-	(1,000,000)	-	-	N/A
3rd April, 2002	6.15	2,500,000	-	(100,000)	-	-	2,400,000	11.75
9th September, 2003	9.55	-	14,000,000	(6,000,000)	-	-	8,000,000	15.00
		7,500,000	14,000,000	(8,100,000)	(1,000,000)	-	12,400,000	
Employees								
HHL 1994 Scheme								
2nd April, 2002	6.15	800,000	-	-	1,000,000	-	1,800,000	
		8,300,000	14,000,000	(8,100,000)	-	-	14,200,000	

32. SHARE CAPITAL *(continued)*

Share option schemes *(continued)*

(a) The Company *(continued)*

		Number of shares under options granted					
			Movements during the year				
Date of grant	*Subscription price per share HK$*	*Outstanding at 1st July, 2004*	*Granted*	*Exercised*	*Cancelled/ lapsed*	*Outstanding at 30th June, 2005*	*Closing prices at the date of exercise HK$*
Directors							
HHL 1994 Scheme							
28th March, 2002	6.15	1,000,000	–	(1,000,000)	–	–	16.05
1st April, 2002	6.15	1,000,000	–	(1,000,000)	–	–	16.80, 17.15
3rd April, 2002	6.15	2,400,000	–	(2,400,000)	–	–	16.40, 17.15
9th September, 2003	9.55	8,000,000	–	(8,000,000)	–	–	16.40
HHL 2003 Scheme							
8th September, 2004	17.10	–	2,700,000	(755,000)	–	1,945,000	18.35, 18.45, 18.15
		12,400,000	2,700,000	(13,155,000)	–	1,945,000	
Employees							
HHL 1994 Scheme							
2nd April, 2002	6.15	1,800,000	–	(1,800,000)	–	–	16.40, 17.15
		14,200,000	2,700,000	(14,955,000)	–	1,945,000	

The dates of grant of options referred to above represent the dates on which the options were accepted by the grantees.

During the year, the Company granted options under the HHL 2003 Scheme at nominal consideration to certain directors to subscribe for a total of 2,700,000 shares in the Company.

32. SHARE CAPITAL *(continued)*

Share option schemes *(continued)*

(a) *The Company (continued)*

The options granted on 9th September, 2003 are exercisable within a period of four and a half years from 9th March, 2004, the date after the expiry of 6 months from the date of grant. The share options granted during the current year are exercisable within a period of three years from the date of grant. The other options granted were exercisable in the following manner:

Maximum proportion of options exercisable including the proportion of options previously exercised	***Exercisable period***
1/3	From the expiry of 6 months from the date of grant of option up to 18 months from the date of grant
2/3	From the expiry of 18 months from the date of grant of option up to 30 months from the date of grant
3/3	From the expiry of 30 months from the date of grant of option up to 42 months from the date of grant

Save as disclosed above, no options were granted, exercised, cancelled or lapsed during either of the years presented.

(b) *HHI*

A share option scheme ("HHI Scheme") was adopted by HHI pursuant to the written resolutions of the shareholder of HHI passed on 16th July, 2003 and approved by the shareholders of the Company at an extraordinary general meeting held on 16th July, 2003. The HHI Scheme shall be valid and effective for a period of 10 years and the principal purpose of which is to provide incentives to directors and eligible employees. The Board of HHI is authorised to grant options under the HHI Scheme to executive directors and employees of the Company, HHI or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in HHI.

Options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the income statement when received.

32. SHARE CAPITAL *(continued)*

Share option schemes *(continued)*

(b) *HHI (continued)*

No options were granted under the HHI Scheme in the prior years. The following table discloses details of share options granted under the HHI Scheme by HHI during the year to its directors and employees, who are not directors of the Company, at nominal consideration and movements in such holdings:

		Number of shares under options granted					
			Movements during the year				
Date of grant	*Subscription price per share HK$*	*Outstanding at 1st July, 2004*	*Granted*	*Exercised*	*Cancelled/ lapsed*	*Outstanding at 30th June, 2005*	*Closing prices at the date of exercise HK$*
8th September, 2004	4.875	-	2,800,000	(400,000)	-	2,400,000	6.00
13th September, 2004	4.880	-	2,000,000	(2,000,000)	-	-	4.9, 5.15, 4.8
		-	4,800,000	(2,400,000)	-	2,400,000	

The options granted during the year are exercisable during the period of three years from the dates of grant of the options.

HHI Warrants

In connection with the listing of the shares in HHI in the prior year, HHI issued warrants to the Company's shareholders which entitle the holders thereof to subscribe for shares in HHI at a subscription price of HK$4.18 per share subject to adjustment during the three-year period commencing on 6th August, 2003.

During the year, 5,392,715 (2004: 590,046) HHI warrants carrying an aggregate subscription price of HK$22,541,549 (2004: HK$2,466,392) were exercised by the warrant holders resulting in the issuance of 5,392,715 (2004: 590,046) ordinary shares in HHI. A total of 81,550,875 HHI warrants remained outstanding at the balance sheet date.

33. SHARE PREMIUM AND RESERVES

	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Investment property revaluation reserve HK$'000*	*Exchange translation reserve HK$'000*	*PRC statutory reserves (Note) HK$'000*	*Dividend reserve HK$'000*	*Retained profits HK$'000*	*Total HK$'000*
THE GROUP									
At 1st July, 2003	8,508,890	-	83,010	1,916,968	9,432	56,464	157,677	730,761	11,463,202
Final dividend for year ended 30/6/2003 paid	-	-	-	-	-	-	(157,947)	-	(157,947)
Revaluation increase	-	-	-	214,877	-	-	-	-	214,877
Issue of shares	49,965	-	-	-	-	-	-	-	49,965
Share issue expenses	(38)	-	-	-	-	-	-	-	(38)
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	-	-	-	-	10,266	-	-	-	10,266
Share of reserves of jointly controlled entities and associates	-	-	-	-	(25,380)	-	-	-	(25,380)
Net profit for the year	-	-	-	-	-	-	-	1,453,990	1,453,990
Realised on deemed disposal of interests in subsidiaries	-	-	-	-	-	(14,116)	-	14,116	-
Transfers between reserves	-	-	-	-	-	15,073	-	(15,073)	-
Amounts set aside for dividend payments (note 16)	-	-	-	-	-	-	622,534	(622,534)	-
Interim dividend paid	-	-	-	-	-	-	(353,633)	-	(353,633)
At 30th June, 2004	8,558,817	-	83,010	2,131,845	(5,682)	57,421	268,631	1,561,260	12,655,302
Final dividend for year ended 30/6/2004 paid	-	-	-	-	-	-	(268,931)	-	(268,931)
Revaluation increase	-	-	-	298,728	-	-	-	-	298,728
Issue of shares	90,053	-	-	-	-	-	-	-	90,053
Share issue expenses	(52)	-	-	-	-	-	-	-	(52)
Repurchase of shares	-	2,668	-	-	-	-	-	(19,912)	(17,244)
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	-	-	-	-	1,485	-	-	-	1,485
Share of reserves of jointly controlled entities and associates	-	-	-	24,000	(5,956)	-	-	-	18,044
Realised on disposal of interests in jointly controlled entities	-	-	-	-	2,839	-	-	-	2,839
Net profit for the year	-	-	-	-	-	-	-	1,662,411	1,662,411
Transfers between reserves	-	-	-	-	-	6,321	-	(6,321)	-
Amounts set aside for dividend payments (note 16)	-	-	-	-	-	-	718,718	(718,718)	-
Interim dividend paid	-	-	-	-	-	-	(377,189)	-	(377,189)
At 30th June, 2005	**8,648,818**	**2,668**	**83,010**	**2,454,573**	**(7,314)**	**63,742**	**341,229**	**2,478,720**	**14,065,446**
Included above are the Group's share of the post-acquisition reserves of jointly controlled entities as follows:									
At 30th June, 2004	-	-	-	-	6,532	57,421	-	535,480	599,433
At 30th June, 2005	**-**	**-**	**-**	**24,000**	**2,561**	**63,742**	**-**	**1,082,538**	**1,172,841**
Included above are the Group's share of the post-acquisition reserves of associates as follows:									
At 30th June, 2004	-	-	-	22,975	-	-	-	2,695	25,670
At 30th June, 2005	**-**	**-**	**-**	**22,975**	**-**	**-**	**-**	**483**	**23,458**

Note: The PRC jointly controlled entities are required, under the local regulations, to provide for statutory reserves, comprising general and development funds, which are not distributable until the end of the joint venture periods.

33. SHARE PREMIUM AND RESERVES *(continued)*

	Share premium HK$'000	*Capital redemption reserve* HK$'000	*Capital reserve* HK$'000	*Dividend reserve* HK$'000	*Retained profits* HK$'000	*Total* HK$'000
THE COMPANY						
At 1st July, 2003	8,508,890	–	9,872	157,677	707,283	9,383,722
Final dividend for year ended 30/6/2003 paid	–	–	–	(157,947)	–	(157,947)
Issue of shares	49,965	–	–	–	–	49,965
Share issue expenses	(38)	–	–	–	–	(38)
Net profit for the year	–	–	–	–	1,621,284	1,621,284
Amounts set aside for dividend payments (note 16)	–	–	–	622,534	(622,534)	–
Interim dividend paid	–	–	–	(353,633)	–	(353,633)
At 30th June, 2004	8,558,817	–	9,872	268,631	1,706,033	10,543,353
Final dividend for year ended 30/6/2004 paid	–	–	–	(268,931)	–	(268,931)
Issue of shares	90,053	–	–	–	–	90,053
Share issue expenses	(52)	–	–	–	–	(52)
Repurchase of shares	–	2,668	–	–	(19,912)	(17,244)
Net profit for the year	–	–	–	–	1,418,790	1,418,790
Amounts set aside for dividend payments (note 16)	–	–	–	718,718	(718,718)	–
Interim dividend paid	–	–	–	(377,189)	–	(377,189)
At 30th June, 2005	**8,648,818**	**2,668**	**9,872**	**341,229**	**2,386,193**	**11,388,780**

The Company's total distributable reserves at 30th June, 2005 represent retained profits and dividend reserve of HK$2,386,193,000 (2004: HK$1,706,033,000) and HK$341,229,000 (2004: HK$268,631,000) respectively.

34. BANK AND OTHER BORROWINGS

	The Group	
	2004	*2005*
	HK$'000	*HK$'000*
Unsecured notes payable (Note a)		
Principal amount	1,474,200	–
Less: Unamortised note issue expenses	(356)	–
	1,473,844	–
Unsecured bank loans repayable (Note b)		
Within one year	233,555	–
Between two and five years	1,000,000	**55,000**
	1,233,555	**55,000**
	2,707,399	**55,000**
Less: Portion due within one year included in current liabilities		
Unsecured notes payable less unamortised note issue expenses	(1,473,844)	–
Unsecured bank loans	(233,555)	–
	(1,707,399)	–
	1,000,000	**55,000**

Notes:

(a) The unsecured notes ("2004 Notes"), which were issued by a subsidiary, Guangzhou-Shenzhen Superhighway (Holdings) Ltd., carried interest at 9.875% per annum.

A covenant defeasance had been effected by the Group by placing a sum with the trustee of the notes sufficient for the repayment of the principal on the outstanding notes together with interest payable on the notes. The 2004 Notes were fully redeemed during the year on their maturity date.

(b) The bank loans carry interest at commercial lending rates.

35. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries are unsecured and interest free without fixed repayment terms. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current.

36. AMOUNTS DUE TO ASSOCIATES

The amounts due to associates are unsecured and interest free without fixed repayment terms. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current.

37. DEFERRED TAX LIABILITIES

The following are the major deferred tax liabilities recognised by the Group and movements thereon during the current and prior reporting periods.

	Accelerated tax depreciation *HK$'000*	*Tax losses* *HK$'000*	*Others* *HK$'000*	*Total* *HK$'000*
At 1st July, 2003	77,710	(38,888)	7,261	46,083
Charge (credit) to income statement	26,188	(18,369)	755	8,574
At 30th June, 2004	103,898	(57,257)	8,016	54,657
Charge (credit) to income statement	30,590	(19,531)	(901)	10,158
At 30th June, 2005	**134,488**	**(76,788)**	**7,115**	**64,815**

The deferred tax assets and liabilities have been offset for the purposes of balance sheet presentation.

At the balance sheet date, the Group had available unused tax losses and other deductible temporary differences of HK$1,621 million (2004: HK$1,571 million) and HK$206 million (2004: HK$670 million) respectively for offset against future profits. A deferred tax asset of HK$77 million (2004: HK$57 million) in respect of tax losses has been recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$1,180 million (2004: HK$1,244 million) and the other deductible temporary differences of HK$206 million (2004: HK$670 million) due to the unpredictability of future profit streams. The tax losses available may be carried forward indefinitely.

In addition, the Group had potential deductible temporary differences in respect of the losses incurred on an overseas infrastructure project which has been unilaterally terminated. Since the grounds for termination are disputed, it is not practicable at this stage to quantify the amount of deductible temporary differences which have yet to be agreed with the local tax authority.

Temporary differences arising in connection with the interests in associates and jointly controlled entities are insignificant.

38. DISPOSAL OF SUBSIDIARIES

	2004 *HK$'000*	*2005* *HK$'000*
Net assets disposed:		
Properties under development	158,195	–
Trade and other receivables	4,519	–
Bank balances and cash	248	–
Trade and other payables	(12,299)	–
Long-term bank and other loans	(133,881)	–
	16,782	–
Gain on disposal of a development property (note 9)	16,388	–
	33,170	–
Sales consideration recognised	33,170	–
Net cash inflow arising on disposal:		
Cash consideration received	7,820	–
Bank balances and cash disposed of	(248)	–
	7,572	–

The subsidiaries disposed of during the year ended 30th June, 2004 did not contribute significantly to the Group's cash flows, turnover and profit from operations for the year.

39. PROJECT COMMITMENTS

(a) Road and highway projects in the PRC

Pursuant to the agreements as referred to in note 23(b) entered into with a PRC party for the investment in and the construction and operation of Phase II West, which is undertaken by West Route JV, the estimated total development cost of Phase II West is RMB4,900 million, of which RMB1,715 million is to be funded by an increase in the registered capital of West Route JV to be contributed by the Group and the PRC joint venture partner in equal shares. The outstanding registered capital of West Route JV to be contributed by the Group as at the balance sheet date amounted to approximately RMB858 million.

The total development cost for Phase III of the Western Delta Route, which will be developed by a joint venture company, is estimated to be in the region of RMB3,600 million, of which RMB1,260 million in total will be provided by the Group and the PRC joint venture partner in equal shares by way of contribution to the registered capital of the joint venture company undertaking the project. At 30th June, 2005, no contribution to the registered capital of the joint venture company had been made by the Group in this respect as the detailed terms for the development of this project have yet to be finalized.

39. PROJECT COMMITMENTS *(continued)*

(b) Power station project

The Group had entered into a co-operation agreement with a PRC enterprise for the joint development of a 2X600 MW power station in Guangdong Province of the PRC. The development cost of the project is estimated to be in the region of RMB5,300 million. The project, which is at a preliminary planning stage, is subject to approval by the relevant PRC authority and no development expenditure in this respect has been contracted for up to 30th June, 2005.

(c) Property development

(i) *Projects undertaken by the Group*

	2005 *HK$'000*	*2004* *HK$'000*
Authorised but not yet contracted for	**193,166**	344,147
Contracted but not provided for	**161,428**	24,140
	354,594	368,287

(ii) *Project undertaken by a jointly controlled entity*

	2005 *HK$'000*	*2004* *HK$'000*
Group's share of property development expenditure		
Authorised but not yet contracted for	**312,635**	235,000
Contracted but not provided for	**153,578**	11,555
	466,213	246,555

The Group has agreed to provide funds to finance the development of the property project of this jointly controlled entity to the extent of HK$300 million (2004: HK$300 million).

(d) Property renovation

	2005 *HK$'000*	*2004* *HK$'000*
Property renovation expenditure		
Contracted but not provided for	**40,539**	3,885

40. OPERATING LEASE COMMITMENTS

The Group as lessor

Rental income from investment properties earned during the year is approximately HK$283 million (2004: HK$283 million). At the balance sheet date, the investment properties of the Group with an aggregate carrying amount of approximately HK$4,326 million (2004: HK$4,187 million) were rented out under operating leases. These properties have committed tenants for the next one to three years without termination options granted to the tenants.

At the balance sheet date, the Group had contracted with tenants for the following future minimum payments under non-cancellable operating leases:

	The Group	
	2004	***2005***
	HK$'000	***HK$'000***
Within one year	136,421	**139,368**
In the second to fifth years inclusive	120,943	**117,398**
	257,364	**256,766**

41. CONTINGENCIES

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In this connection, the Group has agreed to give certain performance undertakings and indemnities to the purchaser and its affiliates, for which provisions totalling approximately HK$164 million had been made in the financial statements in prior years. The provisions represent management's best estimate of the costs and expenses required to discharge the Group's obligations and liabilities under such agreement. The directors are of the opinion that the provisions are not expected to be payable within one year from the balance sheet date and accordingly, are classified as non-current.

41. CONTINGENCIES *(continued)*

(b) Transport system in Thailand

The Ministry of Transport and Communications of Thailand ("MOTC") has issued termination notices to Hopewell (Thailand) Limited ("HTL") to terminate the concession agreement entered into with HTL and reserved the right to claim for any damages arising from such termination. MOTC has also issued a letter to seize all the concession payments made by HTL and the performance bond of approximately HK$94 million (2004: HK$95 million) issued by a bank on behalf of HTL which was secured by the pledge of the Group's bank deposits of the same amount. However, the Government party has been unable to seize the bond since grounds for termination are disputed. In 1998, MOTC confirmed the termination of the concession agreement and stated that HTL will be informed of the amount of damages in future. On the other hand, HTL contended that the concession has been confiscated or expropriated by MOTC outside the terms of the concession agreement and is claiming against MOTC for damages of the revised sum of approximately Baht 60 billion arising from the termination of the concession agreement and demanded MOTC to release the aforesaid performance bond. During the year, HTL has commenced arbitration proceedings, however, the directors consider it impracticable at this stage to assess the outcome of the actions taken.

(c) Other project

During the year, the legal action taken by a supplier against a subsidiary claiming, inter alia, compensation for alleged breach of contract of approximately HK$33 million in connection with the construction of a road project in prior years was settled, resulting in no loss to the Group as the amount of settlement has been previously provided for.

(d) Guarantees

(i) The bank loan facility of a jointly controlled entity of HK$691 million (2004: HK$698 million) utilised as at the balance sheet date is guaranteed by the Group.

(ii) The credit facilities of the Company's subsidiaries to the aggregate extent of HK$5,579 million (2004: HK$4,725 million), of which HK$66 million (2004: HK$1,246 million) was utilised at the balance sheet date, are guaranteed by the Company.

42. RETIREMENT BENEFIT SCHEME

The Group has established a Mandatory Provident Fund Scheme (the "MPF Scheme") for its Hong Kong employees. The assets of the scheme are held separately in funds which are under the control of independent trustees. The retirement benefit scheme contributions charged to the income statement represent contributions payable by the Group to the scheme at 5% of each of the employees' monthly relevant income capped at HK$20,000. At the balance sheet date, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Scheme for the year are HK$6,486,000 (2004: HK$6,841,000).

43. PRINCIPAL SUBSIDIARIES

The following list contains only the details of the subsidiaries which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except as otherwise indicated, all the subsidiaries are private companies incorporated and are operating principally in the place of incorporation and all issued shares are ordinary shares. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company*		*Principal activities*
		Directly %	*Indirectly* %	
Incorporated in Hong Kong:				
Goldhill Investments Limited	2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each	–	100	Property investment
Hopewell China Development (Superhighway) Limited (ii)	2 shares of HK$1 each and 4 non-voting deferred shares of HK$1 each	–	72.91	Investment in super-highway project
Hopewell Construction Company, Limited	200,000 shares of HK$100 each	–	100	Construction, project management and investment holding
HH Finance Limited	100,000 shares of HK$10 each	100	–	Loan financing
HITEC Management Limited (formerly known as Primory Company Limited)	2 shares of HK$1 each	–	100	Property management
Hopewell Food Industries Limited	1,000,000 shares of HK$1 each	–	100	Restaurant operation
Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	74.78	Investment in super-highway project
Hopewell Housing Limited	30,000 shares of HK$100 each	100	–	Property agents and investment holding
Hopewell Huang Gang Development Limited (ii)	2 shares of HK$1 each	–	100	Property investment

43. PRINCIPAL SUBSIDIARIES *(continued)*

Name of company	Paid up issued capital	Proportion of nominal value of issued ordinary capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in Hong Kong: (continued)				
Hopewell Property Management Company Limited	2 shares of HK$100 each	100	–	Building and carpark management
Hopewell Shunde Roads Limited (ii)	2 shares of HK$1 each	–	100	Investment in highway system project
Hopewell Slipform Engineering Limited	2,000,000 shares of HK$1 each	–	100	Construction specialist sub-contractor
Hopewell 108 Limited	1,000 shares of HK$100 each	–	100	Property investment
Hopewell Centre Management Limited (formerly known as Hopewell 109 Limited)	209,200 shares of HK$100 each	100	–	Property management
Hopewell 110 Limited	10,000 shares of HK$100 each	–	100	Property investment and development
International Trademart Company Limited	2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each	–	100	Property investment and operation of a trademart
Kowloon Panda Hotel Limited	2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	–	100	Hotel ownership and operations
Lok Foo Company Limited	52,000 shares of HK$100 each	100	–	Investment holding
Mega Hotels Management Limited	3,000,000 shares of HK$1 each	–	100	Hotel management and investment holding
Panda Place Management Limited (formerly known as HH Secretarial Limited)	2 shares of HK$1 each	–	100	Property management
Slipform Engineering Limited	1,000,001 shares of HK$1 each	–	100	Construction, project consultant and investment holding

43. PRINCIPAL SUBSIDIARIES *(continued)*

Name of company	Paid up issued capital	Proportion of nominal value of issued ordinary capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in Hong Kong: (continued)				
Wetherall Investments Limited	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	100	Property investment and investment holding
Yuba Company Limited	10,000 shares of HK$1 each	–	100	Property investment
Incorporated in Macau:				
Slipform Engineering (Macau) Limited	500,000 shares of MOP 1 each	–	100	Construction
Established in the PRC:				
廣州市合和(花都)置業發展有限公司 (iii)	RMB99,200,000 (registered capital)	–	95	Property development
Incorporated in the British Virgin Islands:				
Anber Investments Limited	1 share of US$1 each	–	100	Investment holding
Goldvista Properties Limited (i)	1 share of US$1 each	–	100	Property investment
Guangzhou-Shenzhen Superhighway (Holdings) Ltd. (i)	20,000 shares of US$1 each	–	100	Investment holding
Hopewell (Huadu) Estate Investment Company Limited (i)	1 share of US$1 each	–	100	Investment holding
Hopewell Guangzhou Ring Road Limited (ii)	1 share of US$1 each	–	74.78	Investment in highway system project
Kammer Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
Primax Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
Procelain Properties Ltd. (i)	1 share of US$1 each	–	100	Property investment
Singway (B.V.I.) Company Limited (i)	1 share of US$1 each	–	100	Property investment
Tubanan Power Limited (i)	100 shares of US$1 each	–	100	Investment holding

43. PRINCIPAL SUBSIDIARIES *(continued)*

Name of company	Paid up issued capital	Proportion of nominal value of issued ordinary capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in the Cayman Islands:				
Delta Roads Limited (i)	46,422 shares of HK$10 each	-	100	Investment holding
Hopewell Highway Infrastructure Limited (iv)	2,888,382,761 shares of HK$0.1 each	-	74.78	Investment holding
Incorporated in Thailand:				
Hopewell (Thailand) Limited	1,500,000,000 shares of Baht 10 each	100	-	Investment in an elevated road and train system
Incorporated in Indonesia:				
P.T. Hi Power Tubanan I	179,125 shares of US$100 each	-	80	Development of a power station project

Notes:

(i) Operating principally in Hong Kong

(ii) Operating principally in the PRC

(iii) Sino foreign cooperative joint venture registered in the PRC

(iv) Hopewell Highway Infrastructure Limited, a company listed on the Hong Kong Stock Exchange, is operating in Hong Kong and in the PRC through its subsidiaries and jointly controlled entities.

The non-voting deferred shares carry practically no rights to dividends nor to receive notice of nor to attend or vote at any general meeting of the relevant companies nor to participation in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

44. PRINCIPAL ASSOCIATE

Particulars regarding the principal associate, which is incorporated and operating in Hong Kong, are as follows:

Name of company	***Proportion of nominal value of issued capital held by the Company*** %	***Principal activities***
Granlai Company Limited	46	Property investment

This associate adopts 31st December as its financial year end date.

The directors are of the opinion that a complete list of all the associates will be of excessive length. Particulars of the associates, including those associates not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

45. APPROVAL OF FINANCIAL STATEMENTS

The financial statements on pages 59 to 113 were approved and authorised for issue by the Board of Directors on 1st September, 2005.

List of Major Properties

A. Completed investment properties and hotel property (unless otherwise specified, these properties are held under long-term leases):

Property/land	*Location*	*Use*	*Site area (sq.m.)*	*Gross floor area (sq.m.)*	*Group's interest (%)*
Hongkong International Trade & Exhibition Centre (medium-term lease)	1 Trademart Drive Kowloon Bay, Kowloon.	Conference, exhibition, restaurant, office, commercial and carparks	22,280	163,702*	100
Hopewell Centre	183 Queen's Road East, Wanchai, Hong Kong.	Commercial, office and carparks	5,207	78,102*	100
Panda Hotel (medium-term lease)	3 Tsuen Wah Street, Tsuen Wan, New Territories.				
– Shopping arcade & carparks		Commercial and carparks		22,689*	100
– Hotel property		Hotel operation		49,073	100
			5,750	71,762	
Allway Gardens Shopping Arcade (medium-term lease)	9 On Yuk Road, Tsuen Wan, New Territories.	Commercial	N/A	20,742	100
125 carparking spaces at Allway Gardens (medium-term lease)	9 On Yuk Road, Tsuen Wan, New Territories.	Carparks	N/A	N/A	100
80 carparking spaces at Wu Chung House (medium-term lease)	3/F-5/F, 213 Queen's Road East, Hong Kong.	Carparks	N/A	N/A	100
22/F-24/F and carparking spaces V1-V15, Hing Wai Centre (medium-term lease)	No. 7 Tin Wan Praya Road, Aberdeen, Hong Kong.	Industrial, commercial and carparks	N/A	7,551*	100

* *Excluding carparking spaces.*

B. Properties for/under development:

Property/land	*Location*	*Use*	*Site area (sq.m.)*	*Gross floor area (sq.m.)*	*Group's interest (%)*
Mega Tower Hotel	Kennedy Road, Ship Street, Hau Fung Lane, Wanchai, Hong Kong.	Hotel complex with recreation, shopping, restaurant and other commercial facilities (Development at planning stage)	7,301#	172,731	100
196-206 Queen's Road East	196-206 Queen's Road East, Wanchai, Hong Kong.	For development (Commercial use)	464	about 7,000	100
214-224 Queen's Road East & 9-19 Sam Pan Street	214-224 Queen's Road East & 9-19 Sam Pan Street, Wanchai, Hong Kong.	For development (Residential and commercial use)	1,082	Under planning	100
Nova Taipa Gardens/ Nova City	North shore of Taipa Island, Macau.	Residential, commercial, hotel and carparks (5 residential blocks are under construction with gross floor area of approximately 105,000 sq.m. expected to be completed in 2nd quarter of 2006)	70,000	516,000	50
Hopewell New Town	Huadu district, Guangzhou, China.	Residential, commercial, logistic and social facilities (Initial Phase with gross floor area of approximately 109,000 sq.m. expected to be completed by end of year 2005)	797,000	1,782,000	95

Note:

Total development site area of the land required for the property development is about 11,500 sq.m. of which a total of 7,301 sq.m. are held by the Group and the remaining will be acquired by the Group mainly by way of land exchange with the government at a premium yet to be finalised.

Corporate Information

Honorary Chairman
Dr. James Man Hon WU
OBE, JP, LLD (Hon), Dr Eng(Hon), BSc(Eng)

Board of Directors
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO*
Vice Chairman & Managing Director
Mr. Josiah Chin Lai KWOK
Deputy Managing Director
Mr. Thomas Jefferson WU
Deputy Managing Director
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU JP#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. Colin Henry WEIR
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE#
Mr. Andy Lee Ming CHEUNG
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. Barry Chung Tat MOK

* *Also as Alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Non-Executive directors*
\## *Independent Non-Executive directors*

Audit Committee
Mr. Lee Yick NAM *Chairman*
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU

Remuneration Committee
Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Ms. Linda Lai Chuen LOKE

Company Secretary
Mr. Peter Yip Wah LEE

Registered Office
64th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068

Solicitors
Woo, Kwan, Lee & Lo

Auditors
Deloitte Touche Tohmatsu

Principal Bankers+
Bank of China (Hong Kong) Limited
Bank of Communications
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi, Limited
BNP Paribas
China Construction Bank Corporation
Chiyu Banking Corporation Limited
Citibank, N.A.
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China (Asia) Limited
Industrial and Commercial Bank of China, Guangzhou Huadu Branch
Liu Chong Hing Bank Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited

+ *names arranged in alphabetical order*

Registrars and Transfer Office
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8628
Fax : (852) 2529 6087

Listing Information
The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 54)

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations
ir@hopewellholdings.com

Web Page
www.hopewellholdings.com

HOPEWELL Holdings Limited Annual Report 2005

合和實業有限公司二零零五年年報





鋪設之雙向三車
州市廣氮，連接



鋪設之雙向三車
、南及西方周邊
成廣州環城高速



II期
閉式瀝青路面之
市和順德。II 及
德連接中山市及



4

∧ 合和新城

位於廣州花都一大型住宅、物流及商業發展項目。佔地約 797,000 平方米，鄰近廣州白雲國際機場。



5

∧ 悅來酒店及悅來坊

座落荃灣區，擁有 1,000 個房間，為全港最大酒店之一，由集團旗下附屬公司管理。酒店地面及 3 層地庫已翻新為一現代設計特色的購物中心，名為悅來坊。



6

∧ 港珠澳大橋(籌劃中)

Y型大橋全長29公里，是集團倡議連接香港大嶼山西面與澳門及中國大陸珠海的項目。



7

∧ 濠景花園

位於澳門氹仔的合營發展項目，分多階段發展



8

∧ 合和中心

座落灣仔，樓高66層的辦公室／商業大樓，為集團旗艦物業及香港的地標。



9

∧ 香港國際展貿中心

座落九龍灣，樓高14層的現代及獨特建築物，建築面積逾 163,000 平方米，備有會議展覽場地、陳列寫字樓、餐飲場所及其他商貿設施等。



10

灣仔皇后大道東
196-206 號

< 灣仔皇后大道東
214-224 號及
三板街 **9-19** 號

第一項地盤面積約464平方米，將發展為一商用樓宇。第二項地盤面積約1,082平方米，將發展為一住宅及商用樓宇。

集團業務概覽



廣州
4
2
佛山
3
順德
東莞
1
中山
深圳
5
香港
9
8
10
珠海
6
澳門
7



1

^ 廣州 － 深圳高速公路
全線總長122.8公里封閉式瀝青
道高速公路，由深圳市皇崗至廣
廣州東南西環高速公路。



2

^ 廣州東南西環高速公路
全線總長38公里封閉式混凝土
道高速公路，沿廣州市區東
興建，及連接北環高速公路組
公路。



3

^ 珠江三角洲西岸幹道I、II及
I期為已完成之全長14.7公里封
雙向三車道高速公路連接廣州
III期正在籌劃中，將分別由順
由中山市連接珠海。

公司概覽

合和實業有限公司(股份代號：54)自一九七二年於香港聯合交易所上市，乃本港其中一間卓越的公司，業務分佈多元化，包括有物業投資及發展、酒店及公路基建，首兩項業務由合和實業有限公司直接經營；而合和實業有限公司擁有75%權益之附屬公司 — 合和公路基建有限公司(股份代號：737)，亦自二零零三年於香港聯合交易所上市，其持有以中國大陸為基礎的交通基建業務。集團建基於高瞻遠矚的策略及憑藉着所擁有的專門技術，致力於香港及珠江三角洲的主要項目的投資、發展及工程。



目錄

財務摘要

營業額(港幣百萬元)



2,500
2,000
1,500
1,000
500
2,192
1,829
1,898
1,514
1,030
1,245
799
653
678
2003
2004
2005

集團應佔合和公路基建合作公司之營業額
集團營業額

股東應佔溢利(港幣百萬元)



1,800
1,500
1,200
900
600
612
1,454
1,662
2003
2004
2005

除利息及税項前溢利(港幣百萬元)



1,250
1,000
750
500
250
1,239
1,074
271
839
275
204
635
799
968
2003
2004
2005

其他除利息及税項前溢利
基建除利息及税項前溢利

每股資產淨值對比市場價值(港幣)



20
16
12
8
4
19.95
15.6
16.8
18.2
15.7
8.3
2003
2004
2005

每股資產淨值
每股市場價值

集團除利息及税項前溢利對比利息



18 倍
15 倍
12 倍
9 倍
6 倍
3 倍
17.5 倍
5.3 倍
2.7 倍
2003
2004
2005

集團除利息及税項前溢利對比利息

股東權益回報率



10%
8%
6%
4%
2%
10.2%
9.8%
4.5%
2003
2004
2005

股東權益回報率

五年財政概要

綜合業績

截至六月三十日止年度

(港幣百萬元)	*2001*	*2002*	*2003*	*2004*	***2005***
營業額	1,750	1,132	799	653	**678**
日常業務除稅項前溢利	336	363	833	1,815	**2,098**
稅項	(27)	(18)	(122)	(50)	**(99)**
未計少數股東權益前溢利	309	345	711	1,765	**1,999**
少數股東權益	(3)	(10)	(99)	(311)	**(337)**
股東應佔溢利	**306**	**335**	**612**	**1,454**	**1,662**

綜合資產負債表

結算至六月三十日

(港幣百萬元)	*2001*	*2002*	*2003*	*2004*	***2005***
投資物業	6,385	5,986	5,655	5,891	**6,477**
物業、機械及設備	1,119	1,119	1,493	552	**539**
待發展或發展中之物業	662	833	1,018	908	**1,126**
共同控制個體權益	14,120	8,135	8,207	8,174	**7,725**
契約廢止／已抵押之存款	87	1,833	1,681	95	**94**
其他非流動資產	946	1,181	575	898	**54**
流動資產	875	4,038	1,241	4,670	**3,965**
總資產	**24,194**	**23,125**	**19,870**	**21,188**	**19,980**
非流動負債	(8,045)	(4,436)	(3,921)	(1,230)	**(296)**
流動負債	(2,205)	(4,914)	(2,171)	(2,673)	**(905)**
總負債	**(10,250)**	**(9,350)**	**(6,092)**	**(3,903)**	**(1,201)**
少數股東權益	(13)	(21)	(125)	(2,419)	**(2,469)**
股東權益	**13,931**	**13,754**	**13,653**	**14,866**	**16,310**

每股值

	2001	*2002*	*2003*	*2004*	***2005***
每股基本溢利(港仙)	35	38	70	165	**186**
每股股息(港仙)	12	43#	25	70#	**80#**
每股資產淨值(港幣)	15.9	15.7	15.6	16.8	**18.2**

(#包括港幣30仙之特別股息)

財務比率

	2001	*2002*	*2003*	*2004*	***2005***
淨債務對比股東權益	56%	21%	14%	不適用	不適用
淨債務對比總資本	35%	14%	11%	不適用	不適用
股東權益回報率	2.2%	2.4%	4.5%	9.8%	**10.2%**



胡應湘爵士GBS, KCMG, FICE *主席*

本人欣然向股東宣佈，集團截至二零零五年六月三十日止財政年度再度表現超卓，股東應佔淨溢利為港幣16.62億元，較去年港幣14.54億元上升14%。每股基本溢利為港幣1.86元，較去年港幣1.65元上升13%。

董事會建議派發末期股息每股港幣38仙，連同已派付之中期股息每股港幣12仙及特別中期股息每股港幣30仙，本年度股息總額為每股港幣80仙，較去年港幣70仙上升14.3%。本年度派息率為43%。

公司於二零零五年十月十二日(星期三)至二零零五年十月十九日(星期三)，包括首尾兩天在內，暫停辦理公司股份過戶登記手續。待股東於二零零五年十月十九日舉行之股東週年大會批准後，末期股息將約於二零零五年十月二十日派發予於二零零五年十月十九日營業時間結束時已登記之股東。

集團截至二零零五年六月三十日止財政年度再度表現超卓，股東應佔淨溢利為港幣16.62億元，...... 上升14%。集團受惠於珠三角地區有利營商環境，集團三個核心業務 — 基建、物業及酒店於財政年度均錄得良好業績。

業務回顧

香港經濟繼續比去年有所改善。受惠於中國內地放寬個人旅客訪港，本地旅遊及相關零售行業興旺，相繼帶動其他經濟環節。珠江三角洲(「珠三角」)境內經濟維持高增長。香港與內地於二零零四年八月達成更緊密經貿關係安排第二階段，進一步放寬商品及服務貿易政策，為香港商家提供於中國內地營商之更多商機。

年內，集團受惠於珠三角地區有利營商環境。集團三個核心業務 — 基建、物業及酒店於財政年度均錄得良好業績。基建業務表現卓越，交通流量及收益皆有顯著增長，收益則錄得港幣9.68億元，成為最主要溢利貢獻之業務。物業收益年內錄得港幣1.71億元，與去年水平相若。悅來酒店購物商場 — 悅來坊之大型翻新工程已完工，並已開業。香港國際展貿中心更改土地契約容許作商業及零售用途亦已完成。由於物業租金由谷底反彈，年內續租及新訂租約租金有所提升，並將於較後時間反映。酒店業務持續受惠於中國內地放寬個人旅客訪港政策，收益錄得港幣5,900萬元；悅來酒店收益則有顯著改善。

集團實踐多個策劃中的項目均有良好進展。位於澳門氹仔之五幢住宅樓宇名為濠庭都會，建築工程已達最後階段，樓宇已完成平頂工程，可望於二零零六年上半年竣工。位於廣州花都區合和新城首期之六幢高層洋房及57間聯排別墅連花園之工程在進行中，預計其中四幢高層洋房及聯排別墅，可於年底前完工。該等項目之單位預售正計劃在二零零五年下半年推出。

財務實力持續改善

集團之財務狀況於年內持續穩健。於財政年度完結日，集團淨現金達港幣33億元，未提用銀行借貸為港幣55億元。於財政年度結束後，集團旗下上市附屬公司—合和公路基建有限公司(「合和公路基建」)籌組五年期為數港幣36億元無抵押銀團循環及定期貸款，已獲多間商業銀行承諾全數包銷及現正進行銀團籌組，令集團財務狀況更加鞏固。

展望

香港及珠三角之經濟穩定增長，除更緊密經貿關係安排不斷帶來新機外，於二零零五年九月香港迪士尼樂園開幕後，香港業務體系之旅遊及零售業預期將有顯著改善。另一方面，近期利息及油價明顯上升，均可能引致經濟成本上漲及製造具挑戰性的新營商環境。總括而言，本人對集團業務前景可獲進一步增長及新投資機會仍感樂觀。

集團將繼續專注基建、物業及酒店業務，並以取得珠三角的領導地位為目標。我們物業發展項目，包括廣州花都區合和新城及澳門濠庭都會項目，已有良好進展。於2005/2006財政年度，集團展望可開始從該等物業發展項目上取得回報、發展珠江三角洲西岸幹道第II期以及繼續研究建議中擴闊廣州—深圳高速公路之可行性。集團與中方合作夥伴就珠江三角洲西岸幹道第III期合作條件之商議已接近落實，亦將致力解決Mega Tower項目餘下事宜；而合和公路基建將加倍努力，待港珠澳大橋項目開展時，並可擔當一個重要角色。

董事變更

董事會謹此歡迎於二零零五年八月十五日獲委任新執行董事莫仲達先生，莫先生亦任合和公路基建執行董事。

鳴謝

本人藉此機會感謝股東、顧客、供應商及工作夥伴的不斷支持，並向各董事、管理層及全體員工就過往財政年度對集團的忠誠、努力和勤奮，致以真誠感激。

胡應湘爵士GBS, KCMG, FICE

主席

香港，二零零五年九月一日

管理層



（[illegible]）

1. 胡應湘爵士 GBS, KCMG, FICE

[illegible]

2. 何炳章先生

[illegible]總經理

3. 郭展禮先生

[illegible]副總經理

4. 胡文新先生

[illegible]副總經理

5. 嚴文俊先生

[illegible]

6. 楊鑑賢先生

[illegible]

7. 韋高廉先生

[illegible]

8. 雷有基先生

[illegible]

9. 張利民先生

[illegible]

10. 何榮春先生

[illegible]

11. 莫仲達先生

[illegible]

董事簡介

執行董事

胡應湘爵士 GBS, KCMG, FICE

69歲，為本公司董事會主席。彼亦為集團之上市附屬公司 — 合和公路基建有限公司（「合和公路基建」）之主席、集團多間成員公司之董事及有線寬頻通訊有限公司之獨立非執行董事。彼於一九五八年畢業於普林斯頓大學，獲土木工程學士。彼為集團創辦人之一，未任主席前曾於一九七二年至二零零一年十二月任董事總經理一職。曾負責集團在中國及東南亞的基建項目及參與設計及建造集團在香港及中國之多項物業發展項目。彼為胡爵士夫人郭秀萍太平紳士之丈夫及胡文新先生父親。



彼甚活躍於公務活動，其公務職銜包括：

香港

- 成員　香港物流發展局
- 主席　香港城市大學校董會
- 副主席　香港地產建設商會
- 成員　大珠三角商務委員會
- 贊助人　香港物流協會

中國

- 副主任　中國人民政治協商會議 — 港澳台僑委員會
- 理事　中國聯合國協會

胡爵士榮獲香港理工大學、英國 University of Strathclyde 及英國愛丁堡大學頒授榮譽博士學位。彼為英國土木工程師學會、香港運輸物流學會及香港工程科學院資深會員及澳洲會計師公會名譽會員。亦被委任為克羅地亞共和國名譽領事。獲頒授之其他獎項包括：

榮譽市民

- 美國新奧爾良市
- 中國廣州市
- 中國佛山市
- 中國深圳市
- 中國順德區
- 中國南海區
- 中國花都區
- 菲律賓奎松省

獎項及榮譽	*獲獎年份*
• 香港特別行政區政府頒授金紫荊星章	2004
• 星島報業集團選為2003年傑出領袖(商業／金融)	2004
• 獲Asian Freight & Supply Chain Awards 選為 Personality of the Year 2003	2003
• 獲英女皇頒授聖米迦勒及聖喬治爵級出口服務司令勳章	1997
• 獲美國 Independent Energy 選為Industry All-Star	1996
• 獲美國 George Washington University 選為傑出國際行政總裁	1996
• 獲商業周刊選為「最佳企業家」之一	1994
• 獲美國 International Road Federation 選為傑出人士	1994
• 獲南華早報及敦豪速運選為傑出商業家	1991
• 獲香港亞洲經濟週刊選為傑出「亞洲公司領袖」	1991
• 獲比利時國王頒授 Chevalier De L' Ordre De La Corona 勳爵	1985

何炳章先生

72歲，彼自二零零二年一月起出任本公司董事總經理，並自二零零三年八月起出任本公司副主席。彼現為本公司及合和公路基建薪酬委員會主席、合和公路基建副主席及集團多間成員公司之董事。彼曾自本公司於一九七二年在聯交所上市便出任董事副總經理。彼曾參與發展集團在中國內地所有項目，包括公路、酒店及發電廠項目。此外，彼在香港樓宇及發展項目方面經驗豐富。彼為中國廣州市、佛山市、深圳市及順德區之榮譽市民。彼為何榮春先生之父親。

郭展禮先生

53歲，彼於二零零二年一月獲委任為本公司董事副總經理。亦任集團多間成員公司之董事。彼為執業律師。早年曾擔任集團多個主要項目之顧問，包括廣深珠高速公路、沙角B和C廠等。其後，轉任銀行公會秘書、機場管理局法律總監及法國巴黎百富勤集團法律兼監察部董事。

胡文新先生

32歲，彼自二零零一年六月及二零零二年一月起先後出任本公司執行董事及營運總裁。彼於二零零三年八月獲委任為本公司董事副總經理。彼亦任合和公路基建董事總經理及集團多間成員公司之董事。胡先生於一九九九年加盟集團，出任執行委員會經理，並曾於二零零零年三月晉升為集團總監。彼負責評估集團運作及表現，檢討和編訂集團整體策略運作及致力提升集團財務和管理會計系統。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程學士學位。彼亦為澳門房地產聯合商會榮譽會長、澳門花都同鄉會榮譽會長、香港業餘冰球會主席及香港上市公司商會副主席，並為中國人民政治協商會議花都區委員會委員。彼為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之兒子。

嚴文俊先生

58歲，自一九八零年起出任為本公司執行董事。彼負責處理集團企業財務、企業事務、行政及物業管理事宜。現亦任集團多間成員公司之董事。彼亦參與集團在項目及公司層面上的主要資金籌組活動。彼持有美國賓夕凡尼亞大學Wharton Graduate Business School 頒授之工商管理碩士學位。

楊鑑賢先生

54歲，於二零零二年十一月獲委任為本公司執行董事，現亦任集團多間成員公司之董事。彼未加盟集團前，於一九八六年至一九九八年期間，出任雲麥郭楊有限公司之董事及替集團多項發展及建築工程擔任顧問。彼持有香港大學頒授之建築學士學位，為註冊建築師、認可人士、香港建築師學會會員及多個專業學會的會員。

韋高廉先生

59歲，彼於一九八五年加盟集團，並於一九九七年三月獲委任為本公司執行董事。彼亦任Hopewell (Thailand) Limited及集團多間成員公司之董事。彼於一九七五年成為土木工程師學會成員。曾擔任發電廠及公路等項目之工程設計經理。於一九九一年成為曼谷高架公路及鐵路系統項目之工程經理，及後成為該項目之項目董事。彼現負責集團海外工程項目。

雷有基先生

60歲，彼於一九九七年獲委任為本公司執行董事。現亦任Hopewell (Thailand) Limited及集團若干成員公司之董事。彼為香港首屈一指之室內設計及裝修承建公司德基有限公司之創辦董事。自一九九零年起，彼一直參與集團在泰國之曼谷高架公路及鐵路系統項目。

張利民先生

39歲，於二零零三年七月獲委任為本公司執行董事，現亦任集團多間成員公司之董事。彼於一九九七年加盟集團。參與集團之財務活動以及拓展和監管集團投資項目。彼持有波士頓大學頒授的工商管理學士學位及麥馬斯特大學頒授的工商管理碩士學位。彼為美國伊利諾斯州執業會計師。彼於業務拓展、財務及審計方面具豐富經驗。

何榮春先生

36歲，彼於二零零三年八月獲委任為本公司執行董事。於一九九四年加盟集團，並曾於集團旗下九龍灣國際展貿中心出任多個管理職位，包括市場推廣兼營業總監及副總經理。彼持有美國加州州立大學頒授之文學士學位。彼為何炳章先生之兒子。

莫仲達先生

47歲，彼於二零零五年八月十五日獲委任為本公司及合和公路基建執行董事。彼持有英國厘丁大學頒授之經濟及會計學位。彼於銀行及金融業逾二十年經驗，在企業融資、結構性貸款、衍生工具及其他財資產品具豐富經驗。彼曾先後出任中國銀行全資附屬公司－中銀國際融資有限公司之行政總裁及信和置業有限公司集團總經理－業務發展。

非執行董事

李憲武先生

77歲，彼自本公司於一九七二年上市加盟集團，現任本公司非執行董事及顧問。彼於二零零一年十二月辭退本公司行政職務之前，曾負責集團之房地產發展及物業租售。彼過往致力從事香港地產業務，現為中國佛山市及順德區之榮譽市民。

胡爵士夫人郭秀萍太平紳士

56歲，彼為本公司非執行董事，於一九九一年八月加盟董事會。彼為多個商業及社交組織之委員會及董事會成員，包括亞洲文化協會(香港分會)、亞洲協會和香港紅十字會。彼於二零零二年七月一日獲委任為太平紳士。彼為胡應湘爵士之妻子及胡文新先生之母親。

李嘉士先生

45歲，彼於二零零一年三月獲委任為本公司獨立非執行董事，其職銜於二零零四年九月六日被重訂為非執行董事。彼持有香港大學頒授之法律學士學位。彼為執業律師及胡關李羅律師行之合夥人，該律師行向集團提供專業服務及收取正常報酬。

獨立非執行董事

胡文佳先生

48歲，彼為本公司獨立非執行董事，於一九八七年加盟董事會，現亦為本公司審計委員會成員。彼持有美國 Purdue 大學頒授之工業工程學學士學位。彼亦任利威集團及Video Channel Productions Limited之董事總經理。

陸勵荃女士

現年67歲，彼任本公司獨立非執行董事，於一九九一年八月加盟董事會，現亦為本公司審計委員會及薪酬委員會成員。彼畢業於柏克萊加州大學，從事證券及投資行業逾三十年。彼曾為美國添惠證券投資(香港)有限公司之榮譽退休董事總經理及美國摩根士丹利之高級副總裁。

藍利益先生

58歲，彼於二零零四年九月六日獲委任為本公司獨立非執行董事。彼亦任合和公路基建獨立非執行董事，並任本公司及合和公路基建審計委員會主席和薪酬委員會成員。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，於銀行、投資及金融業方面擁有逾三十年經驗。彼由一九九零年至二零零一年期間曾任廖創興銀行執行董事。在此之前，彼曾任花旗銀行、Mellon Bank及美國運通銀行之副總裁。彼於二零零四年七月一日獲委任為香港存款保障委員會委員。

業務回顧

集團投資物業組合包括合和中心、香港國際展貿中心(「展貿中心」)、悅來酒店及荃威花園的購物商場、香港仔興偉中心三層物業及位於荃威花園、胡忠大廈及興偉中心的停車場。

集團兩個主要出租物業—合和中心及展貿中心，仍然為地產業務之主要溢利貢獻者。截至二零零五年六月三十日止年度，地產業務之營業額為港幣2.9億元，比對去年同期為港幣2.91億元，佔集團總營業額43%。除利息及税項前溢利為港幣1.71億元，較去年同期的港幣1.73億元輕微下降，主要由於合和中心一主要租戶租約期滿。



出租物業



合和中心外牆裝置發光二極體（LED）燈

於香港出租物業除利息及稅項前溢利 (港幣百萬元)



240
180
120
60
217
173
171
43
27
24
113
100
94
2003
2004
2005
合和中心
展貿中心
其他

合和中心及展貿中心平均出租率 (%)



100
75
50
25
92%
91%
89%
2003
2004
2005
合和中心
展貿中心

灣仔合和中心

經濟復蘇，加上營商前景樂觀，引發擴充及提升寫字樓的需求，推高市場寫字樓平均租金。受惠於本地旅行團興旺及本地消費強勁，零售物業之租金亦有所改善。

集團旗艦物業 — 合和中心，依然為香港物業地標。儘管整體平均出租率比對上一個財政年度之91%維持在89%水平，年內所簽訂租約之租金有顯著提升。現時承諾租約已令出租率提升至98%。



位於皇后大道東的地標

集團致力維持合和中心成為一先進及高質素的寫字樓。現正分階段進行全面的翻新工程，以提升主要大堂、購物商場及樓宇設施。大型翻新工程包括全面革新所有公共地方及樓宇設施。年內，合和中心隨外牆裝置發光二極體(LED)燈，再參與政府所舉辦之幻彩詠香江活動，提高合和中心從海港兩旁之可觀性。合和中心新貌將進一步提升中心作為本港地標的美譽及質素。


CENTRE

大堂入口翻新後的外貌



煥然一新的電梯大堂

九龍灣香港國際展貿中心

香港國際展貿中心(「展貿中心」)座落於東九龍其中一個主要商業地區—九龍灣核心地帶。展貿中心提供多元化的陳列室、寫字樓、展覽設施以舉辦大型商務展覽、會議及宴會。



展貿中心與新機電工程署總部為鄰

展貿中心於年內之整體表現有見改善。儘管毗鄰新增的寫字樓對展貿中心的租務繼續構成激烈競爭，相對去年同期62%，展貿中心平均出租率於本年度仍能穩定維持於60%水平。展覽及會議之營業額相對上一財政年度增加約37%。



展貿中心大堂



展貿中心大型音樂會

有見毗鄰觀塘有新寫字樓供應，展望未來競爭仍然激烈。然而，由於經濟逐步復蘇，集團預期大規模之展覽、會議及宴會需求仍然強烈。由政府興建連接展貿中心與新機電工程署總部之天橋，已於二零零五年五月落成，預期會為展貿中心帶來更多交通流量及商機。

展貿中心於二零零五年一月成功完成更改土地契約作為非工業用途，並容許更多面積作寫字樓、商業及零售用途。集團現正計劃投資翻新中心為一個600,000平方尺之消閑娛樂場所。建議中的翻新工程目的為使展貿中心的設施現代化，現正籌劃將部份展貿中心轉型為室內消閑娛樂焦點場所。預期翻新工程於短期內進行。

悦來酒店購物商場 — 悦來坊



悦來坊的中庭位置



翻新位於悦來酒店地面及三層地庫購物商場為一現代設計特色的購物中心名為悦來坊之工程已於回顧年內完成。悦來坊的設計圍繞食肆、生活品味及娛樂為主題，主攻酒店客戶及本地中產家庭，定位走中高檔路線。

悦來坊大部份舖位已預先租出，多所著名品牌連鎖店已簽訂租約。購物商場已開始營業，隨着商舖開張，商場訪客流量令人鼓舞。

於回顧年內，酒店業務的營業額比對去年同期上升20%至港幣3.31億元，主要由於悅來酒店及其他餐飲業務表現強勁。除利息及稅項前溢利由去年同期港幣4,000萬元上升48%至港幣5,900萬元。





酒店及餐飲



悅來酒店內的咖啡廳

酒店業務除利息及稅項前溢利(港幣百萬元)



60
45
30
15
59
40*
37
48
6*
6
2003
2004
2005
悅來酒店
其他

悅來酒店平均入住率(%)



80
60
40
20
65%
80%
85%
2003
2004
2005

*[illegible]大酒店之合作經營權屆滿，集團來自其於財政年度二零零三年港幣1,300萬元及二零零四年港幣3,600萬元之[illegible]

荃灣悅來酒店

受惠於旅客業復蘇及香港經濟增長，悅來酒店於回顧年內之表現良好。總收益比對上年同期上升18%至港幣1.75億元。平均房間價格上升19%，而平均房間入住率則由去年80%上升至85%，從飲食及餐飲業務帶來之收入亦見改善。中國內地及韓國遊客成為酒店的主要客源，隨著若干客房樓層、餐廳及宴會廳翻新工程完畢，其他類型租客如商務住客、長期租客及本地居民亦為酒店帶來穩定客源。

展望未來，酒店可能面對毗鄰新酒店供應之激烈競爭。然而，由於不同地區及長途旅客市場之旅遊需求持續高企，尤其二零零五年九月香港迪士尼樂園開幕後，預期商務及旅遊客戶對酒店住宿之需求仍然強烈。根據最近香港旅遊發展局對訪港旅客的預測，未來訪港旅客仍以中國內地旅客居多。南亞及東南亞市場表現持續復蘇，預計長途及短途旅客市場將會穩步攀升。

酒店將加強市場業務推廣，包括推出不同住宿及餐飲套餐優惠。此外，無間斷的客房及餐廳翻新工程，將穩固我們的市場競爭力。客房翻新工程將會繼續進行，直至所有客房、餐廳及宴會廳完成翻新為止。



荃灣悅來酒店



悅來酒店其中的一間套房

酒樓及宴會服務



R66旋轉餐廳設於合和中心高層



展貿中心展貿廳



悅來酒店咖啡廳

除悅來酒店的的餐飲服務外，集團亦在合和中心經營R66旋轉餐廳、在展貿中心經營悅來軒及豐味閣餐廳及經營食品製造及供應之德國食品有限公司。隨著訪港旅客增多，經濟復蘇，消費意欲改善，加上集團推出一連串創新推廣，酒樓及宴會服務於回顧年內的收益有所改善。

有鑒於現時正面的宏觀環境，預期酒樓及宴會服務將會穩步增長。

項目	座落地點	描述	狀況
香港特別行政區			
港島 灣仔 皇后大道東 196-206號	港島灣仔，面向合和中心	佔地約464平方米，將發展為商用樓宇用途。	圍板及地基工程已於二零零五年八月初動工。
港島 灣仔 皇后大道東 214-224號 及三板街 9-19號	港島灣仔，面向胡忠大廈，合和中心東面	佔地約1,082平方米，將發展為住宅及商用樓宇用途。	整體樓宇設計已獲批准，現正進行圍板及地基工程招標。
Mega Tower 酒店	港島灣仔，鄰近合和中心	佔地約11,500平方米，計劃作發展消閒、購物、餐廳及其他商業設施之酒店，有關批准正在進行中。	正透過有關所須程序以取得城市規劃委員會對項目之批准。
中國廣東省廣州市			
合和新城	廣州花都區，鄰近廣州白雲國際機場	集團佔95%權益，項目佔地約797,000平方米，用作發展住宅、物流及商業發展用途。項目將分期發展。	總體設計發展已獲批准。示範單位已落成。興建57幢聯排別墅和4幢14層高洋房單位，預計於二零零五年底完工。將於二零零五年下半年發售。
澳門特別行政區			
濠景花園	澳門氹仔	與信德及澳門旅遊娛樂合營項目，集團佔50%權益。佔地總積176,000平方米，將分期發展為住宅、商業、酒店及社區設施。	正在興建新一期發展項目名為濠庭都會之5幢684個住宅單位及約800個車位。將於二零零五年下半年推出預售。



物業發展

花都合和新城內的高層洋房



於財政年度內，物業發展業務之除利息及稅項前溢利增加至港幣6,000萬元，較去年同期港幣400萬元大幅增長，主要由於出售澳門氹仔濠景花園之第四期物業權益。

廣州花都區合和新城

集團佔95%權益的合和新城，為一位於廣州花都區的大型發展項目，地盤面積約797,000平方米，計劃分多期發展，包括住宅、商業及物流發展。



合和新城的模型外觀

項目座落距離於二零零四年八月開幕之廣州白雲國際機場約2公里之策略性位置，預期可吸納新機場帶來之住宅、商業及物流發展需求。且毗鄰廣州花都汽車城及其他商業及建造設施，座立位置方便。




合和新城



合和新城內的聯排別墅連花園

正在興建的首階段發展，包括6幢高層洋房單位及57幢聯排別墅連花園，當中4幢高層洋房單位及聯排別墅，預期將於年底完工。由於花都區物流、汽車、珠寶及皮革行業之國際性企業需求上升，集團預料於二零零五年下半年計劃開售單位必獲良好反應。



聯排別墅內的單位設計





澳門氹仔濠景花園

集團佔50%權益的濠景花園，位於澳門氹仔，為一多期合營物業發展項目，集住宅、商業、社區設施及酒店於一身。

隨着澳門地產市道發展蓬勃，合作公司現正進行新一期發展項目—濠庭都會。濠庭都會首階段第一分期包括5幢高層住宅，樓面面積共約105,000平方米，可提供684個住宅單位及800個車位的興建工程進展良好，可望於二零零六年落成，並於二零零五年下半年開始預售。另外4幢高層住宅亦預期於二零零六年下半年動工。



濠庭都會會所



寬敞的居住環境


濠庭都會
逸濠軒
悅濠軒
樂濠軒
奕濠軒
欣濠軒



設計典雅的書房

於回顧年內，合作公司出售項目第四期（佔地盤面積為5,230平方米）物業發展權予其中一股東，作價港幣2億元。

集團相信澳門為一具增長潛力之市場，發展及出售此項目將可帶來高利潤回報。

皇后大道東196-206號
皇后大道東214-224號及三板街9-19號



位於灣仔皇后大道東196-206號而面對合和中心的發展地盤，佔地面積約464平方米（5,000平方尺），將發展為面積約75,000平方尺之商用樓宇。建築工程已於二零零五年八月展開，預期於二零零七年完工。

位於胡忠大廈對面及合和中心東面之灣仔皇后大道東214-224號及三板街9-19號的發展地盤，佔地面積約1,082平方米（11,600平方尺），將發展為面積約95,000平方尺之住宅及商用樓宇。建築工程可望於二零零五年下半年展開，預期於二零零七年完工。

灣仔Mega Tower酒店



Mega Tower酒店是集團於香港最近期之酒店發展項目。建議中擁有2,000房間的酒店，位於合和中心鄰近以西，擬配備購物、餐廳、商業會議設施及鄰近社區露天場所。集團已於二零零五年五月就城市規劃委員會否決現有申請計劃提出上訴。城市規劃委員會正安排聆訊日期。集團現正探討其他方案，務求將項目實現。

於回顧年內，從基建業務所得的除利息及税項前溢利，比對去年同期的港幣7.99億元，增加21%至港幣9.68億元，主要由於集團附屬上市公司合和公路基建有限公司（「合和公路基建」）投資的三條收費公路項目 — 廣州 — 深圳高速公路（「廣深高速公路」）、廣州東南西環高速公路（「東南西環高速公路」）及珠江三角洲西岸幹道第I期（「西綫I期」）之車流量及路費收入增長所帶動。西綫I期首年全年營運已錄得利潤，為一條表現出色之營運收費公路。



合和公路基建

本集團繼續持有約75%之合和公路基建專注開發、推動、發展、投資及營運高速公路及橋樑項目。透過合營企業的模式，合和公路基建在珠江三角洲地區（「珠三角」）投資了三個高速公路項目，分別為廣深高速公路、東南西環高速公路及西綫I期。三條高速公路總長度約180公里，貫通深圳、東莞、廣州及佛山等華南地區經濟最活躍及發達的大城市。截至二零零五年六月三十日止的財政年度，廣深高速公路、東南西環高速公路及西綫I期的車流量及路費收入均錄得強勁增長。比對上一個財政年度，三條高速公路的平均每日車流量增長25%，而總路費收入則增長22%至人民幣35億元。

新機場及港口相繼落成，更緊密經貿關係安排的實施及泛珠三角經濟圈的成立，是推動珠三角經濟增長的主要有利因素。珠三角之國民生產總值及私人擁有汽車量之增長，為區內帶來額外車流量及帶動區內交通愈趨頻繁。合和公路基建策略性持有位於珠三角核心地區高速公路網的三條主要高速公路，以及具



備擴闊現有高速公路及投資新高速公路的優勢，對其未來的投資及發展早已奠下穩固基礎。

於二零零四年十二月，三條高速公路接入了廣東省政府推動的高速公路聯網收費系統。自此，該等高速公路可以接受粵通IC卡的電子收費及電子不停車自動收費，這些功能為駕駛者提供了更加便捷的收費服務，因此提高了收費效率。由二零零五年六月一日起，為響應國家支持貨運業發展，鼓勵重型貨車在使用高速公路時不超載，廣東省政府下調了廣東省內高速公路五類車的收費系數。因此，廣深高速公路及東南西環高速公路的五類車收費系數由5調整為4.5，西綫I期則由4調整為3.5。同日，國家有關部門將全國高速公路的路費收入之營業稅率由5%調低至3%。合和公路基建預計上述兩項調整不會對合和公路基建帶來任何重大的影響。

廣州 — 深圳高速公路(「廣深高速公路」)



項目摘要－廣深高速公路	
位置	中國廣東省廣州市至深圳市
長度	122.8公里
車道	雙向三車道
級別	高速公路
合作營運期	一九九七年七月至二零二七年六月
分潤比例	1至10年：50%　11至20年：48%　21至30年：45%


全年路費收入
(人民幣百萬元)
3,000
2,250
1,500
750
2,109
2,526
2,969
2003
2004
2005


平均每日車流量
(架次)
200,000
150,000
100,000
50,000
155,394
188,768
229,191
2003
2004
2005


平均每日路費收入
(人民幣千元)
8,000
6,000
4,000
2,000
5,779
6,901
8,134
2003
2004
2005

廣深高速公路是現時唯一直接把廣州、東莞、深圳及香港連接的高速公路，全長122.8公里，全封閉、全照明及雙向三車道設計，沿線設置十八個收費站。

廣深高速公路亦是珠三角高速公路網的主要幹線，其緊密地連接了主要城市、機場、港口及高速公路包括機荷高速公路、虎門大橋、廣州北二環高速公路及廣州環城高速公路，並進一步連接將建成的深圳之南坪高速公路、東莞的常虎高速公路及廣州東二環高速公路。自一九九四年通車以來，廣深高速公路的車流量及路費收入均持續錄得強勁增長。

過去一個財政年度，平均每日車流量達229,000架次，較上年度增長21%；總路費收入達人民幣30億元，較上年度增長18%。常虎高速公路及南坪高速公路在未來一年內開通，廣深高速公路的車流量將進一步增長。

合營企業以不斷提升廣深高速公路服務水平及改善沿線的配套設施為其主要目標。年內，合營企業與地方政府攜手改造了長安互通立交及蘿崗互通立交，以完善與地方道路的連接；亦擴建了與機荷高速公路連接的收費站，提高了站場通行能力。鑑於珠三角經濟將進一步發展，合和公路基建與合營企業一直研究將廣深高速公路的規模由現時六線擴寬至十線之可行性。

受惠於廣東省經濟的持續增長，特別是珠三角，加上汽車擁有量不斷增加，合和公路基建相信，廣深高速公路的車流量及路費收入將可以保持穩定增長。

廣州東南西環高速公路(「東南西環高速公路」)



項目摘要－東南西環高速公路	
位置	中國廣東省廣州市
長度	38公里
車道	雙向三車道
級別	高速公路
合作經營期	二零零二年一月至二零三一年十二月
淨現金流分配比例	1至10年：45%　11至20年：37.5%　21至30年：32.5%


全年路費收入
(人民幣百萬元)
400
300
200
100
215
274
356
2003
2004
2005


平均每日車流量
60,000
45,000
30,000
15,000
38,930
47,516
62,600
2003
2004
2005


平均每日路費收入
1,000
750
500
250
590
748
975
2003
2004
2005

東南西環高速公路是一條全長38公里雙向三車道的全封閉高速公路，全線設有十二個收費站。東南西環高速公路是珠三角及廣州市高速公路網中的主要幹線，與廣深高速公路、廣州北環高速公路、廣佛高速公路、南沙港快速路，西綫I期連接，並與廣州市內各重要幹道緊密相連，形成一條圍繞廣州市中心區的環形交通動脈。

於回顧期內，東南西環高速公路的車流量及路費收入均維持高增長，平均每日車流量達63,000架次及全年路費收入達人民幣3.56億元，分別較去年增長32%及30%。

繼西綫I期於二零零四年四月通車後，廣州新機場於二零零四年八月正式啟用，而與東南西環高速公路相接的南沙港快速路亦已於二零零四年十二月建成通車，為東南西環高速公路車流量帶來進一步增長。

合和公路基建相信，廣州市的經濟發展將繼續處於廣東省內領先地位，加上南沙港快速路及西綫I期已建成通車，及多條與東南西環高速公路相連接的快速路將相繼建成，東南西環高速公路在廣州市高速公路網內的樞紐效應將進一步發揮，促進其持續增長。

珠江三角洲西岸幹道第I期（「西綫I期」）



項目摘要－西綫I期	
位置	中國廣東省廣州市至順德區
長度	14.7公里
車道	雙向三車道
級別	高速公路
合作營運期	二零零三年九月至二零三三年九月
分潤比例	50%


全年路費收入
(人民幣百萬元)
100
75
50
25
10
100
2004*
2005


平均每日車流量
(架次)
20,000
15,000
10,000
5,000
11,459
18,204
2004
2005


平均每日路費收入
(人民幣千元)
300
225
150
75
166
273
2004
2005

** 於二零零四年四月三十日開始營運，只代表兩個月的業績。*

西綫I期是一條全長14.7公里雙向三車道的封閉式高速公路，北連廣州的東南西環高速公路，南接順德的105國道及碧桂公路。其首年全年營運已錄得利潤，為一條表現出色之營運收費公路。

受惠於廣州及佛山地區的經濟快速增長，西綫I期自二零零四年四月三十日建成通車後，車流量及路費收入持續錄得強勁增長。回顧年內，平均每日車流量增長59%達18,000架次；平均每日路費收入增長64%達人民幣273,000元。全年路費收入達人民幣1億元。

目前，西綫I期是唯一的一條連接廣州市與佛山市順德區的高速公路，將兩地的行車時間由40分鐘大大縮減至10分鐘。合和公路基建相信，此有利因素將繼續鞏固西綫I期作為廣州與順德之間的重要幹道地位。

珠江三角洲西岸幹道第II期及第III期（「西綫II期及西綫III期」）



廣州
南海
第I期
順德
第II期
中山
第III期
珠海

項目摘要－西綫II期	
位置	中國廣東省順德至中山市
長度	約46公里
車道	雙向三車道
級別	高速公路
合作營運期	新營業執照發出後起計三十年（建議）；待中國有關部門批准
分潤比例	50%（建議）

項目摘要－西綫III期	
位置	中國廣東省中山市至珠海市
長度	路綫未定
車道	雙向三車道
級別	高速公路
合作營運期	待中國有關部門批准
分潤比例	50%（建議）

珠江三角洲西岸幹道分三期建設。西綫I期已於二零零四年四月三十日建成通車，於二零零四年七月，合和公路基建與西綫I期中方合作夥伴簽訂了有條件的修訂協議以覆蓋西綫II期，目前正待有關部門批准。西綫II期全長約46公里，由順德連接西綫I期並向南伸延至中山，目前各項前期工作正積極進行中，預計二零零五年底可開始建設，惟仍須待有關當局的最後審批。此外，與中方合作夥伴就西綫III期合作條件的商議已接近落實。當珠江三角洲西岸幹道全線建成後，將成為一條貫通廣州與南海、順德、中山及珠海等珠三角西岸的重要城市的高速公路。合和公路基建相信本項目將成為珠三角西岸的策略性幹道。

港珠澳大橋



根據傳媒報導，港珠澳大橋項目的可行性研究，已於二零零四年底完成。經三地政府及專家論證後，推薦的大橋走線及橋位方案為：東岸落腳點大嶼山散石灣及西岸落腳點拱北／明珠。項目詳情及投標辦法尚待政府公佈。合和公路基建相信，當項目開展時，其將處於有利位置，並可擔當一個重要的角色。

其他項目

順德公路及順德105國道

集團出售順德公路及順德105國道項目之權益已於回顧年內生效。

出售順德公路項目之部份價款港幣5.83億元已收取。出售之溢利港幣3.13億元(大部份為取回過往年度之虧損)已反映於回顧年內之業績。餘下未收取價款約港幣2.4億元並無抵押，將由二零零五年十二月起分三期每年一期相同金額收取，此數額將於收取時確認為盈利。

於回顧年內，出售順德105國道項目作價港幣4.38億元已於回顧年內全部收取，出售之溢利約港幣1.83億元已反映於本末期業績內。

印尼Tanjung Jati B電廠(「TJB」)項目

出售TJB項目為集團於回顧年內賺取港幣4.49億元之溢利(二零零四年：港幣5.80億元)。直至二零零五年六月三十日止，出售TJB項目已為集團帶來淨現金盈餘港幣14.97億元。

呂宋收費公路項目

集團以作價港幣690萬元出售位於菲律賓呂宋收費公路之權益已於二零零五年四月完成，出售溢利港幣650萬元已反映於此回顧年內之業績。

曼谷高架路及鐵路系統(「BERTS」)

集團於財政年度內繼續就BERTS項目尋求解決方案。

其他

僱員及酬金政策

於二零零五年六月三十日，集團約有1,110名僱員。集團繼續參考市場趨勢及僱員個別表現釐定具競爭力的僱員酬金，並提供多項福利包括醫療和個人意外保險。集團會根據個別僱員工作表現及集團之業務情況，向僱員授出董事會報告書內所載之優先認股權計劃下之認股權及酌情發放花紅。此外，集團持續舉辦在職培訓，目的為促進僱員的生產力。


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HOPEWELL GROUP ANNUAL

集團周年晚會



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與股東及投資者的關係

集團繼續致力透過開放和及時的溝通，以促進與股東及投資者良好及長遠的關係。股東及投資者可於股東週年大會及每次中期及全年業績公布後所舉行的新聞發報會及分析座談會上，發表意見及與董事交流意見。集團亦積極參與多個路演推介及投資者座談會，並安排與財務分析員、基金經理及潛在投資者到訪公司及舉行電話會議，藉以溝通及闡釋公司策略。公司網站www.hopewellholdings.com為股東及投資者提供集團廣泛資料，包括公司公告、中期及全年業績報告及業務概覽，網站並相聯至集團上市附屬公司—合和公路基建的網站www.hopewellhighway.com。 我們亦歡迎股東及投資者透過電郵ir@hopewellholdings.com 與投資關係組聯絡，提供意見及建議。


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HOPEWELL HOLDINGS LIMITED

社區關係


OPEWELL HOLDINGS LIMITED
Leif Ove An
and the Norwegian Chamb

香港藝術節的音樂會



獲特許公認會計師公會的獎項

年內，集團繼續支持一系列的社區活動，旨在幫助香港、中國內地及境外其他地區有需要人士。支持方式包括捐助以支持中國內地發展扶貧、捐助香港酒店業協會及香港紅十字會南亞賑災金、捐贈玩具予傷殘兒童、捐贈食物予有需要人士、為邊緣青年和世界自然(香港)基金會慈善機構籌款、百萬行及扶老探訪服務等。為培育青少年發展，集團為青少年舉辦就業講座、面試技能工作坊及在職訓練計劃。集團亦贊助香港藝術節之挪威管弦樂團表演及特許公認會計師公會舉辦之第六屆專上學生比賽。年內，公司獲特許公認會計師公會授予「白金認可僱主」資格。


HH
HOPEWELL HOLDINGS LIMITED
合和實業有限公司

員工踴躍參與百萬行

財務回顧

集團業績

概覽

截至二零零五年六月三十日止年度，集團各業務之營業額及其除利息及稅項前溢利之分析如下：

	營業額		除利息及稅項前溢利	
港幣百萬元	*2004*	***2005***	*2004*	***2005***
基建項目投資	50	**52**	799	**968**
物業租賃、代理及管理	291	**290**	173	**171**
酒店、酒樓及餐飲(附註一)	276	**331**	40	**59**
物業發展	36	**5**	4	**60**
其他(附註一)	-	**-**	58	**(19)**
	653	**678**	1,074	**1,239**

	業績	
港幣百萬元	*2004*	***2005***
除利息及稅項前溢利(附註二)	1,074	**1,239**
特殊項目	975	**951**
財務成本(附註三)	(233)	**(92)**
稅項	(51)	**(99)**
少數股東權益	(311)	**(337)**
淨溢利	1,454	**1,662**

附註：

(一) 隨著集團於中國大酒店之合作經營權於二零零四年六月九日屆滿，二零零四年財政年度來自中國大酒店港幣3,600萬元之貢獻現包括於其他業務之內。

(二) 除利息及稅項前溢利乃指(i)未計入出售發電廠項目之盈利及未扣除物業與投資之淨虧損之經營業務溢利港幣9,700萬元(二零零四年：港幣1.35億元)及(ii)應佔共同控制個體及聯營公司之溢利合共港幣11.42億元(二零零四年：港幣9.39億元)之總和。

(三) 包括票據之利息支出及相關財務成本合共港幣1,900萬元(二零零四年：港幣1.51億元)。

營業額

截至二零零五年六月三十日止年度，集團之營業額為港幣6.78億元，主要由於酒店收入增長所致。比對去年同期有港幣6.53億元。

集團應佔三條高速公路，包括廣州－深圳高速公路、廣州東南西環高速公路及珠江三角洲西岸幹道第一期之路費收入為港幣15.14億元，較去年同期增長22%。但由於採納權益會計法，集團於中國之合作公司(「中國合作公司」)營業額之應佔部份並未包括在集團之營業額內。

除利息及稅項前溢利

集團從經常性業務所得之除利息及稅項前溢利，由港幣10.74億元上升至港幣12.39億元，較去年同期增加15%，主要由於公路之車流量及路費收入的增加，並按權益會計法反映在集團應佔中國合作公司溢利之內。於回顧年內，物業發展業務之除利息及稅項前溢利亦錄得顯著的增長。

股東應佔溢利

集團之股東應佔淨溢利躍升至港幣16.62億元，較去年同期之港幣14.54億元，增長14%。增長主要是由於 (i) 公路基建項目錄得令人鼓舞之業績達港幣9.68億元，物業發展業務錄得達港幣6,000萬元及 (ii) 債務水平大幅下降令財務成本由去年之港幣2.33億元減少至港幣9,200萬元。

資金流動性及財務資源

集團之財務狀況持續穩健。於二零零五年六月三十日，集團淨現金水平 (包括合和公路基建之現金及流動票據) 增至港幣33.29億元 (二零零四年六月三十日：港幣17.63億元)。集團可動用而未提用銀行貸款及項目貸款，連同現有存款、現金及流動票據，總數約達港幣88.97億元 (二零零四年六月三十日：港幣64.76億元)。利息支出覆蓋比率增加至17.5倍 (二零零四年六月三十日止年度：5.3倍)。於二零零四年八月，集團以百分之百本金基準悉數贖回已到期之無抵押定息率$9^7/_8$厘之美金1.94億元票據，但由於償還款項來自二零零二年二月起已撥備之現金，所以集團現金水平不受影響。

於二零零五年八月，集團旗下之上市附屬公司 — 合和公路基建籌組五年期為數港幣36億元無抵押銀團循環及定期貸款，已獲多間商業銀行承諾全數包銷，並現正進行銀團籌組。令上述貸款連同集團之存款、現金、流動票據及現有銀行貸款，總數共達港幣125億元，為集團提供足夠的財務資源以應付經常性業務及投資活動上資金的需求。

庫務政策

集團集中管理所有財務及庫務活動，以有效地管理財務風險(包括利率及外幣兌換率風險)及取得具成本效益的資金。集團在管理利率風險時，以減低整體淨利息支出為目標，當遇著有更好定價機會時，將會轉換新銀行貸款。由於嚴格使用財務工具及有效管理集團之借貸利率及外幣兌換率風險，年內集團並無進行衍生投機交易。

集團所有借貸皆為浮息及大部份以港幣為單位。為減低外幣兌換率浮動風險，集團借貸亦以當地貨幣為單位以配合付款貨幣。於二零零五年六月三十日，集團的借貸還款期限載列如下：

結算至六月三十日	*2004*		***2005***	
	港幣百萬元	*%*	***港幣百萬元***	***%***
一年內償還	234	19%	-	-
兩年後、五年內償還	1,000	81%	**55**	**100%**
總數	1,234	100%	**55**	**100%**

集團之資本結構載列如下，主要由股東權益資助：

結算至六月三十日	*2004*	***2005***
港幣百萬元		
股東權益	14,866	**16,310**
總淨債務	淨現金	**淨現金**
總資本	17,574	**16,365**
百分率		
總淨債務對比總資本	不適用	**不適用**
總淨債務對比股東權益	不適用	**不適用**

或然負債

或然負債之資料詳載於財務報告表附註41。

資產抵押

於財政年度內，集團並無抵押其物業。

項目承擔

項目承擔之資料詳載於財務報告表附註39。

重大收購及出售

截至二零零五年六月三十日止年度，公司並無重大收購及出售附屬公司或聯營公司之事項。

董事會報告書

董事會同寅謹將公司及集團截至二零零五年六月三十日止年度之業務報告及經審核之帳目呈覽。

主要業務

公司之主要業務為一投資控股公司，其附屬公司乃活躍從事基建項目投資、物業發展及投資、物業代理及管理、酒店投資及管理、餐館營運及食品經營。

業績

集團截至二零零五年六月三十日止年度之業績載於第59頁之綜合收益表內。

股息

董事會建議派發末期股息每股港幣38仙（二零零四年：港幣30仙），連同已於二零零五年三月三十日派發之中期股息每股港幣12仙（二零零四年：港幣10仙）及特別中期股息每股港幣30仙（二零零四年：港幣30仙），總計每股港幣80仙（二零零四年：港幣70仙），就二零零五年六月三十日止年度，派發之股息合共港幣718,000,000元（二零零四年：港幣622,000,000元）。建議派發之股息已列入財務報告表內。

主要項目及事項

有關集團主要項目之詳情及本年度發生之重要事項，已詳列於第14頁至第37頁之「業務回顧」段內。

股本

本年度公司之股本之變動詳情載列於財務報告表附註32。

股本溢價及儲備金

本年度股本溢價及儲備金之變動詳情載列於財務報告表附註33。

捐款

本年度集團之慈善及其他捐款合共港幣10,386,000元（二零零四年：港幣4,495,000）。

固定資產

本年度投資物業及物業、機械及設備之變動分別載列於財務報告表附註19及20。有關集團主要物業及物業權益之詳情載列於第114頁及第115頁。

主要客戶及供應商

年內，集團之首五大客戶佔集團營業額少於30%。首五大供應商佔集團總購貨額少於30%。

董事

截至本報告日，在職董事芳名載於年報內第8頁至第13頁。本年度及直至本報告日止之董事變更載列如下：

李嘉士先生	(於二零零四年九月六日重訂為非執行董事)
藍利益先生	(於二零零四年九月六日獲委任)
莫仲達先生	(於二零零五年八月十五日獲委任)

根據公司之組織章程，郭展禮先生、胡文佳先生、胡爵士夫人郭秀萍太平紳士、陸勵荃女士、韋高廉先生及莫仲達先生於即將召開之股東週年大會上依章告退，惟願膺選連任。

董事簡介

截至本報告日，公司在職董事的簡介載於年報內第8頁至第13頁。

高級行政人員

余大弟博士，45歲，為合資格會計師，於二零零零年十月加入集團出任集團財務總監一職。彼負責集團財務及會計活動，運作評估以及資訊系統。彼持有香港理工大學頒授之工商管理博士學位及英國華威大學頒授之工商管理碩士學位。彼現為香港會計師公會資深會員、英國特許公認會計師公會資深會員、香港特許秘書公會資深會員、英國特許秘書及行政人員公會資深會員及加拿大註冊會計師協會會員。在加入集團前，彼曾於多間知名跨國企業及稅務局擔任有關業務控制、財務與會計、審計及稅務等範疇的工作。

集團各項業務分別直接由執行董事直接管轄，故各執行董事亦被視為集團之高級行政人員。

董事於重要合約之利益

於本年度終結日或年內任何時間，公司或其任何附屬公司概無訂立與公司各董事直接或間接擁有重大利益關係之重要合約。

董事於股份、相關股份及債權證之權益

於二零零五年六月三十日，根據證券及期貨條例第352條須載錄於本公司存置之登記冊內，或根據上市公司董事進行證券交易之標準守則(「標準守則」)而須通知本公司及香港聯合交易所有限公司(「聯交所」)，本公司各名董事及最高行政人員於本公司或本公司任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 本公司[i]

	股份						
董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[ii](受控制公司擁有之權益)	其他權益[iii]	股本衍生工具相關股份[iv](即認股權證)	總權益	佔已發行股本之百分比
胡應湘	71,744,032	21,910,000[v]	111,250,000[vi]	30,680,000	–	235,584,032[ix]	26.24%
何炳章	25,360,000	246,000	2,050,000	–	–	27,656,000	3.08%
郭展禮	1,005,000	–	–	–	–	1,005,000	0.11%
胡文新	27,120,000	–	820,000	–	–	27,940,000	3.11%
李憲武	7,695,322	–	–	–	–	7,695,322	0.86%
嚴文俊	720,000	–	–	–	–	720,000	0.08%
胡文佳	2,645,650	–	–	–	–	2,645,650	0.29%
胡郭秀萍	21,910,000	121,804,032[vii]	61,190,000[viii]	30,680,000	–	235,584,032[ix]	26.24%
陸勵荃	–	1,308,981	–	–	–	1,308,981	0.15%
雷有基	8,537	–	–	–	–	8,537	0.00%
楊鑑賢	250,000	–	–	–	950,000	1,200,000	0.13%
張利民	500,000	–	–	–	500,000	1,000,000	0.11%
何榮春	5,000	–	–	–	495,000	500,000	0.06%
藍利益	90,000	–	–	–	–	90,000	0.01%

附註：

(i) 於本公司之所有股份及股本衍生工具相關股份之權益均為長倉。各名董事或最高行政人員概無持有任何本公司之股份及股本衍生工具相關股份之淡倉。

(ii) 公司權益由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益30,680,000股股份由胡應湘爵士(「胡爵士」)及其妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。

(iv) 此等股本衍生工具相關股份乃在二零零三年優先認購權下，授予董事認股權益以認購本公司股份，進一步之詳情載於標題為「本公司之優先認股權」一段內。

(v) 家屬權益21,910,000 股股份乃胡爵士夫人之權益。

(vi) 公司權益111,250,000 股股份乃由胡應湘爵士持有之權益，此權益包括附註(ix)所列之權益61,190,000 股。

(vii) 家屬權益121,804,032 股股份乃胡爵士夫人之丈夫胡爵士之權益，此數包括胡爵士透過由公司持有之50,060,000 股股份。

(viii) 公司權益61,190,000 股股份由胡爵士及胡爵士夫人各自擁有50% 權益的公司所持有。

(ix) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(B) 相聯法團

(a) 合和公路基建有限公司(「合和公路基建」)

董事	合和公路基建股份	股本衍生工具相關股份[i](即合和公路基建認股權證) 個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[ii](受控制公司擁有之權益)	其他權益[iii]	總權益	佔已發行股本之百分比
胡應湘	300,000[iii]	6,249,403	2,191,000[iii]	11,124,999[iv]	3,068,000[v]	22,933,402[xi]	0.80%
何炳章	2,165,600[vi]	–	–	–	–	2,165,600	0.07%
胡文新	450,000[vii]	4,084,000	–	82,000	–	4,616,000	0.16%
李憲武	–	279,530	–	–	–	279,530	0.01%
嚴文俊	–	10,000	–	–	–	10,000	0.00%
胡郭秀萍	300,000[viii]	2,191,000	11,255,403[ix]	6,118,999[x]	3,068,000[v]	22,933,402[xi]	0.80%
雷有基	–	853	–	–	–	853	0.00%

附註:

(i) 此等合和公路基建認股權證,為其所賦予之權利,可以每股港幣4.18元(可予調整)認購合和公路基建股份,該權利可於二零零三年八月六日起至二零零六年八月五日止三年內行使。

(ii) 此等合和公路基建認股權證由一間公司實益擁有,而根據證券及期貨條例,有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 300,000股合和公路基建股份及2,191,000股合和公路基建認股權證之相關股份等權益,乃胡應湘爵士(「胡爵士」)之妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)之權益。上述權益代表附註(viii)所列之同等數目之股份權益。

(iv) 公司權益11,124,999股合和公路基建認股權證之相關股份由胡爵士持有之權益,此數包括附註(x)所列之公司權益6,118,999股合和公路基建認股權證之相關股份。

(v) 其他權益3,068,000股合和公路基建認股權證之相關股份乃由胡爵士及胡爵士夫人共同持有之權益。

(vi) 2,165,600股合和公路基建股份權益乃何炳章先生擁有之權益,其中包括1,936,000股合和公路基建股份為個人權益。24,600股合和公路基建股份為家屬權益及20,500股合和公路基建股份為公司權益。

(vii) 450,000股合和公路基建股份權益乃胡文新先生個人實益擁有之權益。

(viii) 300,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益,並代表附註(iii)所列之同等數目之股份權益。

(ix) 家屬權益11,255,403股合和公路基建認股權證之相關股份乃胡爵士夫人之丈夫胡爵士之權益。此權益包括由胡爵士透過公司持有之5,006,000股合和公路基建認股權證之相關股份。

(x) 公司權益6,118,999股合和公路基建認股權證之相關股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(xi) 根據證券及期貨條例,胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(b) 合信保險及再保險有限公司(「合信保險」)

何炳章先生及其聯繫人透過其持有100%權益的香港保險代理有限公司實益擁有合信保險之600,000股普通股,佔其已發行股本之50%。

所有上述於相聯法團持有之股份及股本衍生工具相關股份之權益均為長倉。

除上述所披露外,於二零零五年六月三十日,本公司各董事或最高行政人員概無持有本公司相聯公司之任何其他股份、相關股份及債權證之權益或淡倉,而須根據證券及期貨條例第352條記載於本公司存置之登記冊內者,或須根據標準守則規定通知本公司及聯交所。

本公司之優先認股權

本公司股東批准終止(即不可再授出認股權)一九九四年優先認股權計劃，並採納一新優先認股權計劃(「二零零三年優先認股權計劃」)，兩者生效日期為二零零三年十一月一日。

(A) 一九九四年優先認股權計劃

(1) 一九九四年優先認股權計劃於二零零三年十一月一日經已終止，公司再不能就一九九四年優先認股權計劃授出任何認股權。於本年度內，就一九九四年優先認股權計劃被終止前所授出並受此計劃條款所約束的認股權證，合共14,200,000股，全數已被行使。一九九四年優先認股權計劃之主要條款摘要載列於以下(2)段。截至二零零五年六月三十日，再無就一九九四年優先認股權計劃下授出而未被行使的認股權證。

(2) 一九九四年優先認股權計劃目的為長遠地令股東於本公司之利益得以保留及增長，亦可使本公司吸納及挽留具有經驗及才能之董事及僱員，激勵彼等為未來爭取更佳業績。

根據一九九四年優先認股權計劃及上市規則，可予授出之認股權(連同因認股權獲行使所發行之股份及因任何尚未行使之認股權所產生之股份)所涉及之股份數目，最多為本公司於採納一九九四年優先認股權計劃當日已發行股本之10%。一九九四年優先認股權計劃項下之每位參與者之最高配額在任何十二個月內不得超過本公司已發行股本之1%。

認股權可予行使之期限將由本公司董事會全權釐定，惟認股權必須於授出日期(即接納認股權之日)最少六個月後及於授出日期起計十年內行使。認股權須於授予認股權日期28天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。任何特定認股權之行使價為本公司董事會於授出有關認股權時可酌情釐定之價格，並須於授予認股權之函件中說明，惟行使價不得少於(a)股份於授予認股權

日期（必須為營業日）的收市價（以聯交所日報表所載為準）；(b)股份於緊接授予認股權日期前五個營業日的平均收市價（收市價同樣以聯交所日報表所載者為準）；及(c)本公司每股股份之面值（以最高者為準）。

(3) 截至二零零五年六月三十日，一九九四年優先認股權計劃之優先認股權變動詳情如下：

	授出日期	行使價（港幣）	於二零零四年七月一日尚未行使之認股權數目	於年內授出認股權數目	於年內行使認股權數目	於年內註銷／屆滿認股權數目	於二零零五年六月三十日尚未行使之認股權數目	行使期	於年內緊接認股股權授出日期之前的收市價（港幣）
董事									
胡應湘	09/09/2003	9.55	8,000,000	–	8,000,000	–	–	09/03/2004 – 09/09/2008	N/A
郭展禮	28/03/2002	6.15	1,000,000	–	1,000,000	–	–	28/09/2002 – 27/09/2005	N/A
胡文新	03/04/2002	6.15	2,400,000	–	2,400,000	–	–	03/10/2002 – 02/10/2005	N/A
嚴文俊	01/04/2002	6.15	1,000,000	–	1,000,000	–	–	1/10/2002 – 30/09/2005	N/A
集團僱員	02/04/2002	6.15	1,800,000	–	1,800,000	–	–	2/10/2002 – 01/10/2005	N/A
合共			**14,200,000**	–	**14,200,000**	–	–		

年內，緊接胡應湘爵士、郭展禮先生、胡文新先生、嚴文俊先生及集團僱員在行使認股權日期之前的股份加權平均收市價分別為港幣16.55元、16.10元、16.76元、16.74元及16.74元。

於二零零三年九月九日授出之認股權可於認股權授出日後之六個月至四年半內行使。

除於二零零三年九月九日授出之認股權外，所有認股權可根據下列方法行使：

可行使認股權包括已行使部分之最大比例	*行使期*
三分之一	由認股權授出後之六個月至認股權授出日後之十八個月內
三分之二	由認股權授出後之十八個月至認股權授出日後之三十個月內
三分之三	由認股權授出後之三十個月至認股權授出日後之四十二個月內

(B) 二零零三年優先認股權計劃

(1) 二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿，然而，當時任何尚未行使之認股權將繼續有效。二零零三年優先認股權計劃之主要條款摘要載列於以下(2)段。

(2) 二零零三年優先認股權計劃旨在以一個靈活之方式，讓公司向任何合資格人士(包括本公司之主要股東、董事或僱員或集團各成員公司之顧問、專業人士及其他諮詢人)提供鼓勵、獎勵、酬金、補償及／或提供利益及就董事會可不時批准之該等其他目的。

根據二零零三年優先認股權計劃，可予授出之認股權(連同因認股權獲行使所發行之股份及因任何尚未行使之認股權所產生之股份)所涉及之股份數目，除獲取股東之重新批准外，最多為公司於採納二零零三年優先認股權計劃之日已發行股本之10%。二零零三年優先認股權計劃項下之每位參與者之最高配額在任何十二個月內不得超過本公司已發行股本之1%。於本報告日，根據二零零三年優先認股權計劃下可予發行的股份總數合共85,048,212股(佔本公司已發行股本之9.47%)。

認股權可予行使之期限將由公司董事會全權釐定，惟認股權必須於授出日期起計十年內行使。除經公司董事會釐定及在授出認股權時發出之授予函內訂明外，在行使認股權前，毋須持有認股權最短時限。認股權須於授予認股權日期14天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。任何特定認股權之行使價為公司董事會於授出有關認股權時可酌情釐定之價格，並須於授予認股權之函件中說明，惟行使價不得少於(a)股份於授予認股權日期(必須為營業日)的收市價(以聯交所日報表所載為準)；(b)股份於緊接授予認股權日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載者為準)；及(c)公司每股股份之面值(以最高者為準)。

所有授出之認股權證可在授出日後行使。

(3) 二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿。截至二零零五年六月三十日止年度內，公司之優先認股權變動詳情如下：

董事	授出日期	行使價(港幣)	於二零零四年七月一日尚未行使之認股權數目	於年內授出認股權數目	於年內行使認股權數目	於年內註銷／屆滿認股權數目	於二零零五年六月三十日尚未行使之認股權數目	行使期	於年內緊接認股權授出日期之前的收市價(港幣)
楊鑑賢	08/09/2004	17.10	–	1,200,000	250,000	–	950,000	08/09/2004 – 07/09/2007	17.00
張利民	08/09/2004	17.10	–	1,000,000	500,000	–	500,000	08/09/2004 – 07/09/2007	17.00
何榮春	08/09/2004	17.10	–	500,000	5,000	–	495,000	08/09/2004 – 07/09/2007	17.00
合共			–	**2,700,000**	**755,000**	–	**1,945,000**		

年內，緊接楊鑑賢先生、張利民先生、及何榮春先生行使認股權日期之前的股份加權平均收市價分別為港幣18.61元、19.00元及18.80元。

按柏力克—舒爾斯期權定價模式計算，於年內授出每股行使價港幣17.1元之優先認股權在授出日期當日之公平價值估計為港幣3.5元。有關價值乃經參考三年期外匯基金債券之年息率2.55%及公司之收市股價之一年估計歷史波動比率35.9%計算，並假設認股權之預計年期為3年及認股權年期內每年股息均維持於上年度常規股息每股港幣40仙之水平。

柏力克—舒爾斯期權定價模式乃用於估計並無授予限制及可全數轉讓之可買賣認股權之公平價值。此外，該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於年內所授出認股權之特點與公開買賣之期權之特點重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，柏力克—舒爾斯期權定價模式未必能夠可靠地計算認股權之公平價值。

合和公路基建之優先認股權

(a) 合和公路基建之優先認股權計劃(「合和基建認股權計劃」)由當時合和公路基建之唯一股東於二零零三年七月十六日以書面決議案批准，及經由公司股東於二零零三年七月十六日舉行之股東特別大會上批准。合和基建認股權計劃將於二零一三年七月十五日屆滿。合和基建認股權計劃之主要條款摘要載列於以下(b)段。

(b) 認股權計劃旨在以一個靈活之方式，讓合和公路基建鼓勵、獎勵、酬金、補償及／或提供利益予(i)合和公路基建集團各成員公司之任何執行或非執行董事(包括獨立非執行董事)或任何僱員；(ii)由合和公路基建集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)合和公路基建集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)合和公路基建任何最高行政人員或主要股東；(v)合和公路基建董事、最高行政人員或主要股東之任何聯繫人；及(vi)合和公路基建主要股東之任何僱員或就合和公路基建董事會不時批准之該等其他目的。

在認股權計劃下，除獲取股東之重新批准外，合和公路基建行使根據認股權計劃及任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，合共不得超過緊隨首次招股完成後之已發行股份總數10%。在認股權計劃下，任何一名參與者之最高配額於任何十二個月期間內不得超過合和公路基建已發行股本總數之1%。於本報告日，根據認股權計劃可予發行的股份總數合共283,200,000股(佔合和公路基建已發行股本之9.8%)。

認股權可予行使之期限將由合和公路基建董事會全權釐定，惟認股權必須於授出日期起計十年內行使。除經公司董事會釐定及在授出認股權時發出之授予函內訂明外，在行使認股權前，毋須持有認股權最短時限。認股權須於授予認股權日期28天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。

任何特定認股權之行使價為合和公路基建董事會於授出有關認股權時可酌情釐定之價格，並須通知參與者，惟行使價不得少於(a)股份於承接人接納建議日期(或倘該日期並非一營業日，則為下一個營業日(「授出日期」))的收市價(以聯交所日報表所載為準)；(b)股份於緊接授出日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載為準)；及(c)合和公路基建每股股份之面值(以最高者為準)。

(c) 截至二零零五年六月三十日止年度內，合和公路基建優先認股權變動詳情如下：

	授出日期	*行使價(港幣)*	*於二零零四年七月一日尚未行使之認股權數目*	*於年內授出認股權數目*	*於年內行使認股權數目*	*於年內註銷／屆滿認股權數目*	*於二零零五年六月三十日尚未行使之認股權數目*	*行使期*	*於年內緊接認股權授出日期之前的收市價(港幣)*
合和公路基建之董事									
梁國基	08/09/2004	4.875	–	2,000,000	–	–	2,000,000	08/09/2004 – 07/09/2007	4.875
葉思明(註)	13/09/2004	4.880	–	2,000,000	2,000,000	–	–	13/09/2004 – 12/09/2007	4.850
合和公路基建之僱員	08/09/2004	4.875	–	800,000	400,000	–	400,000	08/09/2004 – 07/09/2007	4.875
合共			–	**4,800,000**	**2,400,000**	–	**2,400,000**		

註：葉思明先生已於二零零五年一月五日辭退合和公路基建董事一職。

所有授出之認股權證可在授出日後行使。

年內，緊接葉思明先生及合和公路基建僱員行使認股權日期之前的股份加權平均收市價分別為港幣5.02元及6.00元。

按柏力克—舒爾斯期權定價模式計算，於年內授出兩批行使價分別為每股港幣4.875元及每股港幣4.88元之優先認股權在授出日期當日之公平價值分別估計為港幣0.27元及0.28元。有關價值乃經參考3年期外匯基金債券之年息率2.325%及合和公路基建之收市股價之估計歷史波動比率1.47%計算，並假設認股權之預計年期為3年及認股權年期內每年股息均維持於上年度股息每股港幣22.5仙之水平。

柏力克—舒爾斯期權定價模式乃用於估計並無授予限制及可全數轉讓之可買賣認股權之公平價值。此外,該期權價格公式需要加入極具主觀性之假設,當中包括預計之股價波幅。由於年內所授出認股權之特點與公開買賣之期權之特點重大差異,而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響,柏力克—舒爾斯期權定價模式未必能夠可靠地計算認股權之公平價值。

普通股份數目

截至二零零五年六月三十日,未行使認股權股份為1,945,000股,若獲全數行使,普通股份數目將會由897,970,121股增至899,915,121股。

收購股份或債券之安排

除於上文「本公司之優先認股權」及「合和公路基建之優先認股權」段所披露者外,本公司或其任何附屬公司於截止二零零五年六月三十日止年度內概無參與任何安排,使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外,各董事、其配偶及其18歲以下之子女並無權利認購本公司之證券及行使此權利。

董事薪酬

董事酬金乃由股東於週年大會上釐定,其他董事報酬乃由董事會根據市場慣常做法、公司薪酬政策、董事於集團之職責及董事對集團之貢獻而釐定。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與公司或其任何附屬公司並無簽訂任何該僱任公司不作出賠償(除法定賠償外)而不可於一年內終止之服務合約。公司之所有獨立非執行董事均有固定任期,惟須依公司之組織章程規定於公司股東週年大會上輪值告退。

退休及公積金計劃

為遵守強制性公積金(「強積金」)計劃條例之規定，集團已成立強積金計劃。集團及僱員須各自就該計劃作出相等於僱員有關入息的5%供款，而有關入息的上限為每月港幣20,000元。集團於年內就強積金計劃所作出之供款共港幣6,486,000元。

管理合約

於本年度終結日或年內任何時間，公司並無簽訂或存在有關管理或經營公司全部或任何主要部份業務之重要合約。

主要股東

除於「董事於股份、相關股份及債權證之權益」段所披露者外，於二零零五年六月三十日，公司無接獲通知超過公司已發行股本5%或以上之任何其他權益並須按證券及期貨條例第336條載錄登記冊內。

購回、出售或贖回證券

於二零零四年八月，公司旗下一附屬公司廣深高速公路(控股)有限公司以百分之百本金基準悉數贖回已到期之無抵押定息率$9^7/_8$厘之美金1.94億元票據。

本年度內，公司亦在聯交所以總代價(包括交易費用)港幣19,912,143元購回1,067,000股股份，該等股份在購回後隨即被註銷。註銷股份面值港幣2,667,500元已撥往資本贖回儲備，其總代價由公司保留溢利所支付。有關購回股份之詳情如下：

購回月份	回購普通股總數	每股最高價港幣	每股最低價港幣	支付總代價(包括交易費用)港幣
2005年1月	717,000	19.10	17.75	13,209,396
2005年2月	250,000	19.60	19.55	4,902,939
2005年3月	100,000	17.95	17.95	1,799,808
	1,067,000			19,912,143

回購股份旨在提高本公司之每股盈利，有利全體股東。

除以上披露外，公司或其任何附屬公司在本年度內並無購回、出售或贖回任何其上市之證券。

最佳應用守則及標準守則

截至二零零五年六月三十日止年度之任何時間內，公司皆遵守當時聯交所上市規則(「上市規則」)附錄14所列之最佳應用守則。最佳應用守則公司已被企業管治常規守則(「管治守則」)取代，該守則適用於公司二零零五年七月一日開始之財政年度，公司已採取措施以符合管治守則之規定。

就董事之證券交易，公司已採納上市規則附錄10所載上市公司董事進行證券交易的標準守則，作為公司董事進行證券交易之守則(「該守則」)。公司向所有董事作出特定查詢後，確認所有董事於回顧年內均已完全遵守該守則所規定的標準。

確認獨立性

公司已收到每位獨立非執行董事根據上市規則第3.13條作出確認其獨立性之年度確認函，並仍然認為有關董事確屬獨立人士。

關連交易

年內，集團與下述根據上市規則界定為關連人士之人士訂立以下交易:

於二零零四年七月十四日，合和公路基建之全資附屬公司 — 合和廣珠高速公路發展有限公司(「合和廣珠」)合和公路基建之全資附屬公司與廣東省公路建設有限公司(「西綫中方夥伴」)簽訂兩份有條件補充修改協議(「補充修改協議」)以透過廣東廣珠西綫高速公路有限公司(「西綫合作公司」)投資、規劃、設計、建設及經營珠江三角洲西岸幹道第II期(「西綫II期」)。補充修改協議修改合和廣珠及西綫中方夥伴於二零零四年一月五日簽訂之合作合同及修改西綫合作公司日期為二零零四年一月五日之合作章程。

補充修改協議主要條款為除珠江三角洲西岸幹道第I期(「西綫I期」)外，擴大合作範圍至包括西綫II期及相關設施，西綫II期之投資總額估計為人民幣49億元。西綫合作公司之註冊資本將增加人民幣17.15億元(由人民幣5.88億元增加至人民幣23.03億元)，新增註冊資本由合和廣珠及西綫中方夥伴各自以現金投入相同份額。

待中國政府有關政府部門批准，西綫II期之合作期限將自西綫合作公司新的營業執照發出當日起計三十年。在合作期限屆滿前六個月內，經西綫合作公司董事會一致決議及有關監管機構的批准，合作期限可作延長。當西綫I期及西綫II期合作期限分別屆滿時，所有固定資產將無償移交給主管交通之政府部門，西綫合作公司將解散，其剩餘之資產將由西綫中方夥伴及合和廣珠在支付所有負債後按相同份額分配。

根據合和公路基建與聯交所訂立之上市協議第46條及本公司於二零零三年八月七日致聯交所之函件，西綫合作公司(即由合和公路基建集團與西綫中方夥伴共同控制以經營收費公路項目之一家中外合營企業)被視為按當時上市規則第14章所界定為合和公路基建及本公司之附屬公司。西綫中方夥伴現擁有西綫合作公司及廣深珠高速公路有限公司(該公司為西綫中方夥伴與合和公路基建一家附屬公司組成之中外合營企業)50%權益，故就上市規則第14A章而言被視為合和公路基建及本公司之關連人士。

該交易之詳情刊載於合和公路基建及本公司於二零零四年七月十四日及二零零四年八月四日之聯合公告內，並載於二零零四年八月二十一日發出之聯合通函內，並已於二零零四年九月六日股東特別大會上獲本公司股東批准。

審計委員會

公司自一九九九年三月成立審計委員會。審計委員會由三名獨立非執行董事組成，包括藍利益先生(主席)、陸勵荃女士及胡文佳先生。其職責包括檢討和監察公司之財務匯報程序及內部監控制度。審計委員會與管理層已共同檢討集團採納之會計準則及主要政策，並討論帳項審核、內部監控及財務匯報等事宜，當中亦包括審閱集團未經審核的中期財務報告表及經審核的全年財務報告表。審計委員會亦已審閱集團截至二零零五年六月三十日止年度經審核全年財務報告表。

公眾持股量

就可提供公司之公開資料及公司董事所知，於本報告日，公司已發行股份有足夠並超過上市規則規定25%之公眾持股量。

上市規則第13章下之披露

於二零零三年合和公路基建在聯交所上市後，在上市規則13.13條、13.16條、13.20條及13.22條的範圍內，合和公路基建集團與中方合作夥伴共同控制之多家經營收費公路及基建項目中外合營企業已被視作為本公司之附屬公司。因此，對該等合營企業墊款及財務資助之資料再毋須按照該等規則另行披露。

核數師

於即將召開之股東週年大會上，本公司將會提呈一決議案續聘德勤•關黃陳方會計師行為本公司核數師。

承董事會命

胡應湘爵士 GBS, KCMG, FICE
主席

香港，二零零五年九月一日

財務報告表

目　錄

核數師報告書

Deloitte.
德勤

致合和實業有限公司各股東
(於香港註冊成立之有限公司)

本核數師行已完成審核刊於第59頁至第113頁按照香港普遍採納之會計原則編製之財務報告表。

董事及核數師各自之責任

香港公司條例規定董事須編製真實與公平之財務報告表。在編製該等財務報告表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報告表作出獨立意見，並按香港公司條例第141條將此意見僅向股東（作為法人）報告，而不作其他用途，本行不對任何其他人仕就本報告內容負責或承擔責任。

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告表時所作出之重大估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報告表是否存有重要錯誤陳述，作合理之確定。在作出意見時，本行亦已衡量該等財務報告表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

意見

本行認為上述之財務報告表均真實與公平地反映　貴公司及　貴集團於二零零五年六月三十日結算時之財務狀況及　貴集團截至該日止年度之溢利及現金流動，並已按照香港公司條例妥善編製。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零五年九月一日

綜合收益表

截至二零零五年六月三十日止年度

	附註	2004 港幣千元	2005 港幣千元
營業額	4	653,337	**678,032**
銷售及服務成本		(341,939)	**(349,040)**
		311,398	**328,992**
其他營運收入	6	138,208	**116,764**
銷售及分銷成本		(21,742)	**(24,338)**
行政費用		(177,139)	**(168,511)**
其他營運費用	7	(115,995)	**(155,651)**
出售一電廠項目之盈利	8	580,415	**449,216**
物業及投資淨虧損	9	(19,442)	**–**
經營業務溢利	10	695,703	**546,472**
出售共同控制個體及一聯營公司權益之盈利	11	–	**502,117**
視作出售附屬公司權益之盈利	12	483,847	**–**
註銷購股權之虧損		(70,000)	**–**
財務成本	13	(233,637)	**(92,182)**
應佔其溢利			
共同控制個體	14	900,133	**1,137,538**
聯營公司		39,372	**3,888**
日常業務除稅前溢利		1,815,418	**2,097,833**
所得稅支出	15	(50,811)	**(98,620)**
未計少數股東權益前溢利		1,764,607	**1,999,213**
少數股東權益		(310,617)	**(336,802)**
本年度淨溢利		1,453,990	**1,662,411**
股息	16	622,534	**718,718**
		港幣	港幣
每股溢利	17		
基本		1.65	**1.86**
攤薄後		1.64	**1.85**

綜合資產負債表

於二零零五年六月三十日

	附註	2004 港幣千元	2005 港幣千元
資產			
非流動資產			
投資物業	19	5,890,800	**6,477,300**
物業、機械及設備	20	552,448	**538,378**
待發展或發展中物業	22	907,691	**1,125,532**
共同控制個體權益	23	8,174,395	**7,725,147**
聯營公司權益	24	19,426	**14,164**
其他投資項目	25	–	**–**
證券投資	26	731,942	**22,114**
長期應收款項	27	146,780	**17,550**
已抵押之存款	41(b)	95,266	**94,263**
		16,518,748	**16,014,448**
流動資產			
存貨	28	8,871	**9,333**
持作出售之物業	29	3,762	**99,332**
證券投資之即期部分	26	1,046,195	**737,591**
貿易及其他應收賬款	30	954,607	**522,057**
按金及預付款項		24,984	**34,655**
貸款予共同控制個體	23	12,878	**10,870**
契約廢止存款	34(a)	1,587,990	**–**
銀行結餘及現金		1,029,933	**2,551,430**
		4,669,220	**3,965,268**
總資產		21,187,968	**19,979,716**

綜合資產負債表（續）

於二零零五年六月三十日

	附註	2004 港幣千元	2005 港幣千元
股東權益及負債			
資本及儲備金			
股本	32	2,210,205	**2,244,925**
股份溢價及儲備金	33	12,655,302	**14,065,446**
		14,865,507	**16,310,371**
少數股東權益		2,418,947	**2,468,602**
非流動負債			
銀行及其他貸款	34	1,000,000	**55,000**
應付聯營公司之款項	36	11,657	**12,038**
保證準備	41(a)	164,059	**164,059**
遞延稅項負債	37	54,657	**64,815**
		1,230,373	**295,912**
流動負債			
貿易及其他應付賬款	31	756,756	**759,622**
租務及其他按金		78,304	**95,258**
稅項負債		130,682	**49,951**
銀行及其他貸款之即期部分	34	1,707,399	**–**
		2,673,141	**904,831**
總負債		3,903,514	**1,200,743**
股東權益及負債總額		21,187,968	**19,979,716**

郭展禮
董事副總經理

胡文新
董事副總經理

公司資產負債表

於二零零五年六月三十日

	附註	2004 港幣千元	2005 港幣千元
資產			
非流動資產			
附屬公司權益	21	12,774,140	**13,424,338**
聯營公司權益	24	401	**401**
證券投資	26	3,000	**3,000**
		12,777,541	**13,427,739**
流動資產			
貿易及其他應收賬款		337	**428**
按金及預付款項		933	**622**
銀行結餘及現金		186,959	**355,414**
		188,229	**356,464**
總資產		12,965,770	**13,784,203**
股東權益及負債			
資本及儲備金			
股本	32	2,210,205	**2,244,925**
股份溢價及儲備金	33	10,543,353	**11,388,780**
		12,753,558	**13,633,705**
非流動負債			
應付附屬公司之款項	35	95,098	**110,225**
應付聯營公司之款項	36	5,278	**12,038**
		100,376	**122,263**
流動負債			
貿易及其他應付賬款		21,542	**21,825**
税項負債		90,294	**6,410**
		111,836	**28,235**
總負債		212,212	**150,498**
股東權益及負債總額		12,965,770	**13,784,203**

郭展禮
董事副總經理

胡文新
董事副總經理

綜合權益變動表

截至二零零五年六月三十日止年度

	總權益
	港幣千元
於二零零三年七月一日	13,653,157
投資物業之重估增值	214,877
伸算附屬公司、共同控制個體及聯營公司財務報告表之匯兑差額	10,266
應佔共同控制個體及聯營公司儲備金	(25,380)
未於綜合收益表中確認之溢利淨額	199,763
本年度淨溢利	1,453,990
已付股息	(511,580)
發行新股	70,177
於二零零四年六月三十日	14,865,507
投資物業之重估增值	298,728
伸算附屬公司、共同控制個體及聯營公司財務報告表之匯兑差額	1,485
應佔共同控制個體及聯營公司儲備金	18,044
未於綜合收益表中確認之溢利淨額	318,257
本年度淨溢利	1,662,411
已付股息	(646,120)
發行新股	127,389
回購股份	(19,912)
出售共同控制個體權益時變現之匯兑換算儲備金	2,839
於二零零五年六月三十日	**16,310,371**

綜合現金流量表

截至二零零五年六月三十日止年度

	2004 港幣千元	2005 港幣千元
經營業務		
經營業務溢利	695,703	**546,472**
調整：		
利息來自		
共同控制個體	(40,297)	**(43,653)**
契約廢止及其他銀行存款、貸款及應收款項	(79,834)	**(82,694)**
持有至到期之債務證券投資	(71,259)	**(65,320)**
購入持有至到期債務證券溢價攤銷	48,087	**40,826**
出售持有至到期之債務證券之虧損	–	**751**
持有至到期之債務證券之匯兌虧損淨額	–	**5,599**
物業、機械及設備折舊	14,544	**15,686**
攤銷共同控制個體之投資成本	102,638	**100,813**
出售一電廠項目之盈利	(580,415)	**(449,216)**
出售其他物業、機械及設備之盈利	(2,270)	**(812)**
物業及投資之虧損淨額	19,442	**–**
營運資金變動前經營現金流動	106,339	**68,452**
存貨之增加	(283)	**(462)**
貿易及其他應收賬款、按金及預付款項之減少	31,868	**19,944**
貿易及其他應付賬款、租務及其他按金之增加	18,704	**40,235**
就合約工程應收客戶之款項之減少	323	**–**
就合約工程應付客戶之款項之減少	(14,423)	**–**
經營活動所產生之現金	142,528	**128,169**
已付稅項		
香港利得稅	(70,138)	**(91,258)**
其他地區稅項	(4,024)	**(6,482)**
經營業務產生之現金淨額	68,366	**30,429**

綜合現金流量表（續）

截至二零零五年六月三十日止年度

	附註	2004 港幣千元	2005 港幣千元
投資業務			
已收利息		89,971	**297,684**
已收股息		489,556	**857,378**
投資物業之增加		(20,523)	**(271,576)**
物業、機械及設備之增加		(41,234)	**(21,598)**
聯營公司權益		(39)	**–**
（償還）來自聯營公司之墊款		(6,129)	**6,934**
於共同控制個體之投資及貸款		(151,780)	**(64,090)**
共同控制個體償還之貸款		187,470	**646,991**
其他投資之減少		18,055	**–**
其他投資項目之償還		413	**–**
購入持有至到期債務證券		(2,091,378)	**(301,120)**
持有至到期債務證券於出售及贖回時所得款項		243,828	**1,277,476**
註銷購股權支付之現金		(70,000)	**–**
待發展或發展中之物業之增加		(94,538)	**(229,094)**
自下列出售之已收淨額			
電廠項目		1,389,028	**672,464**
其他物業、機械及設備		3,105	**864**
聯營公司權益		–	**6,484**
共同控制個體權益		–	**518,376**
支付項目發展費用及承建商按金		(363,089)	**–**
退回電廠項目按金		143,400	**–**
長期應收款項之減少		32,540	**92,079**
契約廢止存款之減少		149,160	**1,587,990**
出售附屬公司	38	7,572	**–**
（用於）來自投資業務之現金淨額		(84,612)	**5,077,242**
融資活動			
已付利息		(166,653)	**(88,061)**
已付貸款安排費用及銀行手續費		(24,055)	**(21,122)**
已付股息予			
股東		(511,580)	**(646,120)**
附屬公司之少數股東		(88,670)	**(181,903)**
分派予少數股東		(231,960)	**(137,828)**
少數股東投入之資本		2,561	**–**
發行股份所得款項淨額來自			
本公司		70,177	**127,389**
一間上市附屬公司		2,889,211	**34,252**
回購股份		–	**(19,912)**
新增銀行及其他貸款		1,100,000	**55,000**
償還銀行及其他貸款		(2,685,115)	**(1,233,555)**
贖回票據		–	**(1,474,201)**
來自（用於）融資活動之現金淨額		353,916	**(3,586,061)**
現金及現金等值物之淨額增加		337,670	**1,521,610**
年初現金及現金等值物		694,604	**1,029,933**
外幣兌換率變動之影響		(2,341)	**(113)**
年末現金及現金等值物，即銀行結存及現金		1,029,933	**2,551,430**

1. 一般資料

本公司為一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。

本集團主要從事基建項目投資、物業發展及投資、物業代理及管理、酒店投資及管理、餐館營運及食品經營業務。

2. 近期頒佈之會計準則之潛在影響

於二零零四年，香港會計師公會頒佈多項新訂或經修訂之香港會計準則及香港財務報告準則(於本文統稱「新香港財務報告準則」)。除香港財務報告準則第3號「業務合併」外，新香港財務報告準則自二零零五年一月一日或之後開始之會計期間生效。本集團於截至二零零五年六月三十日止年度之財務報表並未提早採納此等新香港財務報告準則。香港財務報告準則第3號適用於協議日期為二零零五年一月一日或之後之業務合併，其對本集團截至二零零五年六月三十日止年度之財務報告表並無任何影響。

本集團已開始估算此等新香港財務報告準則之潛在影響，目前已確定採納香港會計準則第16號「物業、廠房及設備」、香港會計準則第17號「租賃」、香港會計準則第28號「於聯營公司之投資」、香港會計準則第31號「於合營企業之權益」、香港會計準則第40號「投資物業」及香港財務報告準則第2號「以股份為基礎之付款」將產生如下影響：

酒店物業

酒店大樓、整體機械及設備將按成本減累積折舊及減值(如有)列賬。酒店所在之相關租賃土地則按成本列賬，並於租期內攤銷。

聯營公司之投資

倘聯營公司編製財務報告表之報告日不同於本集團之報告日，則該等報告日相差不得超逾三個月。兩個日期之間發生之重大交易之影響須於編製本集團財務報告表時就權益會計作出調整。

共同控制個體權益

香港會計準則第31號「於合營企業之權益」允許個體使用權益會計法或按比例綜合賬目方式入賬計入合營企業之權益。

投資物業

本集團之投資物業將繼續按公平值列賬，投資物業公平值之所有變動均於收益表內呈列。

2. 近期頒佈之會計準則之潛在影響（續）

以股份為基礎之付款
以股份為基礎之付款關於授於僱員之認股權仍按授出日之公平值計量。

根據香港財務報告準則第2號所載之過渡性條文，該準則不適用於二零零二年十一月七日或之前授出之認股權。然而，對二零零二年十一月七日之後授出並於二零零五年一月一日或之後歸屬之認股權而言，該等認股權將根據香港財務報告準則第2號追溯入賬。

本集團正評估其他新香港財務報告準則之潛在影響，但現未能釐訂此等新香港財務報告準則對本集團營運業績及財務狀況造成之影響。此等新香港財務報告準則或會影響本集團日後業績及財務狀況之編製及呈列。

3. 主要會計政策

本財務報告表按歷史成本方法而編製，並就投資物業及證券投資價值重估作出修訂。

本財務報告表乃根據香港普遍採納之會計原則而編製。主要會計政策載列如下：

綜合賬目之基準
綜合賬目包括每年截至六月三十日止本公司及其附屬公司之財務報告表。

年內收購或出售之附屬公司、共同控制個體及聯營公司之業績均由收購之有效日期起或計至出售之有效日期止適當地計入綜合收益表內。

所有在本集團內各公司間之重要交易及結餘已在綜合賬目內撇銷。

商譽／負商譽
綜合賬目時產生之商譽／負商譽，指收購代價高於／低於本集團估收購當日附屬公司、共同控制個體或聯營公司之個別資產與負債之公平價值之差額。

因收購而產生之商譽撥充資本，並以直線法按其估計可使用年期攤銷。因收購附屬公司而產生之商譽在資產負債表獨立呈列。因收購共同控制個體或聯營公司而產生之商譽則計入其之賬面值。

因收購而產生之負商譽均列作資產減項呈報，並按照產生有關商譽情況之分析撥入收益。

3. 主要會計政策（續）

商譽／負商譽（續）

倘出現負商譽乃由於在收購之日預計將有虧損或開支，則該負商譽將於有關虧損或開支出現之年度撥入收益。其餘負商譽則按個別所收購而可折舊之資產之平均剩餘可使用年期以直線法計入收益。超過個別所收購非貨幣資產公平價值之負商譽一律即時計入收益。

因收購附屬公司而產生之負商譽列作資產減項在資產負債表中個別呈列。因收購共同控制個體或聯營公司而產生之負商譽則自該共同控制個體或聯營公司之賬面值扣除。

附屬公司

於本公司之資產負債表內，附屬公司之投資乃按成本減任何被確認減值虧損入賬。

共同控制個體

合營企業乃一項合約性安排，根據安排，本集團與其他各方共同經營一項各方共同控制的商業業務，惟參與各方概無任何一方可單獨控制該項業務。任何涉及成立一間企業，各經營者均擁有權益的獨立企業的合營安排乃列為共同控制個體。

綜合收益表包括本年度本集團應佔共同控制個體之收購後業績。於綜合資產負債表內，共同控制個體權益按成本值減攤銷及任何被確認減值，及本集團應佔共同控制個體收購後未分派之儲備。投資於共同控制個體之成本包括已投入之資本，本集團已支出之發展費用，資本化之財務費用，並扣除於項目發展期間按本集團於該共同控制個體所佔權益之基準所延遞之墊款利息收入。

未為共同控制個體承擔之投資成本乃按共同控制個體折舊其項目成本之政策，由該項目之營運日開始於合作期間攤銷。

本集團與其共同控制個體進行交易時，未實現的損益乃按本集團於有關共同控制個體所佔之權益沖銷，惟可證實已轉讓資產耗損之未實現虧損則除外。

聯營公司

綜合收益表包括本集團應佔其聯營公司於收購後按結算日前不多於六個月之財務報告表之業績而計算。綜合資產負債表內之於聯營公司之權益乃按本集團應佔其資產淨值計入。

3. 主要會計政策（續）

聯營公司（續）

本集團與其聯營公司進行交易時，未實現之損益乃按本集團於有關聯營公司所佔之權益沖銷，惟可證實已轉讓資產減值之未實現虧損則除外。

於本公司之資產負債表內，於聯營公司之投資乃按成本值減任何被確認減值虧損入賬。

其他投資項目

就投資運輸基建項目之特許權條款下而產生之發展費用，於其發展期間以成本值扣除任何被確認減值虧損入賬。發展費用包括建築成本、其他有關成本及相關借貸成本。

投資證券

證券投資按照交易日期確認入賬為基準予以確認，並且按初時成本入賬。

於結算日後之報告日期，對於本集團表明有意及有能力持有至到期之債務證券，以攤銷成本減任何經確認減值虧損後列賬以反映其不可收回之款額。任何於購入持有至到期證券時所產生之折讓或溢價，均與其他投資收益一併按照投資年期攤銷，致使於每一期間確認之收入可確保一固定投資收益率。

投資證券乃指確定作為長期持有用途之證券，乃於報告日以成本值減任何已確定之減值虧損後入賬。

投資物業

投資物業乃完成興建之物業，並因其投資潛力而持有，而有關租金收入是在正常交易下議定。

投資物業乃於結算日根據獨立專業評估之公開市值入賬。重估投資物業而產生之任何價值增減乃計入投資物業重估儲備金或自該儲備金中扣除，除非該儲備金之結餘不足以彌補重估值減少，在此情況下，超出投資物業重估儲備金結餘之重估值減少則計入收益表內。當減少於收益表中扣除，及後產生重估增值，則該等增值將按已從收益表中扣除之數額為限計入收益表中。

在出售投資物業時，該物業應佔之投資物業重估儲備金結餘將撥入收益表內。

投資物業契約之尚餘期限若不少於20年，則不予折舊。

3. 主要會計政策（續）

物業、機械及設備

物業、機械及設備按成本減折舊（如適當）及任何被確認減值虧損入賬。出售或棄置資產所得溢利或虧損，為出售資產所得款項及資產賬面值之差額，並在收益表中確認。

本集團一向維持其酒店物業持續處於良好維修及保養狀態，並不時作出改善，致令酒店物業的剩餘價值至少與其賬面值相等，故董事認為無需為酒店物業計提折舊。維修及保養費用則於產生時自收益表中扣除。

其他物業、機械及設備則按該等資產全面投入運作之日起估計可用年期並計入其估計剩餘價值後，以直線法撇銷資產之成本值，詳情如下：

資產類別	***估計可用年期***
契約土地	按土地契約年期
房產	50年或土地契約剩餘年期之較短者
其他資產	3至10年

發展物業

待發展或發展中之物業乃按成本扣除被確認減值虧損入賬。此等物業之成本值包括地價、發展費用和其他有關成本開支，以及（如適當）資本化借貸成本。

存貨

存貨乃按成本或可變現淨值兩者較低值入賬。成本按先進先出法計算。

持作出售之物業

持作出售之物業乃按成本值（指土地成本及發展費用）及可變現淨值之較低者入賬。

減值

於每個結算日，本集團會對資產的賬面值進行核查，以確定是否有跡象顯示該等資產已發生減值損失。如估計資產之可收回數額低於其賬面值，則將該資產之賬面值減低至其可收回數額，減值損失即時確認為一項費用，除非有關之資產乃根據另一會計準則以重估值入賬，此減值則按此會計準則被視為重估減值。

3. 主要會計政策（續）

減值（續）

假若減值虧損於其後撥回，該資產之賬面值增加至其可收回數額之重新估計值，惟增加後之賬面值不能超過該資產過往年度若無已確認減值損失之賬面值。減值損失之撥回即時確認為收入。除非有關之資產乃根據另一會計準則以重估值入賬，此其後撥回之減值損失則按此會計準則被視為重估增值。

營業租賃

營業租賃指其資產擁有權之絕大部分風險及利益實歸予租賃人之租約，有關營業租賃之應付(應收)租金則分別按其租賃之年期按直線法扣除(計入)收益表內。

外幣

以外幣為單位元之交易先按交易日之兌換率入賬。此等貨幣為單位之資產及負債其後再按結算日之兌換率伸算。匯兌收益及虧損乃撥入當期淨溢利或虧損處理。

於編製綜合賬目時，於香港以外之資產及負債乃按結算日之兌換率伸算。收入及支出等項目乃按期內之平均兌換率伸算。有關之匯兑差額乃撥入集團之匯兌換算儲備金並歸類為股東權益，此匯兌差額於出售有關業務時被確認為當期之收入或支出。

稅項

所得稅支出指現期應付稅項及遞延稅項之總和。

即期應付稅項乃按本年度應課稅溢利計算。應課稅溢利與收益表中所呈報之溢利淨額不同，乃由於應課稅溢利不包括於其他年度課稅之收入或抵扣之開支，亦不包括永不須課稅或獲抵扣之項目。本集團之即期稅項負債乃按結算日已頒佈或大體上已頒佈之稅率計算。

遞延稅項指預期從財務報告表內資產及負債賬面值與計算應課稅溢利所採用相應稅基差額而須支付或收回之稅項，並以資產負債表負債法處理。遞延稅項負債一般就所有應課稅暫時性差額確認，而遞延稅項資產則按可能可扣減暫時性差額對銷應課稅溢利時確認。若交易中因商譽(或負商譽)或因首次確認之其他資產及負債(業務合併以外)而產生之暫時性差額並不影響應課稅溢利或會計溢利時，則不會確認該等遞延稅項資產及負債。

3. 主要會計政策（續）

稅項（續）
遞延稅項負債乃按因投資於附屬公司、聯營公司及合營企業而引致之應課稅暫時性差異而確認，惟若本集團可控制暫時性差額之撥回及暫時性差額有可能不會於可見將來得以撥回則除外。

遞延稅項資產之賬面值於每個結算日作出檢討，並予以相應扣減，直至並無足夠應課稅溢利以收回全部或部份資產價值為止。

遞延稅項乃按預期於負債清償或資產變現之期間之稅率計算。遞延稅項於收益表中扣除或計入收益表，惟倘遞延稅項相關項目直接自股東權益中扣除或計入，在此情況下遞延稅項亦會於股東權益中處理。

當遞延稅項資產及負債與同一課稅機關徵收之所得稅有關，並且本集團計劃以淨額基準繳付其流動稅項資產及負債時，則該遞延稅項資產及負債可對銷。

應付票據
無抵押之應付票據乃分開披露並視為負債。發行票據支出指發行票據之折讓及直接與發行票據有關之費用乃按照該票據之年期攤銷，令每期之支出與票據賬面值有一固定比率。

集團若於到期日前回購任何票據而獲得任何溢利或虧損（即購入價與回購票據之本金及未清償之利息及有關之未攤銷發行票據支出）將計入收益表內。集團於應付票據之負債乃按扣除所回購票據本金數額後列出。

借貸成本資本化
為購買、建造或生產合資格資產，其直接應計之借貸成本，均資本化作為此等資產成本之一部分。當該等資產大致上已完成作其預計用途或銷售時，該等借貸成本便停止資本化。

所有其餘借貸成本於發生時均確認為當期費用。

退休福利費用
界定供款退休福利計劃之供款於到期日確認為支出項目扣除。

收入確認
物業租賃
有關營業租約物業之租金收入按有關租約年期以直線法基準確認。

3. 主要會計政策（續）

收入確認（續）

物業代理及管理

物業代理及管理服務之收入在提供有關服務時確認。

酒店投資及管理

酒店投資及管理之收入在提供有關服務時予以確認。

餐館營運及食品經營

餐館營運及食品經營之收入在運送貨物後及提供有關服務時確認。

利息收入

銀行存款、貸款予從事基建項目投資之共同控制個體、貸款及其他應收款項之利息收入乃經參考剩餘本金並按時間基準及適用利率確認。

股息收入

投資之股息收入乃於本集團獲派股息之權利確立時確認。

出售投資項目

出售投資項目所得收入於有關出售合約成為無條件時確認。

4. 營業額

營業額包括來自基建項目投資，物業租賃，代理及管理，酒店投資及管理，餐館營運及食品經營收入，其分析如下：

	2004 *港幣千元*	*2005* *港幣千元*
基建項目投資	50,370	**52,473**
物業租賃、代理及管理	291,385	**289,696**
酒店投資及管理	151,899	**179,491**
餐館營運及食品經營	124,089	**151,488**
其他營運	35,594	**4,884**
	653,337	**678,032**

附註：上述基建項目投資之營業額包括來自共同控制個體之利息收入約港幣44,000,000元（二零零四年：港幣40,000,000元）。

5. 業務及地區之分部資料

業務之分部

本集團用以劃分作首要分類呈報之業務如下：

基建項目投資	—	公路基建項目投資
物業投資	—	物業租賃、代理及管理
物業發展	—	發展物業
酒店投資	—	酒店持有及管理
餐館及食品經營	—	餐館營運及食品經營

各業務之分部資料分析如下。

分部營業額

截至六月三十日止年度

	2004			2005		
	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元
基建項目投資	50,370	—	50,370	**52,473**	**—**	**52,473**
物業投資	291,385	21,864	313,249	**289,696**	**23,328**	**313,024**
酒店投資	151,899	264	152,163	**179,491**	**175**	**179,666**
餐館及食品經營	124,089	545	124,634	**151,488**	**—**	**151,488**
其他營運	35,594	3,365	38,959	**4,884**	**300**	**5,184**
扣除	—	(26,038)	(26,038)	**—**	**(23,803)**	**(23,803)**
總營業額	653,337	—	653,337	**678,032**	**—**	**678,032**

集團分部間之收入的價格是由管理層參考市場價格釐定。

分部業績

截至六月三十日止年度

	2004				2005			
	本公司及附屬公司 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元	本公司及附屬公司 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元
基建項目投資	(92,235)	891,660	—	799,425	**(84,171)**	**1,052,339**	**—**	**968,168**
物業投資	169,640	(317)	3,235	172,558	**167,555**	**—**	**3,234**	**170,789**
物業發展	(28,702)	8,618	—	(20,084)	**(24,930)**	**85,199**	**—**	**60,269**
酒店投資								
營運	38,841	172	35,512	74,525	**51,622**	**—**	**—**	**51,622**
出售發展中酒店之盈利	16,388	—	—	16,388	**—**	**—**	**—**	**—**
餐館及食品經營	1,052	—	—	1,052	**7,019**	**—**	**—**	**7,019**
其他業務	(8,305)	—	625	(7,680)	**(32,104)**	**—**	**654**	**(31,450)**
來自營運之業績	96,679	900,133	39,372	1,036,184	**84,991**	**1,137,538**	**3,888**	**1,226,417**

5. 業務及地區之分部資料（續）

業務之分部（續）
分部業績（續）
截至六月三十日止年度

	2004 港幣千元	2005 港幣千元
分部業績		
本公司及附屬公司		
來自營運之業績	96,679	**84,991**
出售一電廠項目之盈利	580,415	**449,216**
已確認一聯營公司權益之減值虧損	(11,386)	**–**
	665,708	**534,207**
利息及其他收入	105,920	**107,188**
外幣匯兑虧損	(4,862)	**(9,703)**
未分配之企業及其他費用	(71,063)	**(85,220)**
經營業務溢利	695,703	**546,472**
出售權益之盈利		
共同控制個體（附註11）	–	**495,633**
一聯營公司	–	**6,484**
視作出售附屬公司權益之盈利	483,847	**–**
註銷購股權之虧損	(70,000)	**–**
財務成本	(233,637)	**(92,182)**
應佔其溢利		
共同控制個體	900,133	**1,137,538**
聯營公司	39,372	**3,888**
除税前溢利	1,815,418	**2,097,833**
所得税支出	(50,811)	**(98,620)**
未計少數股東權益前溢利	1,764,607	**1,999,213**
少數股東權益	(310,617)	**(336,802)**
本年度淨溢利	1,453,990	**1,662,411**

5. 業務及地區之分部資料（續）

業務之分部（續）
資產及負債
於二零零五年六月三十日

	分部資產 港幣千元	共同控制個體權益 港幣千元	聯營公司權益 港幣千元	綜合資產總額 港幣千元	分部負債 港幣千元	綜合負債總額 港幣千元
基建項目投資	**12,081**	**7,256,485**	**–**	**7,268,566**	**48,893**	**48,893**
物業投資	**6,500,117**	**–**	**14,164**	**6,514,281**	**127,271**	**127,271**
物業發展	**1,225,071**	**479,532**	**–**	**1,704,603**	**117,377**	**117,377**
酒店投資	**525,186**	**–**	**–**	**525,186**	**43,581**	**43,581**
餐館及食品經營	**22,539**	**–**	**–**	**22,539**	**18,494**	**18,494**
其他業務	**119,100**	**–**	**–**	**119,100**	**464,128**	**464,128**
	8,404,094	**7,736,017**	**14,164**	**16,154,275**	**819,744**	**819,744**
證券投資				**756,078**		**–**
其他資產／負債				**3,069,363**		**380,999**
				19,979,716		**1,200,743**

於二零零四年六月三十日

	分部資產 港幣千元	共同控制個體權益 港幣千元	聯營公司權益 港幣千元	綜合資產總額 港幣千元	分部負債 港幣千元	綜合負債總額 港幣千元
基建項目投資	7,459	7,806,298	–	7,813,757	38,156	38,156
物業投資	5,925,151	–	15,201	5,940,352	119,341	119,341
物業發展	909,590	377,176	–	1,286,766	28,250	28,250
酒店投資	507,868	3,799	–	511,667	23,407	23,407
餐館及食品經營	21,195	–	–	21,195	11,938	11,938
其他業務	145,226	–	4,225	149,451	502,483	502,483
	7,516,489	8,187,273	19,426	15,723,188	723,575	723,575
證券投資				1,778,137		–
契約廢止之存款				1,587,990		–
無抵押之應付票據				–		1,473,844
其他資產／負債				2,098,653		1,706,095
				21,187,968		3,903,514

於二零零五年六月三十日，本集團之總資產減流動負債及本集團之流動資產淨值分別為港幣19,074,885,000元（二零零四年：港幣18,514,827,000元）及港幣3,060,437,000元（二零零四年：港幣1,996,079,000元）。

5. 業務及地區之分部資料（續）

業務之分部（續）

其他資料

	2004			2005		
	資本性開支之增加 港幣千元	折舊及攤銷 港幣千元	其他非現金開支 港幣千元	資本性開支之增加 港幣千元	折舊及攤銷 港幣千元	其他非現金開支 港幣千元
基建項目投資	37	102,785	—	**833**	**101,097**	**—**
物業投資	41,298	5,225	—	**278,095***	**4,488**	**—**
物業發展	347	358	—	**453**	**915**	**951**
酒店投資	16,096	4,901	151	**6,428**	**6,490**	**179**
餐館及食品經營	1,152	1,469	117	**1,980**	**1,357**	**12**
其他營運	555	743	—	**7**	**698**	**—**

* 此數額主要包括就改變物業用途所支付之款項及本集團出租物業（包括酒店購物商場）之資本性開支。

地區之分部

本集團之物業投資、酒店投資、餐館及食品經營業務主要於香港運作。基建項目投資皆位於中國大陸（「中國」），而物業發展業務則於香港、中國及澳門運作。本集團營業額按地區分佈分析如下：

	營業額	
	2004 港幣千元	2005 港幣千元
香港	591,912	**622,611**
中國及澳門	61,425	**55,421**
	653,337	**678,032**

5. 業務及地區之分部資料（續）

地區之分部（續）

按所在地區劃分之本集團資產賬面值及投資物業與物業、機械及設備增加之分析如下：

	資產		投資物業與物業、機械及設備之增加	
	2004 港幣千元	2005 港幣千元	2004 港幣千元	2005 港幣千元
集團分部資產				
香港	7,157,344	**7,932,374**	61,410	**289,004**
中國	232,081	**345,509**	347	**436**
其他地區	127,064	**126,211**	–	**–**
	7,516,489	**8,404,094**	61,757	**289,440**
其他資產（附註）	13,671,479	**11,575,622**	–	**–**
	21,187,968	**19,979,716**	61,757	**289,440**

附註： 以上所列其他資產包括在中國從事基建項目投資之共同控制個體之權益、證券投資及銀行存款。

6. 其他營運收入

	2004 港幣千元	2005 港幣千元
其他營運收入包括以下各項：		
利息		
來自契約廢止存款及其他銀行存款	70,905	**66,021**
來自貸款及其他應收賬款	8,929	**16,673**
持有至到期之債務證券投資回報（已減除購入溢價之攤銷港幣40,826,000元（二零零四年：港幣48,087,000元））	23,172	**24,494**
出售上市權益證券溢利	2,517	**–**

7. 其他營運費用

	2004 港幣千元	2005 港幣千元
其他營運費用包括以下各項：		
共同控制個體投資之成本攤銷	102,638	**100,813**
慈善捐款	4,495	**10,386**
匯兌虧損	4,862	**9,703**

8. 出售一電廠項目之盈利

該數額為出售印尼Tanjung Jati B電廠於年內確認之盈利。該電廠已於往年度以現金代價美金306,200,000元被出售，代價自二零零三年七月起計分39個月分期支付。本集團已收取及確認為收入之分期款項為總額美金279,700,000元（二零零四年：美金221,000,000元）。據買方訂立之貸款協議及融資租賃協議，某些事件之發生，包括但不限於對該發電廠之建造產生重大不利影響之不可抗力事件，可導致貸款人取消給予買方之項目貸款，因而對本集團分期收取餘下分期款項美金26,500,000元（二零零四年：美金85,200,000元）之最終數額及時間存在重要影響。因此餘下分期款項於本集團收取時方予確認。

9. 物業及投資之淨虧損

	2004 港幣千元	2005 港幣千元
已確認之減值虧損		
位於中國持作發展之物業	24,444	–
於一聯營公司之權益	11,386	–
出售一發展物業之盈利	(16,388)	–
	19,442	–

10. 經營業務溢利

	2004 港幣千元	2005 港幣千元
經營業務溢利已扣除(計入)下列各項：		
核數師酬金	4,531	**3,933**
物業、機械及設備之折舊	14,544	**15,686**
營業租賃之物業租金支出	894	**891**
員工成本(包括董事酬金)	207,124	**231,868**
營業租賃下土地及樓宇之租金收入扣除支出港幣118,821,000元(二零零四年：港幣111,282,000元)	(171,726)	**(164,558)**

11. 出售共同控制個體及一聯營公司權益之盈利

	2004 港幣千元	2005 港幣千元
出售權益之盈利		
共同控制個體(附註)	—	**495,633**
一聯營公司	—	**6,484**
	—	**502,117**

附註： 出售本集團於共同控制個體(於中國順德經營公路及橋樑項目以及105國道項目)之全部權益已於年內完成，本集團因此確認出售盈利約港幣496,000,000元。出售其中一家共同控制個體之代價及應收該共同控制個體之款項合共為港幣823,000,000元，本集團已收取其中港幣583,000,000元。應收該個體之餘額港幣240,000,000元自二零零五年十二月三十一日起分三期每年償還。該款項為無抵押，及以銀行貸款利率計息。然而，未收取之無抵押餘額港幣240,000,000元之可收回性視乎有關個體之財務狀況，而該財務狀況目前未能確定。因此，在釐訂出售此共同控制個體之盈利時，該未收取款項被視作已全數減值。

12. 視作出售附屬公司權益之盈利

往年度，有關將一間從事於中國公路項目投資之附屬公司－合和公路基建有限公司(「合和公路」)之股份於香港聯交所上市及合和公路向公眾投資者發行新股份，引致本公司於合和公路之權益由100%減少至75%，並產生視作出售之盈利。

13. 財務成本

	2004 *港幣千元*	***2005*** ***港幣千元***
利息：		
須於五年內全數償還之銀行貸款及透支	20,531	**14,647**
須於五年內全數歸還之票據	145,227	**18,197**
其他利息費用(附註23(c))	37,847	**37,860**
利息總額	203,605	**70,704**
發行票據支出之攤銷	6,199	**356**
貸款安排費及銀行費用	23,833	**21,122**
	233,637	**92,182**

14. 應佔共同控制個體溢利

應佔共同控制個體溢利包括一共同控制個體出售其發展物業之溢利港幣83,000,000元(二零零四年：無)。

15. 所得稅支出

	2004 港幣千元	2005 港幣千元
香港利得稅		
本年度	8,987	**8,633**
往年超額準備	(16,612)	**–**
	(7,625)	**8,633**
其他地區稅項		
本年度	2,106	**8,306**
	(5,519)	**16,939**
遞延稅項（附註37）	8,574	**10,158**
本公司及其附屬公司應佔稅項	3,055	**27,097**
共同控制個體		
其他地區稅項	–	**42,253**
遞延稅項	38,255	**28,602**
	38,255	**70,855**
聯營公司		
香港利得稅	515	**554**
其他地區稅項	8,986	**114**
	9,501	**668**
	50,811	**98,620**

香港利得稅乃以本年度估計之應課稅溢利按17.5%（二零零四年：17.5%）計算。

本集團於其他地區經營之稅項乃按該國所訂之稅率計算。

遞延稅項之詳情載於附註37。

15. 所得稅支出（續）

所得稅支出與收益表中日常業務除稅前溢利之對賬如下：

	2004 *港幣千元*	***2005*** ***港幣千元***
日常業務除稅前溢利	1,815,418	**2,097,833**
按本地所得稅稅率17.5%（二零零四年：17.5%）計算之稅項	317,698	**367,121**
不可扣稅開支之稅務影響	88,113	**52,331**
毋須課稅收入之稅務影響	(117,220)	**(109,066)**
過往年度超額撥備	(16,612)	**–**
未確認稅項虧損之稅務影響	5,359	**6,535**
動用以往未確認之稅項虧損之稅務影響	(16,887)	**(19,787)**
動用過往未確認之可扣除暫時差異之稅務影響	(101,573)	**(78,613)**
應佔共同控制個體及聯營公司業績之稅務影響	(116,657)	**(128,227)**
於其他司法權區經營之附屬公司因不同稅率產生之稅務影響	(110)	**730**
其他	8,700	**7,596**
所得稅支出	50,811	**98,620**

16. 股息

	2004 *港幣千元*	***2005*** ***港幣千元***
已付股息		
中期：每股港幣12仙（二零零四年：港幣10仙）	88,408	**107,768**
特別中期：每股港幣30仙（二零零四年：港幣30仙）	265,225	**269,421**
就財務報告表批准日後發行之股份而派付末期股息	270	**300**
擬派股息		
末期：每股港幣38仙（二零零四年：港幣30仙）	268,631	**341,229**
	622,534	**718,718**

董事局已議定末期股息為每股港幣38仙，尚待週年大會上批准。

該擬派股息乃按財務報告表批准日發行之股份數目計算。

17. 每股溢利

	2004 港幣千元	2005 港幣千元
每股基本及攤薄後溢利乃根據下列數值計算：		
用以計算每股基本溢利		
本年度淨溢利	1,453,990	**1,662,411**
合和公路普通股之潛在攤薄影響（附註32）		
就合和公路所發行認股權證及認股權對合和公路盈利之攤薄影響而對本集團業績作出之調整	(2,046)	**(4,109)**
用以計算每股攤薄後溢利之盈利	1,451,944	**1,658,302**
	股份數目	股份數目
用以計算每股基本溢利的普通股加權平均數	879,187,585	**895,900,603**
普通股潛在攤薄影響		
認股權	5,667,337	**1,364,784**
用以計算每股攤薄後溢利的普通股加權平均數	884,854,922	**897,265,387**

18. 董事酬金及最高薪酬人士

(a) 董事酬金

已付或應付本公司董事之酬金如下：

	截至二零零五年六月三十日止年度				
	董事袍金 港幣千元	基本薪資、津貼及實物利益 港幣千元	與業績掛鈎花紅 港幣千元	強積金計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	600	4,500	–	–	5,100
何炳章先生	500	3,600	–	–	4,100
郭展禮先生	200	3,000	–	12	3,212
胡文新先生	400	3,354	–	24	3,778
李憲武先生	200	1,000	–	–	1,200
嚴文俊先生	200	1,430	–	12	1,642
胡文佳先生	200	–	–	–	200
胡爵士夫人郭秀萍太平紳士	200	–	–	–	200
陸勵荃女士	200	–	–	–	200
楊鑑賢先生	200	1,638	126	12	1,976
韋高廉先生	200	2,096	–	12	2,308
雷有基先生	200	–	–	–	200
李嘉士先生	200	–	–	–	200
張利民先生	200	1,573	121	12	1,906
何榮春先生	200	819	63	12	1,094
藍利益先生	363	–	–	–	363
	4,263	23,010	310	96	27,679

18. 董事酬金及最高薪酬人士（續）

(a) 董事酬金（續）

	截至二零零四年六月三十日止年度				
	董事袍金 港幣千元	基本薪資、津貼及實物利益 港幣千元	與業績掛鈎花紅 港幣千元	強積金計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	330	4,250	–	–	4,580
何炳章先生	130	3,400	–	–	3,530
郭展禮先生	30	3,000	–	12	3,042
胡文新先生	130	3,136	–	23	3,289
李憲武先生	30	1,000	–	–	1,030
嚴文俊先生	30	1,430	–	12	1,472
胡文佳先生	30	–	–	–	30
胡爵士夫人郭秀萍太平紳士	30	–	–	–	30
陸勵荃女士	30	–	–	–	30
楊鑑賢先生	30	1,602	–	12	1,644
韋高廉先生	30	2,062	–	12	2,104
雷有基先生	30	–	–	–	30
李嘉士先生	30	–	–	–	30
張利民先生	29	1,499	1,000	11	2,539
何榮春先生	27	746	–	11	784
繆世傑先生	9	–	–	–	9
陳志鴻先生	2	–	–	–	2
	957	22,125	1,000	93	24,175

除已包括於上表已付或應付予獨立非執行董事之袍金港幣763,000元（二零零四年：港幣99,000元）外，並沒有其他已付或應付酬金予該等董事。

(b) 最高薪酬人士

本集團五名最高薪酬人士為本公司之董事，其酬金詳情見上文披露。

19. 投資物業

	集團	
	2004 港幣千元	2005 港幣千元
投資物業按估值		
於年初	5,655,400	**5,890,800**
年內增加	20,523	**274,080**
由物業、機械及設備重列	—	**13,692**
重估增值	214,877	**298,728**
於年末	5,890,800	**6,477,300**

本集團投資物業賬面淨值包括：

	2004 港幣千元	2005 港幣千元
香港土地及樓宇		
長期契約	2,980,000	**3,255,000**
中期契約	2,910,800	**3,222,300**
	5,890,800	**6,477,300**

本集團之投資物業由獨立專業物業估值公司第一太平戴維斯（香港）有限公司以公開市值作出重估，重估增值港幣298,728,000元（二零零四年：港幣214,877,000元）已計入投資物業重估儲備金內（附註33）。

20. 物業、機械及設備

	中期契約持有之香港土地及樓宇			
	酒店物業 *港幣千元*	**其他物業** *港幣千元*	**其他資產** *港幣千元*	**總值** *港幣千元*
集團				
按成本值				
於二零零四年七月一日	474,872	29,012	292,871	796,755
增加	–	–	15,360	15,360
重列為投資物業	–	–	(13,692)	(13,692)
出售	–	–	(11,872)	(11,872)
於二零零五年六月三十日	**474,872**	**29,012**	**282,667**	**786,551**
折舊				
於二零零四年七月一日	–	9,004	235,303	244,307
本年度提撥	–	556	15,130	15,686
出售時撇除	–	–	(11,820)	(11,820)
於二零零五年六月三十日	**–**	**9,560**	**238,613**	**248,173**
賬面淨值				
於二零零四年六月三十日	474,872	20,008	57,568	552,448
於二零零五年六月三十日	**474,872**	**19,452**	**44,054**	**538,378**

21. 附屬公司權益

	公司	
	2004 *港幣千元*	*2005* *港幣千元*
非上市股份		
按成本值扣除減值準備	26,252	**24,568**
按一九七二年董事之估值減已撇銷數額	3,245	**3,245**
	29,497	**27,813**
應收附屬公司之款項扣除減值準備	12,744,643	**13,396,525**
	12,774,140	**13,424,338**

應收附屬公司之款項為無抵押、不計利息及無固定還款期。

主要附屬公司之資料詳列於附註43。

22. 待發展或發展中之物業

	集團	
	2004 港幣千元	2005 港幣千元
按成本值		
於年初	1,308,336	**932,135**
增加	71,994	**313,411**
出售	(448,195)	–
重列為流動資產下持作出售之物業（附註29）	–	**(95,570)**
於年末	932,135	**1,149,976**
減值虧損		
於年初	290,000	**24,444**
本年度提撥	24,444	–
出售時撇除	(290,000)	–
於年末	24,444	**24,444**
賬面淨值	907,691	**1,125,532**

待發展或發展中之物業成本包括已撥作成本之利息淨額共港幣55,400,000元（二零零四年：港幣55,400,000元）。

23. 共同控制個體權益

	集團	
	2004 港幣千元	2005 港幣千元
在中國之公路及物業項目		
非上市投資，按成本值	5,526,819	**5,411,604**
應佔收購後之儲備	970,781	**1,505,102**
貸款予共同控制個體	1,652,723	**782,225**
減：累積攤銷	(344,025)	**(442,446)**
	7,806,298	**7,256,485**
在澳門之物業發展項目		
非上市投資，按成本值	4,850	**4,850**
應佔收購後之儲備	(39,736)	**47,104**
貸款予共同控制個體	412,062	**427,578**
	377,176	**479,532**
其他非上市投資	3,799	**–**
	8,187,273	**7,736,017**
減：列於流動資產內一年內到期之貸款	(12,878)	**(10,870)**
	8,174,395	**7,725,147**

附註：

於結算日時，主要共同控制個體之資料詳列如下：

(a) **廣州－深圳－珠海高速公路第一期（「廣深高速公路」）**
廣深高速公路由在中國成立之合營企業公司廣深珠高速公路有限公司（「廣深高速公路合營企業」）承建。營運期由廣深高速公路正式通車日期起計為期三十年。本集團享有廣深高速公路之公路經營溢利分佔比率，於營運期首十年為50%，其後十年為48%，最後十年為45%。由廣深高速公路完工日起計三十年期間，本集團有權分佔來自公路沿線及路段下之商業中心及店舖空間之租金及其他收入經扣除營運及財務支出後之80%。於營運期屆滿，廣深高速公路合營企業之所有不動資產及設施，將無償撥歸中方合營企業夥伴。

廣深高速公路合營企業亦獲授發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租，並獲豁免若干土地之地價。該等安排之詳細條款正待作出最終決議。

本集團向廣深高速公路合營企業投入之註冊資本及墊支款額合共約港幣811,000,000元（二零零四年：港幣770,000,000元），該款項並無抵押，利息以商業借貸利率計算及由該合營企業日常業務產生之淨現金盈餘支付還款。廣深高速公路已於一九九七年七月正式通車。

23. 共同控制個體權益（續）

(a) 廣州－深圳－珠海高速公路第一期（「廣深高速公路」）（續）

廣深高速公路合營企業之財務資料如下：

營運業績	*截至六月三十日止年度* 2004 人民幣千元	2005 人民幣千元
路費收入，已扣除營業稅	2,399,639	**2,825,666**
折舊	283,785	**326,411**
日常業務除稅前溢利	1,671,465	**2,021,304**
本集團所佔日常業務除稅前溢利	835,732	**1,010,652**

資產及負債	*於六月三十日* 2004 人民幣千元	2005 人民幣千元
非流動資產		
收費公路及其他資產	11,381,192	**11,167,329**
非流動負債		
合營企業合夥人貸款	(135,022)	**(177,948)**
銀行貸款	(7,723,741)	**(7,306,040)**
其他遠期負債	(203,466)	**(203,466)**
由一合營企業合夥人投入之註冊資本	(745,223)	**(745,223)**
流動資產	739,503	**779,572**
流動負債	(1,258,507)	**(1,239,760)**

(b) 廣深珠高速公路第二及三期（「珠江三角洲西岸幹道」）

珠江三角洲西岸幹道包括將在珠江三角洲西岸分三期承建之一條主要運輸幹道，由在中國成立之合營公司廣東廣州珠海西綫高速公路有限公司（「西岸幹道合營企業」）承建。該項目第I期（「西綫I期」）之合作期由二零零三年九月十七日起計為期三十年。本集團有權分佔西岸幹道合營企業經營西綫I期所得之溢利百分之五十。於合作期結束時，有關西綫I期之所有不動資產及設施，將無償撥歸中國政府。西綫I期已於二零零四年四月通車。

年內，本集團已就將由西岸幹道合營企業承建之珠江三角洲西岸幹道第II期（「西綫II期」）訂立協議。西綫II期之合作期由發出西岸幹道合營企業之新營業執照當日起計為期三十年。於合作期內，本集團有權分佔西岸幹道合營企業因經營西綫II期所得之溢利百分之五十。於合作期結束時，有關西綫II期之所有不動資產及設施，將無償撥歸中國政府。上述之協議仍有待中國有關政府機關批准。

該項目第III期之詳細條款尚未確定。

23. 共同控制個體權益(續)

(c) 廣州環城公路項目
一間為此目的於中國成立名為廣州東南西環高速公路有限公司(「環城公路合營企業」)之合營企業公司負責興建、經營及管理廣州東南西環高速公路。營運期由二零零二年一月起為期三十年。

本集團享有廣州環城公路合營企業之淨現金盈餘,營運期首十年為45%,其後十年本集團有權收取之淨現金則減至37.5%,餘下十年之營運期則為32.5%。於營運期屆滿時,環城公路合營企業之所有不動資產及設施,將無償撥歸中 方合營企業夥伴。廣州東南西環高速公路已於二零零二年一月正式通車。

本集團墊支予環城公路合營企業約港幣631,000,000元(二零零四年:港幣753,000,000元)。該款項為無抵押、不計利息及由該合營企業日常業務產生之淨現金盈餘支付還款。

環城公路合營企業於過去曾籌集銀行貸款以融資發展其公路項目。該等銀行貸款利息已由香港合營企業合夥人根據其佔合營企業之按比例權益償付。年內,本集團根據該安排償付環城公路合營企業之利息約為港幣38,000,000元(二零零四年:港幣38,000,000元)。

(d) 澳門物業發展項目
此項投資乃指本集團持有氹仔新城市發展有限公司(「氹仔新城」)之50%權益,其為在澳門成立及運作之有限公司,主要業務為物業發展。本集團授予氹仔新城之墊款為無抵押及無固定還款期。該款項中約港幣428,000,000元(二零零四年:港幣412,000,000元)按年息6%計息,而其餘部份毋須計息。

24. 聯營公司權益

	集團	
	2004 港幣千元	2005 港幣千元
應佔資產淨值	18,946	**14,164**
應收聯營公司之款項	480	**–**
	19,426	**14,164**

	公司	
	2004 港幣千元	2005 港幣千元
非上市股份及投資,按成本值	401	**401**

應收聯營公司之款項為無抵押,免息及無固定還款期。

主要聯營公司之資料詳列於附註44。

25. 其他投資項目

一附屬公司合和泰國有限公司（「HTL」）與泰國運輸及通訊部（「MOTC」）及泰國國家鐵路局（「SRT」）訂立一份特許權協議，於曼谷市興建及經營高架公路及鐵路系統即曼谷高架公路及鐵路系統（「BERTS」），以及於特許地段發展商業及住宅物業。本集團已收到由MOTC及SRT發出 之特許權協議終止通告而HTL已提出反對。有關之資料詳列於附註41(b)。

BERTS項目產生之發展成本為港幣5,313,000,000元（二零零四年：港幣5,313,000,000元），本集團於過往年度已就此作出全數撥備。

26. 證券投資

	集團		公司	
	2004 港幣千元	2005 港幣千元	2004 港幣千元	2005 港幣千元
持有至到期之海外上市債務證券（附註）	1,757,592	**737,591**	–	**–**
投資證券				
非上市股本投資，按成本值	88,776	**92,403**	3,000	**3,000**
減：已確認之減值虧損	(68,231)	**(70,289)**	–	**–**
	20,545	**22,114**	3,000	**3,000**
	1,778,137	**759,705**	3,000	**3,000**
就申報用途之賬面值分析：				
非流動	731,942	**22,114**	3,000	**3,000**
流動	1,046,195	**737,591**	–	**–**
	1,778,137	**759,705**	3,000	**3,000**

附註： 於本年度內，於到期時贖回及已出售之持有至到期債務證券，其總賬面值分別約為港幣1,116,000,000元（二零零四年：港幣244,000,000元）及港幣162,000,000元（二零零四年：無）。持有至到期債務證券之年息為1.6%至7.6%。於結算日之持有至到期債務證券之市場值約等於該日該等證券之賬面值。

27. 長期應收款項

	集團	
	2004 港幣千元	2005 港幣千元
出售一共同控制個體及物業之應收所得款項	233,528	**147,290**
應收契約廢止存款利息	139,005	**–**
	372,533	**147,290**
減：於流動資產下列作貿易及其他應收賬款之一年內到期款項		
出售一共同控制個體及物業應收所得款項	(86,748)	**(129,740)**
應收契約廢止存款利息	(139,005)	**–**
	146,780	**17,550**

28. 存貨

	集團	
	2004 港幣千元	2005 港幣千元
酒店及餐館存貨	8,871	**9,333**

為數港幣90,646,000元(二零零四年：港幣75,834,000元)之存貨成本於年內確認為支出。

29. 持作出售之物業

	集團	
	2004 港幣千元	2005 港幣千元
物業		
發展中(附註22)	–	**95,570**
已落成	3,762	**3,762**
	3,762	**99,332**

30. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為15至60天。

於結算日之貿易及其他應收賬款分析如下：

	集團	
	2004 港幣千元	2005 港幣千元
應收賬款賬齡		
0－30天	13,574	**16,301**
31－60天	3,446	**4,353**
60天以上	18,221	**5,889**
應收契約廢止、銀行及其他存款利息	179,549	**19,598**
出售投資及物業、機械及設備應收所得款項	357,179	**152,586**
應收保固金	17,238	**314**
應收一共同控制個體之股息	365,400	**323,016**
	954,607	**522,057**

31. 貿易及其他應付賬款

於結算日之貿易及其他應付賬款分析如下：

	集團	
	2004 港幣千元	2005 港幣千元
應付賬款到期日		
0－30天	152,677	**246,308**
31－60天	58,822	**3,348**
60天以上	146,784	**148,215**
應付保固金	16,395	**1,943**
應付發展費用（附註）	382,078	**359,808**
	756,756	**759,622**

附註： 應付發展費用主要為本公司之若干附屬公司就發展海外一基建項目所產生之建築及機械成本，該等項目發展現已暫時終止。

32. 股本

	股份數目		面值	
	2004	2005	2004	2005
	千股	千股	港幣千元	港幣千元
集團及公司				
普通股每股面值港幣2.50元				
法定	1,200,000	**1,200,000**	3,000,000	**3,000,000**
已發行及繳足				
於年初	875,982	**884,082**	2,189,955	**2,210,205**
年內發行	8,100	**14,955**	20,250	**37,388**
年內購回	—	**(1,067)**	—	**(2,668)**
於年末	884,082	**897,970**	2,210,205	**2,244,925**

於年內，本公司根據其授出並獲行使之認股權，發行合共14,955,000股（二零零四年：8,100,000股）每股面值港幣2.50元之普通股，收取總現金代價港幣127,441,000元（二零零四年：港幣70,215,000元）。該等股份與其他已發行股份在各方面享有同等權益。

於年內，本公司於香港聯交所購回本公司之1,067,000股普通股並已悉數註銷，其資料如下：

月份	每股面值港幣2.50元之普通股數目	購入價 最高	購入價 最低	已付總代價
	千股	港幣元	港幣元	港幣千元
二零零五年				
一月	717	19.10	17.75	13,209
二月	250	19.60	19.55	4,903
三月	100	17.95	17.95	1,800
	1,067			19,912

董事乃根據股東之授權購回上述普通股，此舉可以提高本公司每股盈利，使股東整體得益。

32. 股本（續）

優先認股權計劃

(a) *本公司*

於一九九四年，本公司採納一項優先認股權計劃（「合和實業一九九四年計劃」），有效期為十年。根據二零零三年十月二十一日獲通過之普通決議案，本公司由二零零三年十一月一日起採納一項新優先認股權計劃（「合和實業二零零三年計劃」），以取代合和實業一九九四年計劃。該等計劃之主要目的為激勵董事及合資格僱員。董事會獲授權根據被採納優先認股權計劃授予本公司、其任何附屬公司之執行董事及僱員及計劃文件所述之人仕認股權，以認購本公司之股票。

根據合和實業一九九四年計劃及合和實業二零零三年計劃，授出之認股權分別須於授予函件發出日起二十八日及十四日內接受，而接納認股權時須支付之款項為每認股權港幣一元，此款項當收取時於收益表內確認。除上文提及外，授出其他認股權之價值並無於財務報告表計入或扣減。

合和實業一九九四年計劃於二零零三年十一月一日終止後，概無任何認股權可根據該計劃進一步授出。然而，所有根據合和實業一九九四年計劃授出之認股權須繼續受該計劃之條文規限。

下表詳細披露本公司以象徵性代價授出之優先認股權及變動：

		授出認股權股份數目						
		於二零零三年	年內之變動				於二零零四年	
授出日期	每股認購價 港幣元	七月一日 未行使	授出	行使	重新分類	註銷／失效	六月三十日 未行使	於行使日期之 收市價 港幣元
董事								
合和實業一九九四年計劃								
二零零二年三月二十八日	6.15	3,000,000	–	(2,000,000)	–	–	1,000,000	9.40, 11.95, 15.15
二零零二年四月一日	6.15	1,000,000	–	–	–	–	1,000,000	不適用
二零零二年四月二日	6.15	1,000,000	–	–	(1,000,000)	–	–	不適用
二零零二年四月三日	6.15	2,500,000	–	(100,000)	–	–	2,400,000	11.75
二零零三年九月九日	9.55	–	14,000,000	(6,000,000)	–	–	8,000,000	15.00
		7,500,000	14,000,000	(8,100,000)	(1,000,000)	–	12,400,000	
僱員								
合和實業一九九四年計劃								
二零零二年四月二日	6.15	800,000	–	–	1,000,000	–	1,800,000	
		8,300,000	14,000,000	(8,100,000)	–	–	14,200,000	

32. 股本（續）

優先認股權計劃（續）

(a) 本公司（續）

授出日期	每股認購價	授出認股權股份數目：於二零零四年七月一日未行使	年內之變動：授出	年內之變動：行使	年內之變動：註銷／失效	於二零零五年六月三十日未行使	於行使日期之收市價
	港幣元						港幣元
董事							
合和實業一九九四年計劃							
二零零二年三月二十八日	6.15	1,000,000	–	(1,000,000)	–	–	16.05
二零零二年四月一日	6.15	1,000,000	–	(1,000,000)	–	–	16.80, 17.15
二零零二年四月三日	6.15	2,400,000	–	(2,400,000)	–	–	16.40, 17.15
二零零三年九月九日	9.55	8,000,000	–	(8,000,000)	–	–	16.40
合和實業二零零三年計劃							
二零零四年九月八日	17.10	–	2,700,000	(755,000)	–	1,945,000	18.35, 18.45, 18.15
		12,400,000	2,700,000	(13,155,000)	–	1,945,000	
僱員							
合和實業一九九四年計劃							
二零零二年四月二日	6.15	1,800,000	–	(1,800,000)	–	–	16.40, 17.15
		14,200,000	2,700,000	(14,955,000)	–	1,945,000	

上述授出認股權日期指承授人接納認股權之日期。

於年內，本公司根據合和實業二零零三年計劃以象徵性代價向若干董事授出本公司合共2,700,000股股份之認股權。

32. 股本（續）

優先認股權計劃（續）

(a) *本公司*（續）

於二零零三年九月九日授出之認股權可由二零零四年三月九日（即授出日期起滿六個月之下一日）起計四年半內行使。於年內授出之認股權可於由授出日起計三年內行使。其他授出之認股權可按以下方式行使：

可行使認股權 包括已行使部份之最大比例	***行使期限***
三分之一	由認股權授出日後之六個月至認股權授出日後之十八個月內
三分之二	由認股權授出日後十八個月至認股權授出日後之三十個月內
三分之三	由認股權授出日後三十個月至認股權授出日後之四十二個月內

除上文所披露外，於所呈報之各年內並無任何認股權授出、行使、註銷或失效。

(b) *合和公路*

合和公路根據於二零零三年七月十六日獲通過及於二零零三年七月十六日舉行之股東特別大會上獲本公司股東批准之合和公路股東書面決議案採納一項優先認股權計劃（「合和公路計劃」）。合和公路計劃之有效期為十年，該計劃之主要目的為激勵董事及合資格僱員。合和公路董事會被授權根據合和公路計劃授予本公司、合和公路或其任何附屬公司之執行董事及僱員及計劃文件中所述人仕認股權，以認購合和公路之股票。

授出之認股權須於授予函件發出日起二十八日內接受，而接納認股權時須支付之款項為每股權港幣一元，此款項當收取時於收益表內確認。

32. 股本（續）

優先認股權計劃（續）

(b) *合和公路*（續）

於過往年度並無根據合和公路計劃授出認股權。下表披露合和公路於年內根據合和公路計劃以象徵性代價向其董事及僱員（並非本公司董事）授出認股權之詳情及變動：

		授出認股權股份數目					
		於二零零四年	年內之變動			於二零零五年	
授出日期	每股認購價 港幣元	七月一日 未行使	授出	行使	註銷／失效	六月三十日 未行使	於行使日期之 收市價 港幣元
二零零四年九月八日	4.875	–	2,800,000	(400,000)	–	2,400,000	6.00
二零零四年九月十三日	4.880	–	2,000,000	(2,000,000)	–	–	4.9, 5.15, 4.8
		–	4,800,000	(2,400,000)	–	2,400,000	

於年內授出之認股權於授出該等認股權之日起計三年內可予行使。

合和公路認股權證

合和公路於去年度上市時發行認股權證授予本公司股東於二零零三年八月六日起計三年之內，以每股港幣4.18元（於若干情況下，須予調整）之認購價，認購合和公路股份之權利。

於年內，總認購價合共港幣22,541,549元（二零零四年：港幣2,466,392元）之5,392,715份（二零零四年：590,046份）合和公路之認股權證已被行使，合和公路因而發行5,392,715股（二零零四年：590,046股）普通股。於結算日，仍有81,550,875份合和公路認股權證尚未獲行使。

33. 股本溢價及儲備金

	股本溢價 港幣千元	股本購回儲備金 港幣千元	資本儲備金 港幣千元	投資物業重估儲備金 港幣千元	匯兌換算儲備金 港幣千元	中國法定儲備金（附註） 港幣千元	股息儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元
集團									
於二零零三年七月一日	8,508,890	–	83,010	1,916,968	9,432	56,464	157,677	730,761	11,463,202
已付截至二零零三年六月三十日止年度末期股息	–	–	–	–	–	–	(157,947)	–	(157,947)
重估增值	–	–	–	214,877	–	–	–	–	214,877
發行股份	49,965	–	–	–	–	–	–	–	49,965
發行股份之支出	(38)	–	–	–	–	–	–	–	(38)
伸算附屬公司、共同控制個體及聯營公司財務報告表所引起兌換差額	–	–	–	–	10,266	–	–	–	10,266
應佔共同控制個體及聯營公司之儲備	–	–	–	–	(25,380)	–	–	–	(25,380)
年度淨溢利	–	–	–	–	–	–	–	1,453,990	1,453,990
於視作出售附屬公司時變現	–	–	–	–	–	(14,116)	–	14,116	–
儲備金之間轉撥	–	–	–	–	–	15,073	–	(15,073)	–
股息支出儲備（附註16）	–	–	–	–	–	–	622,534	(622,534)	–
已付中期股息	–	–	–	–	–	–	(353,633)	–	(353,633)
於二零零四年六月三十日	8,558,817	–	83,010	2,131,845	(5,682)	57,421	268,631	1,561,260	12,655,302
已付截至二零零四年六月三十日止年度末期股息	–	–	–	–	–	–	(268,931)	–	(268,931)
重估增值	–	–	–	298,728	–	–	–	–	298,728
發行股份	90,053	–	–	–	–	–	–	–	90,053
發行股份之支出	(52)	–	–	–	–	–	–	–	(52)
購回股份	–	2,668	–	–	–	–	–	(19,912)	(17,244)
伸算附屬公司、共同控制個體及聯營公司財務報告表所引起兌換差額	–	–	–	–	1,485	–	–	–	1,485
應佔共同控制個體及聯營公司之儲備	–	–	–	24,000	(5,956)	–	–	–	18,044
於出售共同控制個體時變現	–	–	–	–	2,839	–	–	–	2,839
年度淨溢利	–	–	–	–	–	–	–	1,662,411	1,662,411
儲備金之間轉撥	–	–	–	–	–	6,321	–	(6,321)	–
股息支出儲備（附註16）	–	–	–	–	–	–	718,718	(718,718)	–
已付中期股息	–	–	–	–	–	–	(377,189)	–	(377,189)
於二零零五年六月三十日	**8,648,818**	**2,668**	**83,010**	**2,454,573**	**(7,314)**	**63,742**	**341,229**	**2,478,720**	**14,065,446**
以上包括本集團應佔共同控制個體收購後之儲備如下：									
於二零零四年六月三十日	–	–	–	–	6,532	57,421	–	535,480	599,433
於二零零五年六月三十日	**–**	**–**	**–**	**24,000**	**2,561**	**63,742**	**–**	**1,082,538**	**1,172,841**
以上包括本集團應佔聯營公司收購後之儲備如下：									
於二零零四年六月三十日	–	–	–	22,975	–	–	–	2,695	25,670
於二零零五年六月三十日	**–**	**–**	**–**	**22,975**	**–**	**–**	**–**	**483**	**23,458**

附註： 中國共同控制個體須按當地之規則提撥法定儲備金，該等儲備金包括一般資金及發展資金，並於合作期屆滿前不可分派。

33. 股本溢價及儲備金(續)

	股本溢價	股本贖回儲備金	資本儲備金	股息儲備金	保留溢利	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
公司						
於二零零三年七月一日	8,508,890	–	9,872	157,677	707,283	9,383,722
已付截至二零零三年六月三十日止年度末期股息	–	–	–	(157,947)	–	(157,947)
發行股份	49,965	–	–	–	–	49,965
發行股份之支出	(38)	–	–	–	–	(38)
年度淨溢利	–	–	–	–	1,621,284	1,621,284
股息支出儲備(附註16)	–	–	–	622,534	(622,534)	–
已付中期股息	–	–	–	(353,633)	–	(353,633)
於二零零四年六月三十日	8,558,817	–	9,872	268,631	1,706,033	10,543,353
已付截至二零零四年六月三十日止年度末期股息	–	–	–	(268,931)	–	(268,931)
發行股份	90,053	–	–	–	–	90,053
發行股份之支出	(52)	–	–	–	–	(52)
購回股份	–	2,668	–	–	(19,912)	(17,244)
年度淨溢利	–	–	–	–	1,418,790	1,418,790
股息支出儲備(附註16)	–	–	–	718,718	(718,718)	–
已付中期股息	–	–	–	(377,189)	–	(377,189)
於二零零五年六月三十日	**8,648,818**	**2,668**	**9,872**	**341,229**	**2,386,193**	**11,388,780**

於二零零五年六月三十日，本公司可供分派儲備金為保留溢利及股息儲備金，總數分別為港幣2,386,193,000元(二零零四年：港幣1,706,033,000元)及港幣341,229,000元(二零零四年：港幣268,631,000元)。

34. 銀行及其他貸款

	集團	
	2004 港幣千元	2005 港幣千元
無抵押之應付票據（附註a）		
本金	1,474,200	–
減：未攤銷發行票據支出	(356)	–
	1,473,844	–
無抵押之銀行貸款之償還期（附註b）		
一年內	233,555	–
兩年後，五年內	1,000,000	**55,000**
	1,233,555	**55,000**
	2,707,399	**55,000**
減：於一年內到期列於流動負債		
無抵押之應付票據減未攤銷發行票據支出	(1,473,844)	–
無抵押之銀行貸款	(233,555)	–
	(1,707,399)	–
	1,000,000	**55,000**

附註：

(a) 由一附屬公司廣深高速公路（控股）有限公司發行之無抵押票據（「2004票據」）之年息按9.875%計算。

集團依據行使契約廢止條款，將足夠支付未償還票據之本金及應付利息存於票據信託人。2004票據已於年內到期日全部贖回。

(b) 銀行貸款按商業借款利率計息。

35. 應付附屬公司之款項

應付附屬公司之款項均無抵押、不計利息及無固定還款期限。因由結算日起一年內將不須歸還該等款項，故有關款項被歸類為非流動。

36. 應付聯營公司之款項

應付聯營公司之款項均為無抵押、不計利息及無固定還款期限。因由結算日起一年內將不須歸還該等款項，故有關款項被歸類為非流動。

37. 遞延稅項負債

以下為本集團於本期及前期報告期間內確認之主要遞延稅項負債及其變動情況。

	加速稅項折舊 港幣千元	稅項虧損 港幣千元	其他 港幣千元	總數 港幣千元
於二零零三年七月一日	77,710	(38,888)	7,261	46,083
於收益表中扣除（計入）	26,188	(18,369)	755	8,574
於二零零四年六月三十日	103,898	(57,257)	8,016	54,657
於收益表中扣除（計入）	30,590	(19,531)	(901)	10,158
於二零零五年六月三十日	**134,488**	**(76,788)**	**7,115**	**64,815**

遞延稅項資產和負債已就資產負債表之呈列用途而被相互抵銷。

於結算日，本集團未動用之稅項虧損及其他可扣除暫時性差異分別為港幣1,621,000,000元（二零零四年：港幣1,571,000,000元）及港幣206,000,000元（二零零四年：港幣670,000,000元），可用作抵銷未來溢利。就稅項虧損已確認之遞延稅項資產為港幣77,000,000元（二零零四年：港幣57,000,000元）。由於未來溢利不可預計，故此未有就餘下稅項虧損港幣1,180,000,000元（二零零四年：港幣1,244,000,000元）及其他可扣除暫時性差異港幣206,000,000元（二零零四年：港幣670,000,000元）確認遞延稅項資產。該等稅項虧損可無限期結轉。

此外本集團就於一海外之被單方面終止之基建項目所產生之虧損擁有潛在可扣除暫時性差異。惟終止之行動受到爭議，項目所產生之虧損尚待當地稅務當局同意，因此現階段估計可扣除暫時性差異之數額並不可行。

有關於聯營公司及共同控制個體之權益之暫時性差異並不重大。

38. 出售附屬公司

	2004 港幣千元	2005 港幣千元
出售淨資產：		
發展中物業	158,195	–
貿易及其他應收賬項	4,519	–
銀行結餘及現金	248	–
貿易及其他應付賬項	(12,299)	–
長期銀行及其他貨款	(133,881)	–
	16,782	–
出售一發展物業之盈利（附註9）	16,388	–
	33,170	–
確認之出售代價	33,170	–
出售產生之現金流入淨額：		
已收現金代價	7,820	–
出售銀行結餘及現金	(248)	–
	7,572	–

於截至二零零四年六月三十日止年度出售之附屬公司未對本集團現金流量、營業額及經營溢利作出重大貢獻。

39. 項目承擔

(a) 中國公路項目

根據與中方人士簽訂投資、建設及經營西綫II期之協議（如附註23(b)所述），西綫II期之預計總發展費用為人民幣4,900,000,000元，當中人民幣1,715,000,000元將由本集團及中方合資夥伴向西岸幹道合營企業各自投入相同份額之新增註冊資本。於結算日本集團尚未注入西岸幹道合營企業之註冊資本約為人民幣858,000,000元。

一間合營企業將會發展珠江三角洲西岸幹道第III期，預計總發展費用約為人民幣3,600,000,000元，其中合共人民幣1,260,000,000元將由本集團及中方合營夥伴按相同比例向負責發展該項目之合營企業注入註冊資本方式提供。該項目發展之細節條款仍有待落實，故於二零零五年六月三十日，本集團尚未就此向該合營企業注入註冊資本。

39. 項目承擔（續）

(b) 發電廠項目

本集團已與一間中國企業訂立合作協議共同興建中國廣東省一座2×600兆瓦發電廠。該項目發展成本預計約為人民幣5,300,000,000元。該項目現處於初期規劃中，須經有關中國機構批准，截至二零零五年六月三十日止尚未簽訂任何有關發展支出之合約。

(c) 物業發展

(i) 由本集團承擔之項目

	2004 港幣千元	2005 港幣千元
已批准但未訂約	344,147	**193,166**
已訂約但未計提	24,140	**161,428**
	368,287	**354,594**

(ii) 由共同控制個體承擔之項目

	2004 港幣千元	2005 港幣千元
本集團應佔物業發展開支		
已批准但未訂約	235,000	**312,635**
已訂約但未計提	11,555	**153,578**
	246,555	**466,213**

本集團同意提供資金港幣300,000,000元（二零零四年：港幣300,000,000元）予該共同控制個體用作其物業項目發展之資金。

(d) 物業翻新工程

	2004 港幣千元	2005 港幣千元
物業翻新工程開支		
已訂約但未計提	3,885	**40,539**

40. 營業租約承擔

本集團作為出租人

年內，投資物業所得租金收入約港幣283,000,000元(二零零四年：港幣283,000,000元)。於結算日，本集團之投資物業賬面總值約港幣4,326,000,000元(二零零四年：港幣4,187,000,000元)乃以營業租約租出。此項物業獲租客承諾於未來一至三年租用，租客並未有授予終止租約權。

於結算日，本集團與租客已根據不可撤銷經營租約簽約並按下列之最低租金付款：

	集團	
	2004	*2005*
	港幣千元	*港幣千元*
在一年內	136,421	**139,368**
在第二年至第五年(包括首尾兩年)內	120,943	**117,398**
	257,364	**256,766**

41. 或然事項

(a) 出售亞洲電力

關於往年度本集團出售亞洲電力發展有限公司(「亞洲電力」)之權益，本集團與買家簽訂協議，訂明買家及其關連公司同意解除及放棄向本集團提出根據出售協議引致之索償。本集團亦同意解除及放棄向買家及其關連公司提出任何索償。本集團同意作出若干履約承擔及擔保，為此於往年度之財務報告表中已撥備約港幣164,000,000元。該撥備為管理層就卸下本集團對其上述協議中之債務及負債所需之費用及支出之最佳估計。董事認為該撥備由結算日起一年內無須支付，故有關撥備被歸類作非流動項目。

41. 或然事項（續）

(b) 泰國運輸系統

泰國運輸及通訊部（「MOTC」）向合和泰國有限公司（「HTL」）發出終止通告，終止與其訂立的特許權協議，並保留因終止協議所產生損失之索償權利。MOTC更發信欲沒收所有由HTL付予的特許權費及由一銀行替HTL所發出並以本集團銀行存款作抵押，為數約港幣94,000,000元（二零零四年：港幣95,000,000元）之履約保證金。但政府因其終止特許權之行動受到爭議，未能成功沒收保證金。於一九九八年，MOTC對終止特許權協議加以證實，並申明會稍後通知HTL有關索償之金額。另一方面，HTL申辯特許權已在特許權協議條款以外被MOTC充公或剝奪，並且就終止特許權協議向MOTC索償經修訂金額約60,000,000,000泰銖及要求解除前述之履約保證金。年內，HTL已展開仲裁程序，然而，董事認為現階段評估上述行動之結果並不可行。

(c) 其他項目

年內，一供應商向本公司之一附屬公司採取法律行動，指就往年興建一公路項目違反合約而追討賠償約港幣33,000,000元之訴訟已經解決。由於和解款項已於往年度作出撥備，故並無導致本集團出現任何損失。

(d) 擔保

(i) 本集團擔保一共同控制個體之銀行貸款額港幣691,000,000元（二零零四年：港幣698,000,000元），於結算日，貸款額已被動用。

(ii) 本公司擔保本公司附屬公司之信貸額合共港幣5,579,000,000元（二零零四年：港幣4,725,000,000元），其中於結算日有港幣66,000,000元（二零零四年：港幣1,246,000,000元）已被動用。

42. 退休福利計劃

本集團已為香港僱員成立強制性公積金計劃（「強積金計劃」）。強積金計劃之資產由獨立信託人監管。於收益表扣除之退休福利計劃供款為集團按各僱員以港幣20,000元為上限有關月薪5%之應付供款。於結算日並無喪失權利之供款能用作減低未來供款責任。年內本集團對強積金計劃作出之供款約為港幣6,486,000元（二零零四年：港幣6,841,000元）。

43. 主要附屬公司

董事會認為若將所有附屬公司列出，篇幅冗長，故下文只概列主要影響本集團之業績、資產或負債之附屬公司之資料。除特別註明外，所有下列附屬公司均為私人公司，並主要於註冊成立之地方經營，並且所有已發行之股份均為普通股。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例		主要業務
		直接	間接	
		%	%	
於香港註冊成立：				
Goldhill Investments Limited	2股每股面值港幣100元及60,600股每股面值港幣100元之無投票權遞延股	–	100	物業投資
合和中國發展（高速公路）有限公司(ii)	2股每股面值港幣1元及4股每股面值港幣1元之無投票權遞延股	–	72.91	高速公路項目投資
合和建築有限公司	200,000股每股面值港幣100元	–	100	建築、項目管理及投資控股
HH Finance Limited	100,000股每股面值港幣10元	100	–	融資貸款
HITEC Management Limited（前稱為Primory Company Limited）	2股每股面值港幣1元	–	100	物業管理
合和食品有限公司	1,000,000股每股面值港幣1元	–	100	經營餐廳飲食
合和廣珠高速公路發展有限公司(ii)	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	–	74.78	高速公路項目投資
合和屋宇有限公司	30,000股每股面值港幣100元	100	–	物業代理及投資控股
合和皇崗發展有限公司(ii)	2股每股面值港幣1元	–	100	物業投資

43. 主要附屬公司（續）

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立：（續）				
合和物業管理有限公司	2股每股面值港幣100元	100	–	樓宇及車位管理
合和順德道路有限公司(ii)	2股每股面值港幣1元	–	100	公路系統項目投資
合和滑模工程有限公司	2,000,000股每股面值港幣1元	–	100	專科工程承建分包商
Hopewell 108 Limited	1,000股每股面值港幣100元	–	100	物業投資
合和中心管理有限公司（前稱為Hopewell 109 Limited）	209,200股每股面值港幣100元	100	–	物業管理
Hopewell 110 Limited	10,000股每股面值港幣100元	–	100	物業投資及發展
國際展貿中心有限公司	2股每股面值港幣1元及10,000股每股面值港幣1元之無投票權遞延股	–	100	物業投資及管理－展貿中心
九龍悅來酒店有限公司	2股每股面值港幣100元及20,000股每股面值港幣100元之無投票權遞延股	–	100	酒店持有及經營
樂富有限公司	52,000股每股面值港幣100元	100	–	投資控股
美家酒店管理有限公司	3,000,000股每股面值港幣1元	–	100	酒店管理及投資控股
Panda Place Management Limited（前稱為HH Secretarial Limited）	2股每股面值港幣1元	–	100	物業管理
滑模工程有限公司	1,000,001股每股面值港幣1元	–	100	建築、項目顧問及投資控股

43. 主要附屬公司（續）

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立：(續)				
韋安投資有限公司	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	–	100	物業投資及投資控股
Yuba Company Limited	10,000股每股面值港幣1元	–	100	物業投資
於澳門註冊成立：				
Slipform Engineering (Macau) Limited	500,000股每股面值葡幣1元	–	100	建築
於中國成立：				
廣州市合和(花都)置業發展有限公司 (iii)	人民幣99,200,000元(註冊資本)	–	95	物業發展
於英屬處女群島註冊成立：				
Anber Investments Limited	1股每股面值1美元	–	100	投資控股
Goldvista Properties Limited (i)	1股每股面值1美元	–	100	物業投資
廣深高速公路(控股)有限公司(i)	20,000股每股面值1美元	–	100	投資控股
合和(花都)置業投資有限公司(i)	1股每股面值1美元	–	100	投資控股
合和環穗公路有限公司(ii)	1股每股面值1美元	–	74.78	公路系統項目投資
Kammer Investment Limited (i)	1股每股面值1美元	100	–	投資控股
Primax Investment Limited (i)	1股每股面值1美元	100	–	投資控股
Procelain Properties Ltd. (i)	1股每股面值1美元	–	100	物業投資
Singway (B.V.I.) Company Limited (i)	1股每股面值1美元	–	100	物業投資
Tubanan Power Limited (i)	100股每股面值1美元	–	100	投資控股

43. 主要附屬公司（續）

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於開曼群島註冊成立：				
Delta Roads Limited (i)	46,422股每股面值港幣10元	–	100	投資控股
合和公路基建有限公司(iv)	2,888,382,761股每股面值港幣10仙	–	74.78	投資控股
於泰國註冊成立：				
Hopewell (Thailand) Limited	1,500,000,000股每股面值10泰銖	100	–	高架公路及鐵路系統項目投資
於印尼註冊成立：				
P.T. Hi Power Tubanan I	179,125股每股面值100美元	–	80	發展發電廠項目

附註：

(i) 主要於香港經營業務

(ii) 主要於中國經營業務

(iii) 於中國註冊之中外合作企業

(iv) 合和公路基建有限公司為於香港聯合交易所上市之公司，於香港及中國透過其附屬公司和共同控制個體經營業務。

無投票權遞延股實際上不附帶任何收取有關公司之股息或通告及出席其股東大會或投票之權利，亦無權於公司清盤時獲取任何分派。

上述附屬公司及其他並未列出之附屬公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司週年申報表內詳列。

44. 主要聯營公司

下文乃主要聯營公司之資料，此聯營公司乃於香港註冊及營運。

公司名稱	本公司持有已發行股本面值之比例 %	主要業務
添麗有限公司	46	物業投資

此聯營公司採納十二月三十一日為財政年度結算日。

董事會認為若將所有聯營公司列出，篇幅冗長。上述聯營公司及其他並未列出之聯營公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司週年申報表內詳列。

45. 財務報告表之批准

載於第59至113頁之財務報告表已於二零零五年九月一日獲董事會批准及授權刊發。

主要物業一覽表

A. 已落成投資物業及酒店物業(除非特別說明，物業乃長期租約)：

物業／土地	*座落地點*	*用途*	*地塊面積(平方米)*	*總樓面面積(平方米)*	*本集團權益(%)*
國際展貿中心(中期租約)	九龍九龍灣展貿徑1號	會議、展覽、食肆、寫字樓、商業及停車場	22,280	163,702*	100
合和中心	香港灣仔皇后大道東183號	商業、寫字樓及停車場	5,207	78,102*	100
悅來酒店(中期租約)	新界荃灣荃華街3號				
－商場及停車場		商場及停車場		22,689*	100
－酒店物業		酒店經營		49,073	100
			5,750	71,762	
荃威花園商場(中期租約)	新界荃灣安育路9號	商業	不適用	20,742	100
荃威花園停車場125個車位(中期租約)	新界荃灣安育路9號	停車場	不適用	不適用	100
胡忠大廈停車場80個車位(中期租約)	香港灣仔皇后大道東213號3字樓－5字樓	停車場	不適用	不適用	100
興偉中心22－24樓及V1－V15車位(中期租約)	香港香港仔田灣海旁道7號	工業、商業及停車場	不適用	7,551*	100

* *不包括車位之面積。*

B. 持作發展或發展中之投資物業：

物業／土地	座落地點	用途	地塊面積（平方米）	總樓面面積（平方米）	本集團權益（%）
Mega Tower Hotel	香港灣仔堅尼地道、船街及厚豐里	酒店綜合設施包括消閒、購物、餐廳及其他商業設施（計劃中）	7,301#	172,731	100
皇后大道東196－206號	香港灣仔皇后大道東196－206號	待發展（商業用途）	464	約7,000	100
皇后大道東214－224號及三板街9－19號	香港灣仔皇后大道東214－224號及三板街9－19號	待發展（住宅及商業用途）	1,082	計劃中	100
濠景花園／濠庭都會	澳門氹仔北面	住宅、商業、酒店及停車場（5幢住宅單位樓面面積約佔105,000平方米在興建中，預計完工日為二零零六年第二季）	70,000	516,000	50
合和新城	中國廣州花都區	住宅、商業、物流及社區設施（首期之樓面面積約佔109,000平方米，預計完工日為二零零五年年底）	797,000	1,782,000	95

附註：

\# 該物業發展所需土地面積約11,500平方米，其中7,301平方米之土地為本集團持有，另其餘之土地將主要通過與政府土地交換方式收購，惟尚未達成有關之補地價金額。

公司資料

榮譽主席

胡文瀚博士
OBE, JP, LLD (Hon), Dr Eng(Hon), BSc(Eng)

董事會

胡應湘爵士GBS, KCMG, FICE
主席
何炳章先生*
副主席及董事總經理
郭展禮先生
董事副總經理
胡文新先生
董事副總經理
李憲武先生#
嚴文俊先生
胡文佳先生##
胡爵士夫人郭秀萍太平紳士#
陸勵荃女士##
楊鑑賢先生
韋高廉先生
雷有基先生
李嘉士先生#
張利民先生
何榮春先生
藍利益先生##
莫仲達先生

* 亦為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之候補董事
\# 非執行董事
\## 獨立非執行董事

審計委員會

藍利益先生 *主席*
陸勵荃女士
胡文佳先生

薪酬委員會

何炳章先生 *主席*
藍利益先生
陸勵荃女士

公司秘書

李業華先生

註冊辦事處

香港皇后大道東183號
合和中心64樓
電話： (852) 2528 4975
圖文傳真： (852) 2861 2068

法律顧問

胡關李羅律師行

核數師

德勤 • 關黃陳方會計師行

主要往來銀行+

中國銀行（香港）有限公司
交通銀行
東亞銀行有限公司
東京三菱銀行
法國巴黎銀行
中國建設銀行股份有限公司
集友銀行有限公司
花旗銀行
恒生銀行有限公司
香港上海滙豐銀行有限公司
華南商業銀行股份有限公司
中國工商銀行（亞洲）有限公司
中國工商銀行廣州花都支行
廖創興銀行有限公司
瑞穗實業銀行
南洋商業銀行有限公司
三井住友銀行
澳門大豐銀行有限公司

\+ *名稱以字母次序排列*

股份登記及過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話： (852) 2862 8628
圖文傳真： (852) 2529 6087

上市資料

香港聯合交易所有限公司
普通股（股份代號：54）

美國預託證券

CUSIP編號	439555301
交易符號	HOWWY
普通股與美國預託證券比率	1:1
託管銀行	美國花旗銀行

投資者關係

ir@hopewellholdings.com

公司網址

www.hopewellholdings.com

（於二零零五年九月 日）



Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page: www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068